BMO Financial Group Reports First Quarter 2023 Results

REPORT TO SHAREHOLDERS

BMO’s First Quarter 2023 Report to Shareholders, including the unaudited interim consolidated financial statements for the period ended January 31, 2023, is available online at www.bmo.com/investorrelations and at www.sedar.com.

Financial Results Highlights

First Quarter 2023 Compared with First Quarter 2022:

•	Net income of $247 million, compared with $2,933 million; adjusted net income[1,3] of $2,272 million, compared with $2,584 million

•	Reported earnings per share (EPS)[2] of $0.30, compared with $4.43; adjusted EPS[1,2,3] of $3.22, compared with $3.89

•	Provision for credit losses (PCL) of $217 million, compared with a recovery of the provision for credit losses of $99 million

•	Return on equity (ROE) of 1.3%, compared with 21.4%; adjusted ROE[1,3] of 13.4%, compared with 18.8%

•	Common Equity Tier 1 Ratio[4] of 18.2%, compared with 14.1%

Toronto, February 28, 2023 – For the first quarter ended January 31, 2023, BMO Financial Group recorded net income of $247 million or $0.30 per share on a reported basis, and net income of $2,272 million or $3.22 per share on an adjusted basis.

“We had a very good start to the year, with continued strong operating performance in our Canadian and U.S. Personal and Commercial businesses and improving momentum in BMO Capital Markets, benefitting from our strategic investments in talent and technology. Our results continue to reflect our diversified business mix and our superior risk management approach and credit quality,” said Darryl White, Chief Executive Officer, BMO Financial Group.

“The completion of our acquisition of Bank of the West on February 1st is a historic moment for BMO and the natural next step in our North American growth strategy, as we warmly welcome thousands of employees and 1.8 million customers in key U.S. markets to the BMO family. Our shared commitment to customer loyalty, community reinvestment and sustainability further strengthens our position as a leading North American bank and enhances our long-term growth opportunities.

“This quarter, we were again recognized as the most sustainable bank in North America for the fourth year in a row in Corporate Knights’ 2023 Global 100 Most Sustainable Corporations in the World. Our continued recognition as a global leader in this area reinforces our commitment to sustainable business practices and financing activities, as we deliver on our ambition to be our client’s lead partner in the transition to a net-zero world,” concluded Mr. White.

Concurrent with the release of results, BMO announced a second quarter 2023 dividend of $1.43 per common share, unchanged from the prior quarter, and an increase of $0.10 or 8% from the prior year. The quarterly dividend of $1.43 per common share is equivalent to an annual dividend of $5.72 per common share.

Caution

The foregoing sections contain forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

(1)

Results and measures in this document are presented on a generally accepted accounting principles (GAAP) basis. They are also presented on an adjusted basis that excluded the impact of certain specified items from reported results. Adjusted results and ratios are non-GAAP and are detailed for all reported periods in the Non-GAAP and Other Financial Measures section. For details on the composition of non-GAAP amounts, measures and ratios, as well as supplementary financial measures, refer to the Glossary of Financial Terms.

(2)	All EPS measures in this document refer to diluted EPS, unless specified otherwise.
(3)

Q1-2023 reported net income included a loss of $1,461 million ($2,011 million pre-tax) resulting from the impact of fair value management actions related to the acquisition of Bank of the West, compared with revenue of $413 million ($562 million pre-tax) in the prior year, and acquisition and integration costs of $181 million ($239 million pre-tax), compared with $10 million ($12 million pre-tax) in the prior year. In addition, Q1-2023 net income included $371 million of tax expense related to certain tax measures enacted by the Canadian government and $6 million ($8 million pre-tax) of interest expense and legal fees relating to the lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank. Q1-2022 net income included the impact of divestitures of $48 million ($26 million pre-tax) related to the sale of our EMEA Asset Management business. Both the current quarter and prior year included amortization of acquisition-related intangibles assets of $6 million ($8 million pre-tax). Refer to the Non-GAAP and Other Financial Measures section for further information on adjusting items.

(4)	The Common Equity Tier 1 (CET1) Ratio is disclosed in accordance with the Office of the Superintendent of Financial Institutions’ (OSFI’s) Capital Adequacy Requirements (CAR) Guideline.

  Note: All ratios and percentage changes in this document are based on unrounded numbers.

BMO Financial Group First Quarter Report 2023 1

Significant Events

On February 1, 2023, we completed the acquisition of Bank of the West from BNP Paribas for a cash purchase price of US$13.8 billion, reflecting dividends from Bank of the West to BNP Paribas and other closing adjustments. Bank of the West provides a broad range of banking products and services, primarily in the Western and Midwestern parts of the United States. The acquisition enables our expansion in Bank of the West’s primary markets, including California, and accelerates our commercial banking expansion.

Under International Financial Reporting Standards (IFRS), the purchase price will be allocated to the identifiable assets and liabilities of Bank of the West as at February 1, 2023, based on their relative fair values, with the difference recorded as goodwill. The fair value/par value differences, referred to as the fair value mark, will be amortized to income over the estimated life of the underlying asset (liability). Intangible assets identified, including the core deposit intangible related to non-maturity deposits, will be amortized over their estimated life. Due to the proximity of the closing date to the release of our interim consolidated financial statements, the initial accounting for the acquisition has not been finalized, including the valuation of assets acquired and liabilities assumed, including loans, intangible assets, goodwill, deposits and contingent liabilities. The acquisition, including the purchase accounting impacts, will be reflected in our results in the second quarter of fiscal 2023. We have updated our estimates of the financial impact to the bank’s results to reflect the later than anticipated closing and conversion dates. We remain confident in achieving annual pre-tax cost synergies of US$670 million through operational efficiencies across our combined businesses and for the transaction to be approximately 7% accretive to our fiscal 2024 earnings per share, excluding the impact of the accretion of credit and fair value marks. We expect to incur pre-tax merger and integration costs of approximately US$1.5 billion.

The fair value of fixed rate loans, securities and deposits is largely dependent on interest rates. As interest rates have increased since the announcement of the acquisition, the fair value of the acquired fixed rate assets (in particular, loans and securities) has decreased, resulting in higher goodwill on closing compared with estimates in our original assumptions. Conversely, the fair value of floating rate assets (liabilities) and non-maturity deposits approximate par, providing no natural fair value change offset. Changes in goodwill relative to our original assumptions impacted capital ratios at closing, because goodwill is treated as a deduction from capital under the Office of the Superintendent of Financial Institutions (OSFI) Basel III rules. In addition, given that the purchase price of the acquisition was in U.S. dollars, the change in foreign exchange translation between the Canadian dollar relative to the U.S. dollar between the announcement and the closing resulted in a change to the Canadian dollar equivalent goodwill.

We proactively managed the exposure to capital from changes in fair value of the assets and liabilities of Bank of the West at closing. As part of our fair value management actions, we entered into interest rate swaps that increased in value as interest rates rose, resulting in mark-to-market gains (losses) recorded in trading revenue. These swaps were largely offset from an interest rate risk perspective through the purchase of a portfolio of matched-duration U.S. treasuries and other balance sheet instruments that generated net interest income. Together, these transactions aimed to mitigate the effects of any changes in goodwill arising from changes in interest rates between the announcement and closing of the acquisition. In addition, BMO entered into forward contracts, which qualify as accounting hedges, to mitigate the effects of changes in the Canadian dollar equivalent of the purchase price on closing. Changes in the fair value of these forward contracts were recorded in other comprehensive income (OCI) until closing of the transaction. On close, the accumulated gains in Other Comprehensive Income reduced the Canadian dollar equivalent of the purchase price.

The impact of the fair value management actions on our results was treated as an adjusting item. The current quarter included a loss of $1,461 million ($2,011 million pre-tax) related to the management of interest rate changes, comprising $1,628 million pre-tax of mark-to-market losses on the interest rate swaps as at January 31, 2023, recorded in non-interest revenue, as well as a loss of $383 million pre-tax on a portfolio of primarily U.S. treasuries and other balance sheet instruments recorded in net interest income.

The cumulative impact on our Common Equity Tier 1 Ratio related to these fair value management actions since the announcement of the acquisition was an increase of approximately 120 basis points. In addition, the changes in the fair value of the forward contracts decreased OCI by $264 million in the current quarter and increased OCI by $374 million on a cumulative basis, since the announcement of the acquisition.

This Significant Events section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

2 BMO Financial Group First Quarter Report 2023

First Quarter 2023 Performance Review

The order in which the impact on net income is discussed in this section follows the order of revenue, expenses and provision for credit losses, regardless of their relative impact.

Adjusted results and ratios in this First Quarter 2023 Performance Review section are on a non-GAAP basis and discussed in the Non-GAAP and Other Financial Measures section.

Adjusted results in the current quarter excluded a loss of $1,461 million ($2,011 million pre-tax) related to the management of the impact of interest rate changes between the announcement and closing of the Bank of the West acquisition on its fair value and goodwill, compared with revenue of $413 million ($562 million pre-tax) in the prior year, as well as acquisition and integration costs of $181 million ($239 million pre-tax), compared with $10 million ($12 million pre-tax) in the prior year. In addition, the current quarter excluded $371 million of tax expense related to certain tax measures enacted by the Canadian government and a $6 million ($8 million pre-tax) legal provision comprising interest expense and legal fees related to a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank. The prior year excluded the impact of divestitures of $48 million ($26 million pre-tax) related to the sale of our EMEA Asset Management business. Both the current quarter and prior year excluded amortization of acquisition-related intangibles assets of $6 million ($8 million pre-tax). Refer to the Non-GAAP and Other Financial Measures section for further information on adjusting items.

Reported net income decreased from the prior year, primarily due to the impact of the items noted above, and adjusted net income decreased 12%, with higher net revenue more than offset by higher expenses, and a higher provision for credit losses compared with a recovery in the prior year. Net income increased in U.S. P&C due to the impact of the stronger U.S. dollar and decreased in all operating groups on a source currency basis. On a reported basis, Corporate Services recorded a net loss, compared with net income in the prior year, and on an adjusted basis, Corporate Services recorded a higher net loss.

Canadian P&C

Reported and adjusted net income was $980 million, a decrease of $24 million or 2% from the prior year. Results reflected a 9% increase in revenue, driven by higher net interest income reflecting strong growth in balances and higher net interest margins, which was more than offset by higher expenses and a higher provision for credit losses.

U.S. P&C

Reported net income was $698 million, and adjusted net income was $699 million, both increasing $17 million or 3%. The impact of the stronger U.S. dollar increased net income by 6%.

On a U.S. dollar basis, reported net income was $520 million and adjusted net income was $521 million, both decreasing $16 million or 3% from prior year. Results reflected a 12% increase in revenue, primarily due to higher net interest income reflecting higher net interest margins and loan balances, more than offset by higher expenses and a higher provision for credit losses.

BMO Wealth Management

Reported net income was $277 million and adjusted net income was $278 million, both decreasing $38 million or 12% from the prior year. Wealth and Asset Management reported net income was $207 million, a decrease of $54 million or 20% due to lower revenue reflecting weaker global markets and higher expenses. Insurance net income was $70 million, an increase of $16 million or 29% from the prior year.

BMO Capital Markets

Reported net income was $503 million, a decrease of $202 million or 29% from the prior year, and adjusted net income was $510 million, a decrease of $202 million or 28%. Reported and adjusted results were impacted by current market conditions, resulting in lower Investment and Corporate Banking revenue and Global Markets revenue compared with particularly strong results in the prior year, as well as higher expenses and a lower recovery of the provision for credit losses.

Corporate Services

Reported net loss was $2,211 million, compared with reported net income of $228 million in the prior year, and adjusted net loss was $195 million, compared with an adjusted net loss of $130 million. Reported results decreased, primarily due to the adjusting items noted above. Adjusted results decreased primarily due to lower revenue and higher expenses, partially offset by the impact of a more favourable effective tax rate in the current quarter.

Capital

BMO’s Common Equity Tier 1 Ratio was 18.2% as at January 31, 2023, an increase from 16.7% at the end of the fourth quarter of 2022, primarily driven by $3.4 billion common share issuances through a public offering and private placements, and lower risk-weighted assets.

Credit Quality

Total provision for credit losses was $217 million, compared with a recovery of the provision for credit losses of $99 million in the prior year. The total provision for credit losses as a percentage of average net loans and acceptances ratio was 15 basis points, compared with a total recovery of credit losses ratio of 8 basis points in the prior year. The provision for credit losses on impaired loans was $196 million, an increase of $110 million from the prior year. The provision for credit losses on impaired loans as a percentage of average net loans and acceptances ratio was 14 basis points, compared

BMO Financial Group First Quarter Report 2023 3

with 7 basis points in the prior year. There was a $21 million provision for credit losses on performing loans in the current quarter, compared with a $185 million recovery in the prior year. The $21 million provision for credit losses on performing loans in the current quarter reflected increased uncertainty in credit conditions and growth in certain portfolios, largely offset by portfolio credit improvement, including benefits from risk transfer transactions. The $185 million recovery of credit losses in the prior year largely reflected reduced uncertainty on future credit conditions and positive credit migration, partially offset by balance growth and a weaker economic outlook.

Refer to the Critical Accounting Estimates and Judgments section of BMO’s 2022 Annual Report and Note 4 of our audited annual consolidated financial statements for further information on the allowance for credit losses as at October 31, 2022.

Supporting a Sustainable and Inclusive Future

BMO has a deep sense of purpose – to be a champion for progress and a catalyst for change. We are leveraging our position as a leading financial services provider in order to create opportunities for our stakeholders and communities to make positive, sustainable change, because we believe that success can and must be mutual. In support of our customers, communities and employees, in the first quarter of 2023:

•	BMO employees pledged more than $31 million to the United Way and thousands of other community organizations across North America, setting a new BMO record.

•

We completed the acquisition of Radicle Group Inc., a leader in sustainability advisory services and solutions, including carbon credit origination and environmental commodity trading. The acquisition makes BMO a leader in carbon credit development and technology-driven emissions measurement and management, and enhances our commitment to help our clients understand and manage the risks and opportunities of the energy transition.

•

BMO InvestorLine announced the launch of its new ESG Insights feature that provides self-directed investors with Environmental, Social and Governance (ESG) ratings for individual equities and exchange traded funds (ETFs), to help them evaluate the ESG risks and opportunities of the investments they make.

•	BMO joined Ontario Soccer as its newest premier partner, collaborating on new empowerment initiatives to foster gender equity for soccer benefiting thousands of women and girls.

•

We announced a Community Benefits Plan that outlines a commitment of more than $40 billion to local communities across our expanded footprint in the United States, with a focus on increasing home ownership and supporting the growth of small businesses in low to moderate-income neighbourhoods.

BMO’s leadership continues to be recognized in several rankings, including:

•

Ranked among the most sustainable companies on the Dow Jones Sustainability Indices (DJSI). In addition, BMO ranked in the 95th percentile among banks globally and earned the highest possible score in the areas of Environment Reporting, Social Reporting and Financial Inclusion.

•

Named as one of Corporate Knights’ 2023 Global 100 Most Sustainable Corporations in the World and, for the fourth consecutive year, ranked as North America’s most sustainable bank. We ranked eighth in the world and in the top 15 per cent of banks globally for sustainable revenue and received high marks for diversity on our Board and the representation of diversity among our directors and senior leadership.

•	Recognized by the World Benchmarking Alliance’s new global benchmark (WBA) as the world’s top ranked financial institution for helping make progress in support of a just and sustainable economy.

•

Included for the eighth consecutive year in the Bloomberg Gender-Equality Index (GEI), which recognizes BMO as a global leader in gender equality and inclusion within the workplace and the community, and for publicly demonstrating our commitment to equality and advancing women.

Caution

The foregoing sections contain forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Regulatory Filings

BMO’s continuous disclosure materials, including interim filings, annual Management’s Discussion and Analysis and audited annual consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular, are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov. Information contained in or otherwise accessible through our website (www.bmo.com), or any third party websites mentioned herein, does not form part of this document.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. In this document, the names BMO and BMO Financial Group, as well as the words “bank”, “we” and “our”, mean Bank of Montreal, together with its subsidiaries.

4 BMO Financial Group First Quarter Report 2023

Enhanced Disclosure Task Force

On October 29, 2012, the Enhanced Disclosure Task Force (EDTF) of the Financial Stability Board published its first report, Enhancing the Risk Disclosures of Banks. We support the recommendations issued by EDTF for the provision of high-quality, transparent risk disclosures.

Disclosures related to the EDTF recommendations are detailed in the index below, as presented in the 2022 Annual Report and the First Quarter 2023 Report to Shareholders (RTS), Supplemental Financial Information (SFI) or Supplemental Regulatory Capital Information (SRC). Information on BMO’s website, including information within the SFI or SRC is not and should not be considered incorporated by reference into our First Quarter 2023 Report to Shareholders.

Topic	EDTF Disclosure	Page Number
		2022 Annual Report	Q1 2023
			RTS	SFI	SRC

General	1. Present all risk-related information in each report, providing an index for easy navigation	73-113	6	Index	Index
	2. Define the bank’s risk terminology and risk measures and present key parameters used	83-113, 131-133	33	-	-
	3. Discuss top and emerging risks for the bank	73-75	8, 33-34	-	-
	4. Outline plans to meet new key regulatory ratios once the applicable rules are finalized	67	20	-	-
Risk Governance, Risk Management and Business Model	5. Summarize the bank’s risk management organization, processes, and key functions	77-82	-	-	-
	6. Describe the bank’s risk culture and procedures applied to support the culture	82	-	-	-
	7. Describe key risks that arise from the bank’s business model and activities	80	-	-	-
	8. Describe the use of stress testing within the bank’s risk governance and capital frameworks	81-82	-	-	-
Capital Adequacy and Risk-Weighted Assets (RWA)	9. Provide minimum Pillar 1 capital requirements	66-68	-	-	3-4, 10
	10. Summarize information contained in the composition of capital templates and reconciliation of the accounting balance sheet to the regulatory balance sheet • A Main Features template can also be found on BMO’s website at https://www.bmo.com/main/about-bmo/investor-relations/regulatory-disclosure	68	20	-	3-5
	11. Present a flow statement of movements in regulatory capital, including changes in Common Equity Tier 1, Additional Tier 1, and Tier 2 capital	-	-	-	6
	12. Discuss capital planning within a more general discussion of management’s strategic planning	65	-	-	-
	13. Provide granular information to explain how RWA relate to business activities	69	-	-	11
	14. Present a table showing the capital requirements for each method used for calculating RWA	69, 83-87	-	-	11, 17-30 and 37-43
	15. Tabulate credit risk in the banking book for Basel asset classes and major portfolios	-	-	-	17-30 and 37-43
	16. Present a flow statement that reconciles movements in RWA by credit risk and market risk	-	-	-	31, 57
	17. Describe the bank’s Basel validation and back-testing process. Included in our SRC information is our estimated and actual loss parameter information	106-107	-	-	58
Liquidity	18. Describe how the bank manages its potential liquidity needs and the liquidity reserve held to meet those needs	95-101	35-36, 38	-	-
Funding	19. Summarize encumbered and unencumbered assets in a table by balance sheet category	97	36	36-37	-
	20. Tabulate consolidated total assets, liabilities and off-balance sheet commitments by remaining contractual maturity	102-103	40-41	-	-
	21. Discuss the bank’s sources of funding and describe the bank’s funding strategy	98-99	36-37	-	-
Market Risk	22. Provide a breakdown of balance sheet positions into trading and non-trading market risk measures	94	34	-	-
	23. Provide qualitative and quantitative breakdowns of significant trading and non-trading market risk measures	90-94	34-35	-	-
	24. Describe significant market risk measurement model validation procedures and back-testing and how these are used to enhance the parameters of the model	90-93, 106-107	-	-	-
	25. Describe the primary risk management techniques employed by the bank to measure and assess the risk of loss beyond reported risk measures	90-91	35	-	-
Credit Risk	26. Provide information about the bank’s credit risk profile	83-89, 155-161	16-17, 55-58	24-33	11-56
	27. Describe the bank’s policies related to impaired loans and renegotiated loans	156, 161	-	-
	28. Provide reconciliations of impaired loans and the allowance for credit losses	88, 159	17, 55-56	-	-
	29. Provide a quantitative and qualitative analysis of the bank’s counterparty credit risk that arises from its derivative transactions	83-84, 89	-	-	35-48
	30. Provide a discussion of credit risk mitigation	83-84, 167, 173, 204	-	-	16, 32, 44
Other Risks	31. Describe other risks and discuss how each is identified, governed, measured and managed	77-81, 104-113	-	-	-
	32. Discuss publicly known risk events related to other risks, where material or potentially material loss events have occurred	104-113	-	-	-

BMO Financial Group First Quarter Report 2023 5

Management’s Discussion and Analysis

Management’s Discussion and Analysis (MD&A) commentary is as at February 28, 2023. The material that precedes this section comprises part of this MD&A. The MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the period ended January 31, 2023, included in this document, as well as the audited annual consolidated financial statements for the year ended October 31, 2022, and the MD&A for fiscal 2022, contained in BMO’s 2022 Annual Report.

BMO’s 2022 Annual Report includes a comprehensive discussion of its businesses, strategies and objectives, and can be accessed on our website at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

Table of Contents

7	Caution Regarding Forward-Looking Statements			31	Transactions with Related Parties
8	Economic Developments and Outlook			31	Off-Balance Sheet Arrangements
9	Financial Highlights			32	Accounting Policies and Critical Accounting Estimates and Judgments
10	Non-GAAP and Other Financial Measures				32	Allowance for Credit Losses
14	Foreign Exchange			32	Disclosure for Global Systemically Important Banks (G-SIB)
14	Net Income			33	Future Changes in Accounting Policies
15	Revenue			33	Other Regulatory Developments
16	Total Provision for Credit Losses			33	Risk Management
17	Impaired Loans				33	Top and Emerging Risks That May Affect Future Results
17	Insurance Claims, Commissions and Changes in Policy Benefit Liabilities				34	Market Risk
17	Non-Interest Expense				35	Liquidity and Funding Risk
18	Provision for Income Taxes				37	Credit Ratings
18	Balance Sheet				42	Real Estate Secured Lending
19	Capital Management				43	International Exposures
22	Review of Operating Groups’ Performance			44	Glossary of Financial Terms
	22	Personal and Commercial Banking (P&C)		47	Interim Consolidated Financial Statements
		23	Canadian Personal and Commercial Banking (Canadian P&C)		47	Consolidated Statement of Income
		24	U.S. Personal and Commercial Banking (U.S. P&C)		48	Consolidated Statement of Comprehensive Income
	26	BMO Wealth Management			49	Consolidated Balance Sheet
	27	BMO Capital Markets			50	Consolidated Statement of Changes in Equity
	28	Corporate Services			51	Consolidated Statement of Cash Flows
30	Summary Quarterly Earnings Trends				52	Notes to Consolidated Financial Statements
				68	Investor and Media Information

Bank of Montreal’s management, under the supervision of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness, as at January 31, 2023, of Bank of Montreal’s disclosure controls and procedures (as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures are effective.

There were no changes in our internal control over financial reporting during the quarter ended January 31, 2023, which materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Because of inherent limitations, disclosure controls and procedures and internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements.

As in prior quarters, Bank of Montreal’s Audit and Conduct Review Committee reviewed this document and Bank of Montreal’s Board of Directors approved the document prior to its release.

6 BMO Financial Group First Quarter Report 2023

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements in this document may include, but are not limited to, statements with respect to our objectives and priorities for fiscal 2023 and beyond, our strategies or future actions, our targets and commitments (including with respect to our Climate Ambition and net zero emissions), expectations for our financial condition, capital position or share price, the regulatory environment in which we operate, the results of, or outlook for, our operations or for the Canadian, U.S. and international economies, plans for the combined operations of BMO and Bank of the West and the financial, operational and capital impacts of the transaction, and include statements made by our management. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “plan”, “goal”, “commit”, “target”, “may”, “might”, “schedule”, “forecast”, “outlook”, “timeline”, “suggest”, “seek” and “could” or negative or grammatical variations thereof.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including, but not limited to: general economic and market conditions in the countries in which we operate, including labour challenges; the severity, duration and spread of the COVID-19 pandemic, and possibly other outbreaks of disease or illness, and their impact on local, national or international economies, as well as their heightening of certain risks that may affect our future results; information, privacy and cybersecurity, including the threat of data breaches, hacking, identity theft and corporate espionage, as well as the possibility of denial of service resulting from efforts targeted at causing system failure and service disruption; benchmark interest rate reforms; technological changes and technology resiliency; political conditions, including changes relating to, or affecting, economic or trade matters; climate change and other environmental and social risk; the Canadian housing market and consumer leverage; inflationary pressures; global supply-chain disruptions; changes in monetary, fiscal, or economic policy; changes in laws, including tax legislation and interpretation, or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; weak, volatile or illiquid capital or credit markets; the level of competition in the geographic and business areas in which we operate; exposure to, and the resolution of, significant litigation or regulatory matters, our ability to successfully appeal adverse outcomes of such matters and the timing, determination and recovery of amounts related to such matters; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; failure of third parties to comply with their obligations to us; our ability to execute our strategic plans, complete proposed acquisitions or dispositions and integrate acquisitions, including obtaining regulatory approvals; critical accounting estimates and judgments, and the effects of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks, including with respect to reliance on third parties; the anticipated benefits from acquisitions, including Bank of the West, such as potential synergies, accretion to adjusted earnings per share (EPS), and operational efficiencies, are not realized; changes to our credit ratings; global capital markets activities; the possible effects on our business of war or terrorist activities; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please refer to the discussion in the Risks That May Affect Future Results section, and the sections related to credit and counterparty, market, insurance, liquidity and funding, operational non-financial, legal and regulatory, strategic, environmental and social, and reputation risk, in the Enterprise-Wide Risk Management section of BMO’s 2022 Annual Report, and the Risk Management section in this document, all of which outline certain key factors and risks that may affect our future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting shareholders and analysts in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Material economic assumptions underlying the forward-looking statements contained in this document include those set out in the Economic Developments and Outlook section of BMO’s 2022 Annual Report, as updated in the Economic Developments and Outlook section in our First Quarter 2023 Report to Shareholders, as well as in the Allowance for Credit Losses section of BMO’s 2022 Annual Report, as updated in the Allowance for Credit Losses section in our First Quarter 2023 Report to Shareholders. Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. Assumptions about our integration plan, the efficiency and duration of integration and the alignment of organizational responsibilities were material factors we considered in estimating pre-tax cost synergies and integration costs. Assumptions about BMO and Bank of the West’s current and expected financial performance (including balance sheet, income statement and regulatory capital figures), expected cost and revenue synergies (and timing to achieve), and current and future foreign exchange rates, interest rates and shares outstanding were material factors considered in estimating adjusted EPS accretion.

In determining our expectations for economic growth, we primarily consider historical economic data, past relationships between economic and financial variables, changes in government policies, and the risks to the domestic and global economy.

BMO Financial Group First Quarter Report 2023 7

Economic Developments and Outlook (1)

Canada’s economy is expected to post modest 0.7% growth in 2023 after expanding an estimated 3.6% in 2022. The economy has slowed as a result of high inflation, rising interest rates and weaker global demand, and will likely contract slightly in the second and third quarters of 2023. Positive growth should resume later this year amid support from high levels of household savings and a moderation of inflation. The correction in the housing market will likely continue through 2023, as prices will need to decline further to offset higher borrowing costs and restore affordability to more normal levels. The economic downturn is projected to raise the unemployment rate from a near half-century low of 5.0% in January 2023 to 5.9% by December 2023, which will help to reduce wage and price pressures. After reaching four-decade highs last summer, annual growth in the consumer price index has declined and is projected to moderate further from 5.9% in January 2023 to approximately 3% at year-end. To restore price stability, the Bank of Canada has raised its overnight lending rate by 425 basis points since March 2022, though it recently signalled a probable pause in the tightening cycle. We anticipate the Bank of Canada will reduce its policy rate in 2024 to less restrictive levels. After peaking at a yearly rate of almost 11% in early 2022, industry-wide growth in residential mortgage balances decelerated to below 8% in December 2022 and is expected to moderate further to a low single-digits pace in 2023, as a result of the decrease in housing market activity and prices. Consumer credit balances (excluding mortgages) have been restrained by rising interest rates and elevated household savings and are anticipated to rise only modestly this year as households curtail spending. Following strong growth in 2022, the rate of non-financial corporate credit is projected to decelerate sharply in response to higher interest rates, recession concerns, and elevated cash balances.

After slowing to a 2.1% growth rate in 2022, the U.S. economy is expected to contract slightly for two quarters and register modest 0.7% growth for all of 2023. Rising interest rates, high inflation, and a strong currency have restrained activity, though household spending remains supported by elevated savings and rising employment and wages. The correction in house prices will likely continue in the first half of the year amid the worst affordability in a generation. The expected economic contraction will likely raise the unemployment rate from a 54-year low of 3.4% in January 2023 to 4.8% in December 2023. Amid lower energy prices and improved global supply chains, annual growth in the consumer price index has fallen from 9.1% last summer to 6.4% in January 2023, and it is anticipated to decline to approximately 3% at year-end. After raising its policy rate by 450 basis points since March 2022, the Federal Reserve Bank is projected to tighten its policy by an additional 50 basis points in the months ahead, to sustain lower inflation. Earlier strong growth in industry-wide residential mortgage balances is projected to decelerate as a result of weak housing market activity. Despite the moderation in personal spending last year, consumer credit balances increased as inflation strained household finances. However, credit balance growth is expected to slow in 2023 as a result of rising interest rates and higher unemployment. Non-financial corporate credit growth also strengthened last year as companies took advantage of initially low borrowing costs, but it is projected to decelerate quickly in response to higher interest rates, a weaker economy, and the drawing down of large deposit balances.

The economic outlook is subject to several risks that could lead to a more severe contraction of the North American economy. These include the persistence of high inflation leading to significant further increases in interest rates, an escalation of the conflict in Ukraine, an increase in geopolitical tensions between the United States and China, and the emergence of more lethal strains of COVID-19. In addition, the U.S. Congress will need to raise the debt ceiling by around mid-2023 to avoid a potential default that could lead to financial market turbulence and an even weaker economy.

This Economic Developments and Outlook section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

(1)	All periods in this section refer to the calendar quarter and calendar year, rather than the fiscal quarter or fiscal year.

8 BMO Financial Group First Quarter Report 2023

Financial Highlights

(Canadian $ in millions, except as noted)	Q1-2023	Q4-2022	Q1-2022

Summary Income Statement (1)
Net interest income	4,021	3,767	4,019
Non-interest revenue	2,449	6,803	3,704
Revenue	6,470	10,570	7,723
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	1,193	(369)	81
Revenue, net of CCPB (2)	5,277	10,939	7,642
Provision for credit losses on impaired loans	196	192	86
Provision for (recovery of) credit losses on performing loans	21	34	(185)
Total provision for (recovery of) credit losses	217	226	(99)
Non-interest expense	4,421	4,776	3,846
Provision for income taxes	392	1,454	962
Net income	247	4,483	2,933
Dividends on preferred shares and distributions on other equity instruments	38	77	55
Net income available to common shareholders	209	4,406	2,878
Adjusted net income	2,272	2,136	2,584
Adjusted net income available to common shareholders	2,234	2,059	2,529

Common Share Data ($, except as noted) (1)
Basic earnings per share	0.30	6.52	4.44
Diluted earnings per share	0.30	6.51	4.43
Adjusted diluted earnings per share	3.22	3.04	3.89
Dividends declared per share	1.43	1.39	1.33
Book value per share	95.76	95.60	83.66
Closing share price	133.90	125.49	143.88
Number of common shares outstanding (in millions)
End of period	709.7	677.1	648.4
Average basic	691.3	676.1	648.4
Average diluted	692.6	677.5	650.3
Market capitalization ($ billions)	95.0	85.0	93.3
Dividend yield (%)	4.3	4.4	3.7
Dividend payout ratio (%)	474.5	21.3	30.0
Adjusted dividend payout ratio (%)	44.3	45.6	34.1

Financial Measures and Ratios (%) (1)
Return on equity	1.3	27.6	21.4
Adjusted return on equity	13.4	12.9	18.8
Return on tangible common equity	1.4	30.1	23.6
Adjusted return on tangible common equity	14.6	14.0	20.7
Efficiency ratio	68.3	45.2	49.8
Efficiency ratio, net of CCPB (2)	83.8	43.7	50.3
Adjusted efficiency ratio, net of CCPB (2)	57.2	57.2	53.8
Operating leverage	(31.2)	35.3	4.3
Operating leverage, net of CCPB (2)	(46.0)	43.3	13.5
Adjusted operating leverage, net of CCPB (2)	(6.4)	0.4	4.8
Net interest margin on average earning assets	1.48	1.46	1.64
Adjusted net interest margin on average earning assets	1.62	1.72	1.62
Effective tax rate	61.4	24.5	24.7
Adjusted effective tax rate	21.8	21.8	23.5
Total PCL-to-average net loans and acceptances	0.15	0.16	(0.08)
PCL on impaired loans-to-average net loans and acceptances	0.14	0.14	0.07
Liquidity coverage ratio (LCR) (3)	144	135	129
Net stable funding ratio (NSFR) (3)	120	114	114

Balance Sheet and other information (as at, $ millions, except as noted)
Assets	1,145,706	1,139,199	1,023,172
Average earning assets	1,078,963	1,021,540	972,687
Gross loans and acceptances	562,537	567,191	499,568
Net loans and acceptances	559,899	564,574	497,163
Deposits	787,376	769,478	704,949
Common shareholders’ equity	67,956	64,730	54,246
Total risk weighted assets (4)	347,454	363,997	337,652
Assets under administration	740,314	744,442	657,974
Assets under management	321,540	305,462	332,581

Capital ratios (%) (4)
Common Equity Tier 1 Ratio	18.2	16.7	14.1
Tier 1 Capital Ratio	20.1	18.4	15.5
Total Capital Ratio	22.6	20.7	18.1
Leverage Ratio	5.9	5.6	4.7

Foreign Exchange Rates ($)
As at Canadian/U.S. dollar	1.3306	1.3625	1.2698
Average Canadian/U.S. dollar	1.3426	1.3516	1.2710

(1)

Adjusted results remove certain items from reported results and are used to calculate our adjusted measures as presented in the above table. Management assesses performance on a reported basis and an adjusted basis, and considers both to be useful. Revenue, net of CCPB, as well as reported ratios calculated net of CCPB and adjusted results, measures and ratios in this table are non-GAAP. For further information, refer to the Non-GAAP and Other Financial Measures section, and for details on the composition of non-GAAP amounts, measures and ratios, as well as supplementary financial measures, refer to the Glossary of Financial Terms.

(2)

We present revenue, efficiency ratio and operating leverage on a basis that is net of CCPB, which reduces the variability in insurance revenue from changes in the fair value that are largely offset by changes in the fair value of policy benefit liabilities, the impact of which is reflected in CCPB. For further information, refer to the Insurance Claims, Commissions and Changes in Policy Benefits section.

(3)	LCR and NSFR are disclosed in accordance with the Office of the Superintendent of Financial Institutions’ (OSFI’s) Liquidity Adequacy Requirements (LAR) Guideline, as applicable.
(4)	Capital ratios and risk-weighted assets are disclosed in accordance with OSFI’s Capital Adequacy Requirements (CAR) Guideline, as applicable.

BMO Financial Group First Quarter Report 2023 9

Non-GAAP and Other Financial Measures

Results and measures in this document are presented on a GAAP basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from our audited annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to GAAP mean IFRS. We use a number of financial measures to assess our performance, as well as the performance of our operating segments, including amounts, measures and ratios that are presented on a non-GAAP basis, as described below. We believe that these non-GAAP amounts, measures and ratios, read together with our GAAP results, provide readers with a better understanding of how management assesses results.

Non-GAAP amounts, measures and ratios do not have standardized meanings under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, or as a substitute for, GAAP results.

For further information regarding the composition of non-GAAP and other financial measures, including supplementary financial measures, refer to the Glossary of Financial Terms.

Our non-GAAP measures broadly fall into the following categories:

Adjusted measures and ratios

Management considers both reported and adjusted results and measures to be useful in assessing underlying ongoing business performance. Adjusted results and measures remove certain specified items from revenue, non-interest expense and income taxes, as detailed in the following table. Adjusted results and measures presented in this document are non-GAAP. Presenting results on both a reported basis and an adjusted basis permits readers to assess the impact of certain items on results for the periods presented, and to better assess results excluding those items that may not be reflective of ongoing business performance. As such, the presentation may facilitate readers’ analysis of trends. Except as otherwise noted, management’s discussion of changes in reported results in this document applies equally to changes in the corresponding adjusted results.

Measures net of insurance claims, commissions and changes in policy benefit liabilities (CCPB)

We also present reported and adjusted revenue on a basis that is net of insurance claims, commissions and changes in policy benefit liabilities (CCPB), and our efficiency ratio and operating leverage are calculated on a similar basis, as reconciled in the Revenue section. Measures and ratios presented on a basis net of CCPB are non-GAAP. Insurance revenue can experience variability arising from fluctuations in the fair value of insurance assets, caused by movements in interest rates and equity markets. The investments that support policy benefit liabilities are predominantly fixed income assets recorded at fair value, with changes in fair value recorded in insurance revenue in the Consolidated Statement of Income. These fair value changes are largely offset by changes in the fair value of policy benefit liabilities, the impact of which is reflected in CCPB. The presentation and discussion of revenue, efficiency ratios and operating leverage on a net basis reduces this variability, which allows for a better assessment of operating results. For more information refer to the Insurance Claims, Commissions and Changes in Policy Benefit Liabilities section.

Tangible common equity and return on tangible common equity

Tangible common equity is calculated as common shareholders’ equity less goodwill and acquisition-related intangible assets, net of related deferred tax liabilities. Return on tangible common equity is commonly used in the North American banking industry and is meaningful because it measures the performance of businesses consistently, whether they were acquired or developed organically.

10 BMO Financial Group First Quarter Report 2023

Non-GAAP and Other Financial Measures

(Canadian $ in millions, except as noted)	Q1-2023	Q4-2022	Q1-2022

Reported Results
Net interest income	4,021	3,767	4,019
Non-interest revenue	2,449	6,803	3,704
Revenue	6,470	10,570	7,723
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(1,193)	369	(81)
Revenue, net of CCPB	5,277	10,939	7,642
Provision for credit losses	(217)	(226)	99
Non-interest expense	(4,421)	(4,776)	(3,846)
Income before income taxes	639	5,937	3,895
Provision for income taxes (6)	(392)	(1,454)	(962)
Net income	247	4,483	2,933
Diluted EPS ($)	0.30	6.51	4.43

Adjusting Items Impacting Revenue (Pre-tax)
Impact of divestitures (1)	-	-	(29)
Management of fair value changes on the purchase of Bank of the West (2)	(2,011)	4,541	562
Legal provision (3)	(6)	(515)	-
Impact of adjusting items on revenue (pre-tax)	(2,017)	4,026	533

Adjusting Items Impacting Non-Interest Expense (Pre-tax)
Acquisition and integration costs (4)	(239)	(193)	(12)
Amortization of acquisition-related intangible assets (5)	(8)	(8)	(8)
Impact of divestitures (1)	-	6	3
Legal provision (3)	(2)	(627)	-
Impact of adjusting items on non-interest expense (pre-tax)	(249)	(822)	(17)
Impact of adjusting items on reported net income (pre-tax)	(2,266)	3,204	516

Adjusting Items Impacting Revenue (After-tax)
Impact of divestitures (1)	-	-	(29)
Management of fair value changes on the purchase of Bank of the West (2)	(1,461)	3,336	413
Legal provision (3)	(5)	(382)	-
Impact of adjusting items on revenue (after-tax)	(1,466)	2,954	384

Adjusting Items Impacting Non-Interest Expense (After-tax)
Acquisition and integration costs (4)	(181)	(145)	(10)
Amortization of acquisition-related intangible assets (5)	(6)	(6)	(6)
Impact of divestitures (1)	-	8	(19)
Legal provision (3)	(1)	(464)	-
Impact of adjusting items on non-interest expense (after-tax)	(188)	(607)	(35)
Impact of Canadian tax measures (6)	(371)	-	-
Impact of adjusting items on reported net income (after-tax)	(2,025)	2,347	349
Impact on diluted EPS ($)	(2.92)	3.47	0.54

Adjusted Results
Net interest income	4,410	4,439	3,974
Non-interest revenue	4,077	2,105	3,216
Revenue	8,487	6,544	7,190
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(1,193)	369	(81)
Revenue, net of CCPB	7,294	6,913	7,109
Provision for credit losses	(217)	(226)	99
Non-interest expense	(4,172)	(3,954)	(3,829)
Income before income taxes	2,905	2,733	3,379
Provision for income taxes (6)	(633)	(597)	(795)
Net income	2,272	2,136	2,584
Diluted EPS ($)	3.22	3.04	3.89

(1)

Reported net income included the impact of divestitures related to the sale of our EMEA Asset Management business. Q4-2022 net income included a $8 million ($6 million pre-tax) recovery of non-interest expense, and Q1-2022 included a $29 million (pre-tax and after-tax) loss related to foreign currency translation reclassified from accumulated other comprehensive income to non-interest revenue, a $3 million pre-tax net recovery of non-interest expense, including taxes of $22 million on closing of the sale of our EMEA Asset Management business. These amounts were recorded in Corporate Services.

(2)

Reported net income included revenue (losses) related to the acquisition of Bank of the West resulting from the management of the impact of interest rate changes between the announcement and closing on its fair value and goodwill. Q1-2023 included a loss of $1,461 million ($2,011 million pre-tax), comprising $1,628 million of pre-tax mark-to-market losses on certain interest rate swaps recorded in non-interest trading revenue and $383 million of pre-tax losses on a portfolio of primarily U.S. treasuries and other balance sheet instruments recorded in net interest income. Q4-2022 included revenue of $3,336 million ($4,541 million pre-tax), comprising $4,698 million of pre-tax mark-to-market gains and $157 million of pre-tax losses recorded in net interest income. Q1-2022 included revenue of $413 million ($562 million pre-tax), comprising $517 million of pre-tax mark-to-market gains and $45 million of pre-tax interest income. These amounts were recorded in Corporate Services. For further information on this acquisition, refer to the Significant Events section.

(3)

Q1-2023 reported net income included $6 million ($8 million pre-tax) related to a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank, comprising interest expense of $6 million pre-tax and legal fees of $2 million pre-tax. Q4-2022 included $846 million ($1,142 million pre-tax), comprising interest expense of $515 million pre-tax and non-interest expense of $627 million pre-tax, including legal fees of $22 million. These amounts were recorded in Corporate Services. For further information, refer to the Provisions and Contingent Liabilities section in Note 24 of the audited annual consolidated financial statements of BMO’s 2022 Annual Report.

(4)

Reported net income included acquisition and integration costs related to the acquisition of Bank of the West recorded in non-interest expenses in Corporate Services. Q1-2023 included $178 million ($235 million pre-tax), Q4-2022 included $143 million ($191 million pre-tax) and Q1-2022 included $7 million ($8 million pre-tax). In addition, reported net income included acquisition and integration costs recorded in non-interest expense in BMO Capital Markets related to both Radicle and Clearpool in Q1-2023, and to Clearpool in Q4-2022 and Q1-2022: Q1-2023 included $3 million ($4 million pre-tax), Q4-2022 included $2 million ($2 million pre-tax), and Q1-2022 included $3 million ($4 million pre-tax).

(5)

Reported income included amortization of acquisition-related intangible assets recorded in non-interest expense in the related operating group and was $6 million ($8 million pre-tax) in each of Q1-2023, Q4-2022 and Q1-2022.

(6)

Q1-2023 reported net income included a one-time tax expense of $371 million related to certain tax measures enacted by the Canadian government, comprising a Canada Recovery Dividend (CRD) of $312 million and $59 million related to the pro-rated fiscal 2022 impact of the 1.5% tax rate increase, net of a deferred tax asset remeasurement, recorded in Corporate Services.

BMO Financial Group First Quarter Report 2023 11

Summary of Reported and Adjusted Results by Operating Group

(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (1) (US $ in millions)

Q1-2023

Reported net income (loss)	980	698	1,678	277	503	(2,211)	247	(558)
Acquisition and integration costs	-	-	-	-	3	178	181	132
Amortization of acquisition-related intangible assets	-	1	1	1	4	-	6	4
Impact of divestitures	-	-	-	-	-	-	-	-
Management of fair value changes on the purchase of Bank of the West	-	-	-	-	-	1,461	1,461	1,093
Legal provision	-	-	-	-	-	6	6	5
Impact of Canadian tax measures	-	-	-	-	-	371	371	-
Adjusted net income (loss)	980	699	1,679	278	510	(195)	2,272	676

Q4-2022

Reported net income (loss)	917	660	1,577	298	357	2,251	4,483	2,306
Acquisition and integration costs	-	-	-	-	2	143	145	106
Amortization of acquisition-related intangible assets	-	2	2	-	4	-	6	4
Impact of divestitures	-	-	-	-	-	(8)	(8)	(3)
Management of fair value changes on the purchase of Bank of the West	-	-	-	-	-	(3,336)	(3,336)	(2,470)
Legal provision	-	-	-	-	-	846	846	621
Adjusted net income (loss)	917	662	1,579	298	363	(104)	2,136	564

Q1-2022

Reported net income (loss)	1,004	681	1,685	315	705	228	2,933	1,145
Acquisition and integration costs	-	-	-	-	3	7	10	7
Amortization of acquisition-related intangible assets	-	1	1	1	4	-	6	4
Impact of divestitures	-	-	-	-	-	48	48	(40)
Management of fair value changes on the purchase of Bank of the West	-	-	-	-	-	(413)	(413)	(325)
Adjusted net income (loss)	1,004	682	1,686	316	712	(130)	2,584	791

(1)	U.S. segment reported and adjusted results comprise net income recorded in U.S. P&C and our U.S. operations in BMO Wealth Management, BMO Capital Markets and Corporate Services.

  Refer to footnotes (1) to (6) in the Non-GAAP and Other Financial Measures table for details on adjusting items.

Net Revenue, Efficiency and Operating Leverage

(Canadian $ in millions, except as noted)	Q1-2023	Q4-2022	Q1-2022

Reported
Net interest income	4,021	3,767	4,019
Non-interest revenue	2,449	6,803	3,704
Revenue	6,470	10,570	7,723
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	1,193	(369)	81
Non-interest revenue, net of CCPB	1,256	7,172	3,623
Revenue, net of CCPB	5,277	10,939	7,642
Non-interest expense	4,421	4,776	3,846
Efficiency ratio (%)	68.3	45.2	49.8
Efficiency ratio, net of CCPB (%)	83.8	43.7	50.3
Revenue growth (%)	(16.2)	60.9	10.7
Revenue growth, net of CCPB (%)	(31.0)	68.9	19.9
Non-interest expense growth (%)	15.0	25.6	6.4
Operating Leverage (%)	(31.2)	35.3	4.3
Operating Leverage, net of CCPB (%)	(46.0)	43.3	13.5

Adjusted (1)
Net interest income	4,410	4,439	3,974
Non-interest revenue	4,077	2,105	3,216
Revenue	8,487	6,544	7,190
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	1,193	(369)	81
Non-interest revenue, net of CCPB	2,884	2,474	3,135
Revenue, net of CCPB	7,294	6,913	7,109
Non-interest expense	4,172	3,954	3,829
Efficiency ratio (%)	49.2	60.4	53.2
Efficiency ratio, net of CCPB (%)	57.2	57.2	53.8
Revenue growth, net of CCPB (%)	2.6	6.7	11.5
Non-interest expense growth (%)	9.0	6.3	6.7
Operating Leverage, net of CCPB (%)	(6.4)	0.4	4.8

(1)	Refer to footnotes (1) to (6) in the Non-GAAP and Other Financial Measures table for details on adjusting items.

12 BMO Financial Group First Quarter Report 2023

Return on Equity and Return on Tangible Common Equity

(Canadian $ in millions, except as noted)	Q1-2023	Q4-2022	Q1-2022
Reported net income	247	4,483	2,933
Dividends on preferred shares and distributions on other equity instruments	(38)	(77)	(55)
Net income available to common shareholders (A)	209	4,406	2,878
After-tax amortization of acquisition-related intangible assets	6	6	6
Net income available to common shareholders after adjusting for amortization of acquisition-related intangible assets (B)	215	4,412	2,884
After-tax impact of other adjusting items (1)	2,019	(2,353)	(355)
Adjusted net income available to common shareholders (C)	2,234	2,059	2,529
Average common shareholders’ equity (D)	66,015	63,343	53,345
Return on equity (%) (= A/D) (2)	1.3	27.6	21.4
Adjusted return on equity (%) (= C/D) (2)	13.4	12.9	18.8
Average tangible common equity (E) (3)	60,882	58,224	48,431
Return on tangible common equity (%) (= B/E) (2)	1.4	30.1	23.6
Adjusted return on tangible common equity (%) (= C/E) (2)	14.6	14.0	20.7

(1)	Refer to footnotes (1) to (6) in the Non-GAAP and Other Financial Measures table for details on adjusting items.
(2)	Quarterly calculations are on an annualized basis.
(3)

Average tangible common equity is average common shareholders’ equity (D above) adjusted for goodwill of $5,283 million in Q1-2023, $5,247 million in Q4-2022, and $5,031 million in Q1-2022. Acquisition-related intangible assets of $115 million in Q1-2023, $124 million in Q4-2022, and $138 million in Q1-2022, net of related deferred tax liabilities of $265 million in Q1-2023, $252 million in Q4-2022, and $255 million in Q1-2022.

Capital is allocated to the operating segments based on the amount of regulatory capital required to support business activities. Effective the first quarter of 2023, our capital allocation rate increased to 11.0% of risk weighted assets, compared with 10.5% in 2022 to reflect increased capital requirements. Unallocated capital is reported in Corporate Services. We review our capital allocation methodologies annually.

Return on Equity by Operating Segment (1)

	Q1-2023
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (3) (US $ in millions)

Reported
Net income available to common shareholders	970	690	1,660	275	494	(2,220)	209	(564)
Total average common equity	12,553	14,241	26,794	5,646	12,108	21,467	66,015	16,916
Return on equity (%)	30.7	19.2	24.6	19.4	16.2	na	1.3	(13.2)

Adjusted (2)
Net income available to common shareholders	970	691	1,661	276	501	(204)	2,234	670
Total average common equity	12,553	14,241	26,794	5,646	12,108	21,467	66,015	16,916
Return on equity (%)	30.7	19.2	24.6	19.4	16.4	na	13.4	15.7

	Q4-2022
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (3) (US $ in millions)

Reported
Net income available to common shareholders	906	650	1,556	296	346	2,208	4,406	2,300
Total average common equity	12,231	14,381	26,612	5,400	12,142	19,189	63,343	17,270
Return on equity (%)	29.4	17.9	23.2	21.7	11.3	na	27.6	52.8

Adjusted (2)
Net income available to common shareholders	906	652	1,558	296	352	(147)	2,059	558
Total average common equity	12,231	14,381	26,612	5,400	12,142	19,189	63,343	17,270
Return on equity (%)	29.4	18.0	23.2	21.8	11.5	na	12.9	12.8

	Q1-2022
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (3) (US $ in millions)

Reported
Net income available to common shareholders	993	671	1,664	313	695	206	2,878	1,138
Total average common equity	11,406	13,667	25,073	5,167	11,027	12,078	53,345	16,980
Return on equity (%)	34.6	19.5	26.3	24.0	25.0	na	21.4	26.6

Adjusted (2)
Net income available to common shareholders	993	672	1,665	314	702	(152)	2,529	784
Total average common equity	11,406	13,667	25,073	5,167	11,027	12,078	53,345	16,980
Return on equity (%)	34.6	19.5	26.3	24.1	25.2	na	18.8	18.3

(1)

Return on equity is based on allocated capital. Effective Q1-2023, the capital allocation rate increased to 11% of risk-weighted assets, compared with 10.5% in 2022. For further information, refer to the How BMO Reports Operating Group Results section.

(2)	Refer to footnotes (1) to (6) in the Non-GAAP and Other Financial Measures table for details on adjusting items.
(3)	U.S. segment reported and adjusted results comprise net income recorded in U.S. P&C and our U.S. operations in BMO Wealth Management, BMO Capital Markets and Corporate Services.

  na – not applicable

BMO Financial Group First Quarter Report 2023 13

Foreign Exchange

The Canadian dollar equivalents of BMO’s U.S. segment results that are denominated in U.S. dollars increased relative to the first quarter of 2022 and decreased relative to the fourth quarter of 2022, due to changes in the Canadian/U.S. dollar exchange rate. The table below indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in those rates on BMO’s U.S. segment results. References in this document to the impact of the U.S. dollar do not include U.S. dollar-denominated amounts recorded outside of BMO’s U.S. segment.

Economically, our U.S. dollar income stream was not hedged against the risk of changes in foreign exchange rates during 2023 and 2022. Changes in exchange rates will affect future results measured in Canadian dollars, and the impact on those results is a function of the periods in which revenue, expenses, provisions for (recoveries of) credit losses and income taxes arise.

Refer to the Enterprise-Wide Capital Management section of BMO’s 2022 Annual Report for a discussion of the impact that changes in foreign exchange rates can have on BMO’s capital position.

Effects of Changes in Exchange Rates on BMO’s U.S. Segment Reported and Adjusted Results

	Q1-2023
(Canadian $ in millions, except as noted)	vs. Q1-2022	vs. Q4-2022
Canadian/U.S. dollar exchange rate (average)
Current period	1.3426	1.3426
Prior period	1.2710	1.3516

Effects on U.S. segment reported results
Increased (Decreased) net interest income	91	(8)
Increased (Decreased) non-interest revenue	85	(36)
Increased (Decreased) total revenue	176	(44)
Decreased (Increased) provision for credit losses	7	-
Decreased (Increased) non-interest expense	(75)	16
Decreased (Increased) provision for income taxes	(26)	7
Increased (Decreased) net income	82	(21)
Impact on earnings per share ($)	0.13	(0.03)

Effects on U.S. segment adjusted results
Increased (Decreased) net interest income	88	(12)
Increased (Decreased) non-interest revenue	56	(5)
Increased (Decreased) total revenue	144	(17)
Decreased (Increased) provision for credit losses	7	-
Decreased (Increased) non-interest expense	(78)	10
Decreased (Increased) provision for income taxes	(16)	2
Increased (Decreased) net income	57	(5)
Impact on adjusted earnings per share ($)	0.09	(0.01)

  Adjusted results in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.

Net Income

Q1 2023 vs. Q1 2022

Reported net income was $247 million, compared with $2,933 million in the prior year, and adjusted net income was $2,272 million, a decrease of $312 million or 12% from the prior year. Adjusted results in the current quarter excluded a loss of $1,461 million ($2,011 million pre-tax) resulting from the impact of the fair value management actions related to the acquisition of Bank of the West, compared with revenue of $413 million ($562 million pre-tax) in the prior year, and acquisition and integration costs of $181 million ($239 million pre-tax), compared with $10 million ($12 million pre-tax) in the prior year. In addition, the current quarter excluded a $371 million tax expense related to certain tax measures enacted by the Canadian government, and a $6 million ($8 million pre-tax) legal provision, comprising interest expense of $6 million and legal fees of $2 million related to a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank. The prior year excluded the impact of divestitures of $48 million ($26 million pre-tax) related to the sale of our EMEA Asset Management business. Both the current quarter and prior year excluded amortization of acquisition-related intangibles assets. Refer to the Non-GAAP and Other Financial Measures section for further information on adjusting items. Reported EPS was $0.30, a decrease of $4.13 from the prior year, and adjusted EPS was $3.22, a decrease of $0.67. The impact of share issuances on March 29, 2022, December 16, 2022 and January 25, 2023 increased reported EPS by $0.04 and reduced adjusted EPS by $0.11.

The decrease in reported results reflected lower revenue from the fair value management actions, the tax expense and higher acquisition and integration costs. Adjusted results decreased, as higher revenue was more than offset by higher expenses and a provision for credit losses compared with a recovery in the prior year. Net income increased in U.S. P&C due to the stronger U.S. dollar and decreased across all operating groups on a source currency basis. In our P&C businesses, the decrease was due to higher provisions for credit losses compared with recoveries in the prior year. Lower results in our BMO Wealth Management businesses reflected the impact of weaker global markets. BMO Capital Markets results decreased from particularly strong results in the prior year, reflecting current market conditions. On a reported basis, Corporate Services recorded net loss compared with a net income in the prior year, primarily due to the items noted above, and on an adjusted basis, Corporate Services net loss increased from the prior year.

14 BMO Financial Group First Quarter Report 2023

Q1 2023 vs. Q4 2022

Reported net income decreased $4,236 million from the prior quarter, and adjusted net income increased $136 million or 6% from the prior quarter. Reported EPS decreased $6.21 from the prior quarter, and adjusted EPS increased $0.18.

The decrease in reported results reflected a loss in the current quarter resulting from the fair value management actions, compared with revenue in the prior quarter, higher acquisition and integration costs and the tax expense noted above, partially offset by the lower impact of the legal provision compared with the prior quarter. Adjusted results increased driven by higher revenue, partially offset by higher expenses. Net income increased in BMO Capital Markets and in our P&C businesses, and decreased in BMO Wealth Management. On a reported basis, Corporate Services recorded a net loss compared with a net income in the prior quarter, and on an adjusted basis, Corporate Services net loss increased from the prior quarter.

For further information on non-GAAP amounts, measures and ratios in this Net Income section, refer to the Non-GAAP and Other Financial Measures section.

Revenue

Q1 2023 vs. Q1 2022

Reported revenue was $6,470 million, compared with $7,723 million in the prior year. Reported revenue, net of CCPB, was $5,277 million, compared with $7,642 million in the prior year, and adjusted revenue, net of CCPB was $7,294 million, an increase of $185 million or 3%. Adjusted net revenue in the current quarter excluded a loss of $2,011 million resulting from the impact of the fair value management actions, compared with revenue of $562 million in the prior year, and $6 million of interest expense relating to a legal provision. The prior year excluded a $29 million loss relating to the sale of our EMEA Asset Management business. The impact of the stronger U.S. dollar increased revenue growth by 2% on both a reported and an adjusted basis.

The decrease in reported results primarily reflected lower revenue from the fair value management actions. On an adjusted basis, revenue increased in our P&C businesses, primarily due to higher net interest income reflecting higher loan balances and higher margins, partially offset by lower non-interest revenue, and decreased in BMO Capital Markets from particularly strong results in the prior year, with lower revenue in both Investment and Corporate Banking and Global Markets. Adjusted net revenue decreased in BMO Wealth Management, primarily due to the impact of weaker global markets. Revenue in Corporate Services decreased on both a reported and an adjusted basis from the prior year. On a reported basis, revenue decreased due to the adjusting items noted above.

Reported net interest income was $4,021 million, relatively unchanged from the prior year, and adjusted net interest income was $4,410 million, an increase of $436 million or 11%. Adjusted results excluded a loss of $383 million related to the fair value management actions and interest expense of $6 million related to the legal provision. Adjusted non-trading net interest income was $4,125 million, an increase of $715 million or 21%, with increases across all operating groups due to strong balance growth and higher net interest margins, partially offset by the impact of risk transfer transactions. Trading-related net interest income was $285 million, a decrease of $279 million that was partially offset in trading non-interest revenue.

Average earning assets were $1,079.0 billion, an increase of $106.3 billion or 11%, primarily due to loan growth, the impact of the stronger

U.S. dollar, a temporary increase in cash equivalent balances and higher liquidity requirements in Corporate Services.

BMO’s overall reported net interest margin of 1.48% decreased 16 basis points from the prior year, primarily due to the impact of the adjusting items noted above. Adjusted net interest margin was unchanged from the prior year, and adjusted net interest margin excluding trading-related net interest income and earning assets was 1.79%, an increase of 11 basis points, primarily due to higher margins in our P&C businesses, partially offset by higher low-yielding assets in Corporate Services and the impact of risk transfer transactions.

Reported non-interest revenue was $2,449 million, a decrease from $3,704 million in the prior year, and reported non-interest revenue, net of CCPB, was $1,256 million, a decrease from $3,623 million in the prior year, reflecting the impact of the fair value management actions. Adjusted non-interest revenue, net of CCPB, was $2,884 million, a decrease of $251 million or 8% from the prior year, primarily due to lower underwriting and advisory revenue, lower securities gains, other than trading, and lower mutual fund revenue, partially offset by higher trading revenue.

Gross insurance revenue was $1,331 million, compared with $192 million in the prior year, primarily due to changes in the fair value of investments and higher annuity sales. Insurance revenue can experience variability arising from fluctuations in the fair value of insurance assets caused by movements in interest rates and equity markets. The investments that support policy benefit liabilities are predominantly fixed income and equity assets recorded at fair value, with changes in fair value recorded in insurance revenue in the Consolidated Statement of Income. The impact of these fair value changes was largely offset by changes in policy benefit liabilities, which are discussed in the Insurance Claims, Commissions and Changes in Policy Benefit Liabilities section.

Q1 2023 vs. Q4 2022

Reported revenue was $6,470 million, compared with $10,570 million in the prior quarter, and reported revenue, net of CCPB, was $5,277 million, compared with $10,939 million. The decrease was primarily driven by the impact of the fair value management actions, partially offset by lower interest expense relating to the legal provision compared with the prior quarter. Adjusted revenue, net of CCPB, increased $381 million or 6%, primarily due to higher revenue in BMO Capital Markets, in both Global Markets and Investment and Corporate Banking, in our P&C businesses due to higher net interest income driven by higher net interest margins, and in BMO Wealth Management, primarily due to the benefit from stronger global markets.

On a reported basis, revenue in Corporate Services decreased from the prior quarter due to the adjusting items noted above, and decreased on an adjusted basis.

Reported net interest income increased $254 million or 7% from the prior quarter, primarily due to the net impact of the adjusting items noted above, and adjusted net interest income decreased $29 million or 1%. Adjusted non-trading net interest income increased $37 million or 1%, primarily

BMO Financial Group First Quarter Report 2023 15

due to increases in our P&C businesses, partially offset by a decrease in Corporate Services, and a larger impact from risk transfer transactions relative to the prior quarter. Trading-related net interest income decreased $66 million from the prior quarter.

Average earning assets increased $57.4 billion or 6%, driven by a temporary increase in cash equivalent balances, higher trading-related assets, higher liquidity requirements and loan growth.

BMO’s overall reported net interest margin increased 2 basis points, primarily due to the net impact of the adjusting items noted above. Adjusted net interest margin decreased 10 basis points, with higher net interest margins in our P&C businesses more than offset by higher low-yielding assets and lower net interest income in Corporate Services, lower margins in BMO Capital Markets, and lower trading-related net interest income. Adjusted net interest margin excluding trading-related net interest income and earning assets decreased 7 basis points.

Reported non-interest revenue decreased from $6,803 million in the prior quarter, and reported non-interest revenue, net of CCPB, a decrease from $7,172 million in the prior quarter, primarily due to lower trading revenue related to the fair value management actions. Adjusted non-interest revenue, net of CCPB, increased $410 million or 17% from the prior quarter, primarily due to higher trading revenue, securities gains, other than trading, and the impact of hedge ineffectiveness offset in net interest income.

Gross insurance revenue increased $1,549 million from the prior quarter, primarily due to changes in the fair value of investments and higher annuity sales. The increase in insurance revenue was largely offset by changes in CCPB, as discussed in the Insurance Claims, Commissions and Changes in Policy Benefit Liabilities section.

For further information on non-GAAP amounts, measures and ratios, and results presented on a net revenue basis in this Revenue section, refer to the Non-GAAP and Other Financial Measures section.

Change in Net Interest Income, Average Earning Assets and Net Interest Margin (1)

	Net interest income (2)			Average earning assets (3)			Net interest margin (in basis points)
(Canadian $ in millions, except as noted)	Q1-2023	Q4-2022	Q1-2022	Q1-2023	Q4-2022	Q1-2022	Q1-2023	Q4-2022	Q1-2022
Canadian P&C	2,030	1,961	1,787	298,149	292,124	264,764	270	266	268
U.S. P&C	1,489	1,462	1,156	150,527	149,721	131,569	392	388	349
Personal and Commercial Banking (P&C)	3,519	3,423	2,943	448,676	441,845	396,333	311	307	295
All other operating groups and Corporate Services (4)	502	344	1,076	630,287	579,695	576,354	na	na	na
Total reported	4,021	3,767	4,019	1,078,963	1,021,540	972,687	148	146	164
Total adjusted	4,410	4,439	3,974	1,078,963	1,021,540	972,687	162	172	162
Trading net interest income and earning assets	285	351	564	162,347	150,715	165,915	na	na	na
Total reported excluding trading net interest income and earning assets	3,736	3,416	3,455	916,616	870,825	806,772	162	156	170
Total adjusted excluding trading net interest income and earning assets	4,125	4,088	3,410	916,616	870,825	806,772	179	186	168
U.S. P&C (US$ in millions)	1,109	1,082	910	112,109	110,753	103,525	392	388	349

(1)	Adjusted results and ratios in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)	Operating group revenue is presented on a taxable equivalent basis (teb) in net interest income. For further information, refer to the How BMO Reports Operating Group Results section.
(3)

Average earning assets represents the daily average balance of deposits with central banks, deposits with other banks, securities borrowed or purchased under resale agreements, securities, and loans, over a one-year period.

(4)	For further information on net interest income for these other operating groups and Corporate Services, refer to the Review of Operating Groups’ Performance section.

  na – not applicable

Total Provision for Credit Losses

Q1 2023 vs. Q1 2022

Total provision for credit losses was $217 million, compared with a recovery of the provision for credit losses of $99 million in the prior year. The total provision for credit losses as a percentage of average net loans and acceptances ratio was 15 basis points, compared with a total recovery of credit losses ratio of 8 basis points in the prior year. The provision for credit losses on impaired loans was $196 million, an increase of $110 million from the prior year, largely due to higher provisions in our P&C businesses and BMO Capital Markets. The provision for credit losses on impaired loans as a percentage of average net loans and acceptances ratio was 14 basis points, compared with 7 basis points in the prior year. There was a $21 million provision for credit losses on performing loans in the current quarter, compared with a $185 million recovery in the prior year. The $21 million provision for credit losses on performing loans in the current quarter reflected increased uncertainty in credit conditions and growth in certain portfolios, largely offset by portfolio credit improvement, including benefits from risk transfer transactions. The $185 million recovery of credit losses in the prior year largely reflected reduced uncertainty on future credit conditions and positive credit migration, partially offset by balance growth and a weaker economic outlook.

Q1 2023 vs. Q4 2022

Total provision decreased $9 million from the prior quarter. The total provision for credit losses as a percentage of average net loans and acceptances ratio was 15 basis points, compared with 16 basis points in the prior quarter. The provision for credit losses on impaired loans increased $4 million from the prior quarter, primarily due to higher provisions in our Canadian P&C business, partially offset by lower provisions in BMO Capital Markets. The provision for credit losses on impaired loans as a percentage of average net loans and acceptances ratio was 14 basis points, unchanged from the prior quarter. There was a $21 million provision for credit losses on performing loans in the current quarter, compared with a $34 million provision in the prior quarter. The $21 million provision for credit losses on performing loans in the current quarter reflected the items noted above. The $34 million provision for credit losses on performing loans in the prior quarter reflected a deteriorating economic outlook and balance growth, largely offset by continued reduction in uncertainty as a result of the improving pandemic environment and portfolio credit improvement.

16 BMO Financial Group First Quarter Report 2023

Provision for Credit Losses by Operating Group

(Canadian $ in millions)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank

Q1-2023
Provision for (recovery of) credit losses on impaired loans	154	48	202	1	(3)	(4)	196
Provision for (recovery of) credit losses on performing loans	10	14	24	5	(7)	(1)	21
Total provision for (recovery of) credit losses	164	62	226	6	(10)	(5)	217

Q4-2022
Provision for (recovery of) credit losses on impaired loans	142	47	189	-	5	(2)	192
Provision for (recovery of) credit losses on performing loans	32	15	47	3	(23)	7	34
Total provision for (recovery of) credit losses	174	62	236	3	(18)	5	226

Q1-2022
Provision for (recovery of) credit losses on impaired loans	100	3	103	-	(16)	(1)	86
Provision for (recovery of) credit losses on performing loans	(76)	(77)	(153)	4	(35)	(1)	(185)
Total provision for (recovery of) credit losses	24	(74)	(50)	4	(51)	(2)	(99)

Provision for Credit Losses Performance Ratios

	Q1-2023	Q4-2022	Q1-2022
Total PCL-to-average net loans and acceptances (annualized) (%)	0.15	0.16	(0.08)
PCL on impaired loans-to-average net loans and acceptances (annualized) (%)	0.14	0.14	0.07

Impaired Loans

Total gross impaired loans (GIL) were $2,027 million, compared with $2,219 million in the prior year, with the largest decreases in impaired loans attributable to agriculture, oil and gas, and service industries. GIL increased $36 million from $1,991 million in the prior quarter.

Factors contributing to the change in GIL are outlined in the table below. Loans classified as impaired during the quarter totalled $521 million, compared with $462 million in the prior year and $499 million in the prior quarter.

Changes in Gross Impaired Loans (GIL) (1) and Acceptances

(Canadian $ in millions, except as noted)	Q1-2023	Q4-2022	Q1-2022
GIL, beginning of period	1,991	1,954	2,169
Classified as impaired during the period	521	499	462
Transferred to not impaired during the period	(140)	(231)	(134)
Net repayments	(185)	(152)	(226)
Amounts written-off	(141)	(118)	(78)
Recoveries of loans and advances previously written-off	-	-	-
Disposals of loans	-	(9)	-
Foreign exchange and other movements	(19)	48	26
GIL, end of period	2,027	1,991	2,219
GIL to gross loans and acceptances (%)	0.36	0.35	0.44

(1)	GIL excluded purchased credit impaired loans.

Insurance Claims, Commissions and Changes in Policy Benefit Liabilities

Insurance claims, commissions and changes in policy benefit liabilities (CCPB) in the current quarter were $1,193 million, compared with $81 million in the prior year. Results increased, largely due to changes in the fair value of policy benefit liabilities and higher annuity sales. CCPB increased $1,562 million from the prior quarter, due to changes in the fair value of policy benefit liabilities and the impact of higher annuity sales. These changes were largely offset in insurance revenue.

Non-Interest Expense

Q1 2023 vs. Q1 2022

Reported non-interest expense was $4,421 million, an increase of $575 million or 15% from the prior year, and adjusted non-interest expense was $4,172 million, an increase of $343 million or 9%. Adjusted non-interest expense in the current quarter excluded acquisition and integration costs of $239 million, compared with $12 million in the prior year, and $2 million in legal fees relating to a legal provision. The prior year excluded the impact of a recovery of $3 million related to the sale of our EMEA Asset Management business. Both the current quarter and prior year excluded amortization of acquisition-related intangibles assets of $8 million. The increase in reported expenses reflected higher acquisition and integration costs related to the acquisition of Bank of the West. Reported and adjusted expenses increased due to higher employee-related costs driven by sales force expansion, higher salaries and performance-based compensation, as well as higher computer and equipment costs, professional fees, and advertising and business development expenses. The impact of the stronger U.S. dollar increased expenses by approximately 2% on both a reported basis and an adjusted basis.

The reported gross efficiency ratio was 68.3%, compared with 49.8% in the prior year. On a net revenue basis(1), the reported efficiency ratio was 83.8%, compared with 50.3% in the prior year, and the adjusted efficiency ratio was 57.2%, compared with 53.8% in the prior year. Reported gross operating leverage was negative 31.2%. On a net revenue basis, reported operating leverage was negative 46.0% and adjusted net operating leverage was negative 6.4%.

(1)	This ratio is calculated using net revenue and non-interest expense. For further discussion of revenue, refer to the Revenue section.

BMO Financial Group First Quarter Report 2023 17

Q1 2023 vs. Q4 2022

Reported non-interest expense decreased $355 million or 7% from the prior quarter, and adjusted non-interest expense increased $218 million or 6%. Adjusted results in the current quarter excluded acquisition and integration costs of $239 million compared with $193 million in the prior quarter, and $2 million of legal fees relating to the legal provision compared with a $627 million legal provision in the prior quarter. The prior quarter excluded the impact of divestitures of $6 million related to the sale of our EMEA Asset Management business. Both the current quarter and prior quarter excluded amortization of acquisition-related intangibles assets of $8 million. Reported expenses decreased, primarily due to the impact of the legal provision in the prior quarter. Adjusted expenses increased due to higher employee costs, driven by stock-based compensation for employees eligible to retire that are expensed in the first quarter of each year and the seasonality of benefits, partially offset by lower computer and equipment costs.

The reported gross efficiency ratio was 68.3%, compared with 45.2% in the prior quarter. On a net revenue basis, the reported efficiency ratio was 83.8%, compared with 43.7% in the prior quarter, and the adjusted efficiency ratio was 57.2%, unchanged from the prior quarter.

For further information on non-GAAP amounts, measures and ratios in this Non-Interest Expense section, refer to the Non-GAAP and Other Financial Measures section.

Provision for Income Taxes

During the quarter, we recorded a one-time tax expense of $371 million, including $312 million related to the Canada Recovery Dividend (CRD) and $59 million related to the pro-rated fiscal 2022 impact of the 1.5% increase in tax rate, net of a related remeasurement of our net deferred tax asset.

The reported provision for income taxes was $392 million, a decrease of $570 million from the first quarter of 2022, and a decrease of $1,062 million from the fourth quarter of 2022. The reported effective tax rate for the current quarter was 61.4%, compared with 24.7% in the first quarter of 2022, and 24.5% in the fourth quarter of 2022.

The adjusted provision for income taxes was $633 million, a decrease of $162 million from the first quarter of 2022, and an increase of $36 million from the fourth quarter of 2022. The adjusted effective tax rate was 21.8% in the current quarter, compared with 23.5% in the first quarter of 2022, and 21.8% in the fourth quarter of 2022.

The change in the reported effective tax rate in the current quarter relative to the first quarter of 2022 and the fourth quarter of 2022 was primarily due to the impact of the one-time tax expense noted above. The change in the adjusted effective tax rate in the current quarter relative to the first quarter of 2022 was primarily due to earnings mix.

Additional information regarding accounting for income taxes is included in Note 10 of the unaudited interim consolidated financial statements. For further information on non-GAAP amounts, measures and ratios in this Provision for Income Taxes section, refer to the Non-GAAP and Other Financial Measures section.

Balance Sheet

(Canadian $ in millions)	As at January 31, 2023	As at October 31, 2022

Assets
Cash and cash equivalents and interest bearing deposits with banks	108,422	93,200
Securities	281,027	273,262
Securities borrowed or purchased under resale agreements	118,531	113,194
Net loans and acceptances	559,899	564,574
Derivative instruments	33,294	48,160
Other assets	44,533	46,809
Total assets	1,145,706	1,139,199

Liabilities and Equity
Deposits	787,376	769,478
Derivative instruments	44,090	59,956
Securities lent or sold under repurchase agreements	101,484	103,963
Other liabilities	129,686	126,614
Subordinated debt	8,156	8,150
Equity	74,914	71,038
Total liabilities and equity	1,145,706	1,139,199

Total assets were $1,145.7 billion as at January 31, 2023, an increase of $6.5 billion from October 31, 2022. The weaker U.S. dollar decreased assets by $12.1 billion, excluding the impact on derivative financial assets.

Cash and cash equivalents and interest bearing deposits with banks increased $15.2 billion, due to higher balances held with central banks, primarily reflecting the accumulation of cash in advance of the closing of the Bank of the West acquisition, partially offset by the impact of the weaker U.S. dollar.

Securities increased $7.8 billion, primarily due to client activity in BMO Capital Markets and treasury activities in Corporate Services, partially offset by the impact of the weaker U.S. dollar.

Securities borrowed or purchased under resale agreements increased $5.3 billion, due to client activity in BMO Capital Markets, partially offset by the impact of the weaker U.S. dollar.

Net loans and acceptances decreased $4.7 billion. Business and government loans and acceptances decreased $5.2 billion, reflecting the impact of the weaker U.S. dollar and lower source currency balances in U.S. P&C, partially offset by growth in Canadian P&C and BMO Capital Markets. Consumer instalment and other personal loans decreased $1.9 billion, due to lower balances in the P&C businesses and BMO Wealth Management and the impact of the weaker U.S. dollar. Residential mortgages increased $2.4 billion, primarily due to growth in Canadian P&C.

18 BMO Financial Group First Quarter Report 2023

Derivative financial assets decreased $14.9 billion, primarily due to a decrease in the value of client-driven trading derivatives in BMO Capital Markets, with decreases in the fair value of foreign exchange, commodities, interest rate and equity contracts.

Other assets decreased $2.3 billion due to lower cash collateral balances posted with counterparties and the impact of the weaker U.S. dollar.

Liabilities increased $2.6 billion from October 31, 2022. The weaker U.S. dollar decreased liabilities by $11.5 billion, excluding the impact on derivative financial liabilities.

Deposits increased $17.9 billion, due to higher wholesale funding balances to fund Global Markets client activity and meet structural funding needs, including accumulation of cash in advance of the closing of the Bank of the West acquisition, as well as growth in customer deposits in Canadian P&C, partially offset by the impact of the weaker U.S. dollar and lower source currency customer deposits in U.S. P&C.

Derivative financial liabilities decreased $15.9 billion, primarily due to a decrease in the value of client-driven trading derivatives in BMO Capital Markets, with decreases in the fair value of foreign exchange, interest rate, equity and commodities contracts.

Securities lent or sold under repurchase agreements decreased $2.5 billion, due to the impact of the weaker U.S. dollar and client activity in BMO Capital Markets.

Other liabilities increased $3.1 billion, driven by an increase in securities sold but not yet purchased, due to client activity in BMO Capital Markets, partially offset by the impact of the weaker U.S. dollar.

Subordinated debt was relatively unchanged in the quarter.

Equity increased $3.9 billion from October 31, 2022, primarily due to common and preferred share issuances, partially offset by a decrease in retained earnings. Common shares increased $3.9 billion as a result of share issuances during the quarter, as well as shares issued under the dividend reinvestment and share purchase plan. Retained earnings decreased $0.9 billion as a result of dividends and distributions on other equity instruments, partially offset by net income earned in the quarter. Preferred shares and other equity instruments increased $0.7 billion reflecting an issuance in the quarter. Accumulated other comprehensive income was relatively unchanged in the quarter, as gains on cash flow hedges due to lower term rates were largely offset by the impact of the weaker U.S. dollar on the translation of net foreign operations and losses on remeasurement of own credit risk on financial liabilities designated at fair value.

Contractual obligations by year of maturity are outlined in the Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments table in the Risk Management section.

Capital Management

BMO continues to manage its capital within the framework described in the Enterprise-Wide Capital Management section of BMO’s 2022 Annual Report.

First Quarter 2023 Regulatory Capital Review

BMO’s Common Equity Tier 1 (CET1) Ratio was 18.2% as at January 31, 2023, an increase from 16.7% at the end of the fourth quarter of 2022, primarily driven by $3.4 billion common share issuances through a public offering and private placements, and lower risk-weighted assets (RWA).

CET1 Capital was $63.1 billion as at January 31, 2023, an increase from $60.9 billion as at October 31, 2022, primarily due to the common share issuances, internal capital generation and common shares issued under the shareholder dividend reinvestment and share purchase plan (DRIP), partially offset by the reduced benefit from the fair value management actions related to the acquisition of Bank of the West and the impact of the Canada Recovery Dividend. The acquisition of Bank of the West closed on February 1, 2023. Refer to the Significant Events section for further information on the fair value management actions. The offering of common shares supports the increased regulatory requirements announced by the Office of the Superintendent of Financial Institutions (OSFI) on December 8, 2022. Please refer to Regulatory Capital Developments below.

The bank is subject to a capital floor as prescribed in OSFI’s Capital Adequacy Requirements (CAR) Guideline. In calculating regulatory capital ratios, there is a requirement to increase total RWA when a capital floor amount calculated under the standardized approach is higher than a similar calculation using the more risk-sensitive advanced approach rules. The capital floor adjustment reflected in our RWA as at January 31, 2023 was $10.8 billion, compared with $12.6 billion at October 31, 2022.

RWA were $347.5 billion as at January 31, 2023, a decrease from $364.0 billion as at October 31, 2022. RWA were lower, primarily due to risk transfer transactions, model updates, the impact of foreign exchange movements and changes in asset quality.

The bank’s Tier 1 and Total Capital Ratios were 20.1% and 22.6%, respectively, as at January 31, 2023, higher compared with 18.4% and 20.7%, respectively, as at October 31, 2022, primarily due to the same factors impacting the CET1 Ratio and a $650 million issuance of institutional preferred shares.

The impact of foreign exchange movements on capital ratios was largely offset. BMO’s investments in foreign operations are primarily denominated in U.S. dollars, and the foreign exchange impact of U.S.-dollar-denominated RWA and capital deductions may result in variability in the bank’s capital ratios. We may manage the impact of foreign exchange movements on our capital ratios, and we did so during the current quarter based on the current balance sheet, and we considered the anticipated impacts of the acquisition of Bank of the West. Any such activities could also impact our book value and return on equity.

Our Leverage Ratio was 5.9% as at January 31, 2023, an increase from 5.6% at the end of the fourth quarter of 2022, primarily due to higher Tier 1 Capital.

The bank’s risk-based Total Loss Absorbing Capacity (TLAC) Ratio and TLAC Leverage Ratio were 37.2% and 10.9%, respectively, as at January 31, 2023, compared with 33.1% and 10.1%, respectively, as at October 31, 2022.

BMO Financial Group First Quarter Report 2023 19

Regulatory Capital Developments

On December 8, 2022, OSFI announced that the Domestic Stability Buffer (DSB) level will be set at 3% of total RWA as of February 1, 2023. In addition, OSFI increased the DSB’s range from 0% to 2.5%, to 0% to 4%.

The domestic implementation of Basel III Reforms related to capital, leverage, liquidity and disclosure requirements take effect in the second quarter of 2023. Capital changes include revised rules for credit risk and operational risk, which took effect on February 1, 2023. Revisions related to market risk and credit valuation adjustment risk will take effect in the first quarter of 2024.

Refer to the Enterprise-Wide Capital Management section of BMO’s 2022 Annual Report for a more detailed discussion of regulatory developments.

Regulatory Capital, Leverage and TLAC

Regulatory capital requirements for BMO are determined in accordance with OSFI’s CAR Guideline and the Leverage Requirements (LR) Guideline, which are based on the standards developed by the Basel Committee on Banking Supervision. TLAC requirements are determined in accordance with OSFI’s TLAC Guideline. For more information see the Enterprise-Wide Capital Management section of BMO’s 2022 Annual Report.

OSFI’s capital, leverage and TLAC requirements are summarized in the following table.

(% of risk-weighted assets or leverage exposures)	Minimum capital, leverage and TLAC requirements	Total Pillar 1 Capital Buffer (1)	Domestic Stability Buffer (2)	Minimum capital, leverage and TLAC requirements including capital buffers	BMO capital, leverage and TLAC ratios as at January 31, 2023
Common Equity Tier 1 Ratio	4.5%	3.5%	2.5%	10.5%	18.2%
Tier 1 Capital Ratio	6.0%	3.5%	2.5%	12.0%	20.1%
Total Capital Ratio	8.0%	3.5%	2.5%	14.0%	22.6%
TLAC Ratio	21.5%	na	2.5%	24.0%	37.2%
Leverage Ratio	3.0%	na	na	3.0%	5.9%
TLAC Leverage Ratio	6.75%	na	na	6.75%	10.9%

(1)

The minimum 4.5% CET1 Ratio requirement is augmented by the 3.5% Total Pillar 1 Capital Buffers, which can absorb losses during periods of stress. The Pillar 1 Capital Buffers include a 2.5% Capital Conservation Buffer, a 1.0% Common Equity Surcharge for domestic systemically important banks (D-SIBs) and a Countercyclical Buffer, as prescribed by OSFI (immaterial for the first quarter of 2023). If a bank’s capital ratios fall within the range of this combined buffer, restrictions on discretionary distributions of earnings (such as dividends, share repurchases and discretionary compensation) would ensue, with the degree of such restrictions varying according to the position of the bank’s ratios within the buffer range.

(2)

OSFI requires all D-SIBs to hold a Domestic Stability Buffer (DSB) against Pillar 2 risks associated with systemic vulnerabilities. The DSB was set at 2.5% as at January 31, 2023. OSFI increased the DSB range from 0% to 2.5%, to 0% to 4%, and increased the DSB to 3.0% effective February 1, 2023. Breaches of the DSB do not result in a bank being subject to automatic constraints on capital distributions. The bank may be required to hold Pillar 2 buffers in addition to the DSB.

  na – not applicable

Regulatory Capital and TLAC Position (1)

(Canadian $ in millions, except as noted)	Q1-2023	Q4-2022	Q1-2022

Gross common equity (1)	67,956	64,730	54,246
Regulatory adjustments applied to common equity	(4,841)	(3,839)	(6,636)
Common Equity Tier 1 Capital (CET1)	63,115	60,891	47,610
Additional Tier 1 eligible capital (2)	6,958	6,308	4,958
Regulatory adjustments applied to Tier 1	(85)	(78)	(87)
Additional Tier 1 Capital (AT1)	6,873	6,230	4,871
Tier 1 Capital (T1 = CET1 + AT1)	69,988	67,121	52,481
Tier 2 eligible capital (3)	8,447	8,238	8,619
Regulatory adjustments applied to Tier 2	(79)	(50)	(50)
Tier 2 Capital (T2)	8,368	8,188	8,569
Total Capital (TC = T1 + T2)	78,356	75,309	61,050
Other TLAC instruments (4)	50,997	45,554	35,909
Adjustments applied to other TLAC	(116)	(200)	(70)
Other TLAC available after adjustments	50,881	45,354	35,839
TLAC	129,237	120,663	96,889
Risk-Weighted Assets (5)	347,454	363,997	337,652
Leverage Exposures	1,181,914	1,189,990	1,115,676
Capital, Leverage and TLAC Ratios (%)
CET1 Ratio	18.2	16.7	14.1
Tier 1 Capital Ratio	20.1	18.4	15.5
Total Capital Ratio	22.6	20.7	18.1
TLAC Ratio	37.2	33.1	28.7
Leverage Ratio	5.9	5.6	4.7
TLAC Leverage Ratio	10.9	10.1	8.7

(1)	Gross Common Equity included issued qualifying common shares, retained earnings, accumulated other comprehensive income and eligible common share capital issued by subsidiaries.
(2)	Additional Tier 1 Eligible Capital included directly and indirectly issued qualifying Additional Tier 1 instruments.
(3)	Tier 2 Eligible Capital included subordinated debentures and may include portion of expected credit loss provisions.
(4)	Other TLAC includes senior unsecured debt subject to the Canadian Bail-In Regime.
(5)	For institutions using advanced approach for credit risk, there is a capital floor as prescribed in OSFI’s CAR Guideline.

20 BMO Financial Group First Quarter Report 2023

Outstanding Shares and Securities Convertible into Common Shares (1)

As at January 31, 2023	Number of shares	Amount (in millions)
Common shares (2)	709,664,228	$21,637
Class B Preferred shares*
Series 27	20,000,000	$500
Series 29	16,000,000	$400
Series 31	12,000,000	$300
Series 33	8,000,000	$200
Series 44	16,000,000	$400
Series 46	14,000,000	$350
Series 50	500,000	$500
Series 52	650,000	$650
Other Equity Instruments*
4.800% Additional Tier 1 Capital Notes		US$500
4.300% Limited Recourse Capital Notes, Series 1 (LRCNs)		$1,250
5.625% Limited Recourse Capital Notes, Series 2 (LRCNs)		$750
7.325% Limited Recourse Capital Notes, Series 3 (LRCNs)		$1,000
Medium-Term Notes*
3.803% Subordinated Notes due 2032		US$1,250
4.338% Subordinated Notes due 2028		US$850
Series J - First Tranche		$1,000
Series J - Second Tranche		$1,250
Series K - First Tranche		$1,000
3.088% Subordinated Notes due 2037		US$1,250
Series L - First Tranche		$750
Stock options
Vested	3,264,505
Non-vested	3,739,271

*

Convertible into common shares. For LRCNs, convertible into common shares by virtue of the recourse to the Preferred Shares Series 48, Preferred Shares Series 49 and Preferred Shares Series 51 for Series 1, Series 2 and Series 3 LRCNs, respectively, issued concurrently with the LRCNs, which currently comprise the limited recourse trust assets.

(1)

Details on the Medium-Term Notes are outlined in Note 15 of the audited consolidated financial statements of BMO’s 2022 Annual Report. Details on share capital and Other Equity Instruments are outlined in Note 5 of the unaudited interim consolidated financial statements and Note 16 of the audited annual consolidated financial statements of BMO’s 2022 Annual Report.

(2)	Common Shares included 81,920 treasury shares.

If an NVCC trigger event were to occur, our NVCC instruments would be converted into BMO common shares pursuant to automatic conversion formulas, with a conversion price based on the greater of: (i) a floor price of $5.00; and (ii) the current market price of our common shares at the time of the trigger event (calculated using a 10-day weighted average). Based on a floor price of $5.00, these NVCC capital instruments would be converted into approximately 4.0 billion BMO common shares, assuming no accrued interest and no declared and unpaid dividends.

Other Capital Developments

During the quarter, we issued $346 million common shares through the DRIP and the exercise of stock options.

On January 31, 2023, we completed the domestic public offering of $650 million Non-Cumulative 5-Year Fixed Rate Reset Class B Preferred Shares, Series 52 (NVCC).

On January 25, 2023, we completed the private placement of $750 million common share with BNP Paribas SA.

On December 16, 2022, we completed a public offering and a concurrent private placement for a total issuance of $2.6 billion common shares.

The common shares were issued to align our capital position with increased regulatory requirements and for general corporate purposes.

Dividends

On February 28, 2023, BMO announced that the Board of Directors had declared a quarterly dividend on common shares of $1.43 per share, unchanged from the prior quarter. The dividend is payable on May 26, 2023 to shareholders of record on April 28, 2023. Common shareholders may elect to have their cash dividends reinvested in common shares of BMO, in accordance with the DRIP. Until further notice, common shares under the DRIP will be issued by the bank from treasury with a 2% discount, calculated in accordance with the terms of the DRIP. The discount will not apply to common shares purchased under the “Optional Cash Payment” feature of the DRIP.

For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares as “eligible dividends”, unless indicated otherwise.

Caution

This Capital Management section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

BMO Financial Group First Quarter Report 2023 21

Review of Operating Groups’ Performance

How BMO Reports Operating Group Results

BMO reports financial results for its three operating groups, one of which comprises two operating segments, all of which are supported by Corporate Units and Technology and Operations within Corporate Services. Operating segment results include treasury-related allocations in revenue, non-interest expense allocations from Corporate Units and Technology and Operations (T&O) and allocated capital.

BMO employs funds transfer pricing and liquidity transfer pricing between treasury and the operating segments in order to assign the appropriate cost and credit to funds for the appropriate pricing of loans and deposits, and to help assess the profitability performance of each line of business. In addition, these practices capture the cost of holding supplemental liquid assets to meet contingent liquidity requirements, as well as facilitating the management of interest rate risk and liquidity risk within our risk appetite framework and regulatory requirements. We review our transfer pricing methodologies at least annually, to align with our interest rate, liquidity and funding risk management practices.

The costs of Corporate Units and T&O services are largely allocated to the four operating segments, with any remaining amounts retained in Corporate Services. Expenses directly incurred to support a specific operating segment are generally allocated to that operating segment. Other expenses that are not directly attributable to a specific operating segment are allocated across the operating segments, reasonably reflective of the level of support provided to each operating segment. We review these expense allocation methodologies periodically.

Capital is allocated to the operating segments based on the amount of regulatory capital required to support business activities. Effective the first quarter of fiscal 2023, our capital allocation rate increased to 11.0% of risk weighted assets, compared with 10.5% in fiscal 2022 to reflect increased capital requirements. Unallocated capital is reported in Corporate Services. We review our capital allocation methodologies annually.

Periodically, certain lines of business and units within our organizational structure are realigned to support our strategic priorities and prior periods have been reclassified to conform with the current period’s presentation.

We analyze revenue at the consolidated level based on GAAP revenue as reported in the audited annual consolidated financial statements, rather than on a taxable equivalent basis (teb), which is consistent with our Canadian banking peer group. Like many banks, BMO analyzes revenue on a teb basis at the operating segment level. Revenue and the provision for income taxes in BMO Capital Markets and U.S. Personal and Commercial Banking are increased on tax-exempt securities to an equivalent pre-tax basis in order to facilitate comparisons of income between taxable and tax-exempt sources. The offset to the operating segment teb adjustments is reflected in Corporate Services revenue and provision for (recovery of) income taxes.

Personal and Commercial Banking (P&C) (1)

(Canadian $ in millions, except as noted)	Q1-2023	Q4-2022	Q1-2022

Net interest income (teb) (2)	3,519	3,423	2,943
Non-interest revenue	901	877	983
Total revenue (teb) (2)	4,420	4,300	3,926
Provision for credit losses on impaired loans	202	189	103
Provision for (recovery of) credit losses on performing loans	24	47	(153)
Total provision for (recovery of) credit losses	226	236	(50)
Non-interest expense	1,950	1,965	1,736
Income before income taxes	2,244	2,099	2,240
Provision for income taxes (teb) (2)	566	522	555
Reported net income	1,678	1,577	1,685
Dividends on preferred shares and distributions on other equity instruments	18	21	21
Net income available to common shareholders	1,660	1,556	1,664
Amortization of acquisition-related intangible assets (3)	1	2	1
Adjusted net income	1,679	1,579	1,686
Adjusted net income available to common shareholders	1,661	1,558	1,665

(1)	Adjusted results in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)	Taxable equivalent basis (teb) amounts of $8 million in Q1-2023, $7 million in Q4-2022, and $6 million in Q1-2022 are recorded in net interest income, revenue and in provision for income taxes.
(3)	Amortization of acquisition-related intangible assets pre-tax amounts for Total P&C of $2 million in each of Q1-2023, Q4-2022, and Q1-2022 are recorded in non-interest expense.

The Personal and Commercial Banking (P&C) operating group represents the sum of our two retail and commercial operating segments, Canadian Personal and Commercial Banking (Canadian P&C) and U.S. Personal and Commercial Banking (U.S. P&C). The P&C banking business reported net income was $1,678 million, relatively unchanged from the prior year and an increase of $101 million or 6% from the prior quarter. These operating segments are reviewed separately in the sections that follow.

For further information on non-GAAP amounts, measures, and ratios in this Review of Operating Groups’ Performance section, refer to the Non-GAAP and Other Financial Measures section.

22 BMO Financial Group First Quarter Report 2023

Canadian Personal and Commercial Banking (Canadian P&C) (1)

(Canadian $ in millions, except as noted)	Q1-2023	Q4-2022	Q1-2022
Net interest income	2,030	1,961	1,787
Non-interest revenue	599	586	620
Total revenue	2,629	2,547	2,407
Provision for credit losses on impaired loans	154	142	100
Provision for (recovery of) credit losses on performing loans	10	32	(76)
Total provision for credit losses	164	174	24
Non-interest expense	1,117	1,131	1,024
Income before income taxes	1,348	1,242	1,359
Provision for income taxes	368	325	355
Reported net income	980	917	1,004
Dividends on preferred shares and distributions on other equity instruments	10	11	11
Net income available to common shareholders	970	906	993
Amortization of acquisition-related intangible assets (2)	-	-	-
Adjusted net income	980	917	1,004
Adjusted net income available to common shareholders	970	906	993
Adjusted non-interest expense	1,117	1,131	1,024
Personal and Business Banking revenue	1,852	1,797	1,673
Commercial Banking revenue	777	750	734
Net income growth (%)	(2.5)	(1.7)	33.9
Revenue growth (%)	9.2	10.5	14.7
Non-interest expense growth (%)	9.1	7.8	9.4
Adjusted non-interest expense growth (%)	9.1	7.8	9.4
Return on equity (%) (3)	30.7	29.4	34.6
Adjusted return on equity (%) (3)	30.7	29.4	34.6
Operating leverage (%)	0.1	2.7	5.3
Adjusted operating leverage (%)	0.1	2.7	5.3
Efficiency ratio (%)	42.5	44.4	42.5
Net interest margin on average earning assets (%)	2.70	2.66	2.68
Average earning assets	298,149	292,124	264,764
Average gross loans and acceptances	309,981	304,159	277,068
Average deposits	261,331	253,143	236,430

(1)	Adjusted results and ratios in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)	Amortization of acquisition-related intangible assets pre-tax amount of $nil in each of Q1-2023, Q4-2022, and Q1-2022 are recorded in non-interest expense.
(3)

Return on equity is based on allocated capital. Effective Q1-2023, the capital allocation rate increased to 11.0% of risk weighted assets, compared with 10.5% in fiscal 2022. For further information, refer to the Non-GAAP and Other Financial Measures section.

Q1 2023 vs. Q1 2022

Canadian P&C reported net income was $980 million, a decrease of $24 million or 2% from the prior year.

Total revenue was $2,629 million, an increase of $222 million or 9% from the prior year. Net interest income increased $243 million or 14%, primarily due to higher balances and higher net interest margins. Non-interest revenue decreased $21 million or 3%, largely due to lower gains on investments in our commercial business relative to the prior year and lower loan fee revenue, partially offset by higher card-related revenue. Net interest margin of 2.70% increased 2 basis points from the prior year, primarily driven by higher deposit margins reflecting the impact of the higher rate environment, partially offset by lower loan margins and a change in deposit mix.

Personal and Business Banking revenue increased $179 million or 11%, primarily due to higher net interest income. Commercial Banking revenue increased $43 million or 6% due to higher net interest income, partially offset by lower non-interest revenue.

Total provision for credit losses was $164 million, compared with $24 million in the prior year. The provision for credit losses on impaired loans was $154 million, an increase of $54 million, primarily due to higher provisions in our Personal and Business Banking business. There was a $10 million provision for credit losses on performing loans in the current quarter, compared with a recovery of $76 million in the prior year.

Non-interest expense was $1,117 million, an increase of $93 million or 9% from the prior year, reflecting investments in the business, including sales force expansion and technology costs, as well as higher salaries.

Average gross loans and acceptances increased $32.9 billion or 12% from the prior year to $310.0 billion. Personal and Business Banking loan balances increased 9%, Commercial Banking loan balances increased 16% and credit card balances increased 20%. Average deposits increased $24.9 billion or 11% to $261.3 billion. Personal and Business Banking deposits increased 13%, primarily due to strong growth in term deposits, partially offset by lower chequing and savings account deposits. Commercial Banking deposits increased 6%.

Q1 2023 vs. Q4 2022

Reported net income increased $63 million or 7% from the prior quarter.

Total revenue increased $82 million or 3% from the prior quarter. Net interest income increased $69 million or 4%, primarily due to higher net interest margins and higher balances. Non-interest revenue increased $13 million or 2%, primarily due to higher gains on investments in our Commercial Banking business, relative to the prior quarter. Net interest margin of 2.70% increased 4 basis points from the prior quarter, due to higher deposit and loan margins, partially offset by a change in deposit mix.

Personal and Business Banking revenue increased $55 million or 3%, primarily due to higher net interest income, and Commercial Banking revenue increased $27 million or 4%, due to higher net interest income and non-interest revenue.

Total provision for credit losses decreased $10 million from the prior quarter. The provision for credit losses on impaired loans increased $12 million, primarily due to higher provisions in Personal and Business Banking, partially offset by lower provisions in Commercial Banking. There was a $10 million provision for credit losses on performing loans in the current quarter, compared with a $32 million provision in the prior quarter.

Non-interest expense decreased $14 million or 1% from the prior quarter.

BMO Financial Group First Quarter Report 2023 23

Average gross loans and acceptances increased $5.8 billion or 2% from the prior quarter. Loan balances increased 2% in both Personal and Business Banking and Commercial Banking, while credit card balances increased 5%. Average deposits increased $8.2 billion or 3% from the prior quarter. Personal and Business Banking deposits increased 4%, primarily due to strong growth in term deposits, partially offset by lower chequing and savings account deposits. Commercial Banking deposits increased 1%.

For further information on non-GAAP amounts in this Review of Operating Groups’ Performance section, refer to the Non-GAAP and Other Financial Measures section.

U.S. Personal and Commercial Banking (U.S. P&C) (1)

(Canadian $ in millions, except as noted)	Q1-2023	Q4-2022	Q1-2022
Net interest income (teb) (2)	1,489	1,462	1,156
Non-interest revenue	302	291	363
Total revenue (teb) (2)	1,791	1,753	1,519
Provision for credit losses on impaired loans	48	47	3
Provision for (recovery of) credit losses on performing loans	14	15	(77)
Total provision for (recovery of) credit losses	62	62	(74)
Non-interest expense	833	834	712
Income before income taxes	896	857	881
Provision for income taxes (teb) (2)	198	197	200
Reported net income	698	660	681
Dividends on preferred shares and distributions on other equity instruments	8	10	10
Net income available to common shareholders	690	650	671
Amortization of acquisition-related intangible assets (3)	1	2	1
Adjusted net income	699	662	682
Adjusted net income available to common shareholders	691	652	672
Adjusted non-interest expense	831	832	710

Net income growth (%)	2.6	29.8	17.6
Adjusted net income growth (%)	2.6	28.5	16.5
Revenue growth (%)	17.9	26.9	7.7
Non-interest expense growth (%)	17.0	11.7	3.4
Adjusted non-interest expense growth (%)	17.0	12.7	4.4
Average earning assets	150,527	149,721	131,569
Average gross loans and acceptances	145,020	144,110	125,147
Average net loans and acceptances	144,133	143,179	124,287
Average deposits	148,533	148,849	146,529

(US$ equivalent in millions)
Net interest income (teb) (4)	1,109	1,082	910
Non-interest revenue	225	215	286
Total revenue (teb) (4)	1,334	1,297	1,196
Provision for credit losses on impaired loans	36	35	3
Provision for (recovery of) credit losses on performing loans	10	11	(61)
Total provision for (recovery of) credit losses	46	46	(58)
Non-interest expense	621	617	560
Income before income taxes	667	634	694
Provision for income taxes (teb) (4)	147	146	158
Reported net income	520	488	536
Dividends on preferred shares and distributions on other equity instruments	6	7	8
Net income available to common shareholders	514	481	528
Amortization of acquisition-related intangible assets (5)	1	1	1
Adjusted net income	521	489	537
Adjusted net income available to common shareholders	515	482	529
Adjusted non-interest expense	620	616	559

Key Performance Metrics and Drivers (US$ basis)
Personal and Business Banking revenue	420	402	337
Commercial Banking revenue	914	895	859
Net income growth (%)	(2.9)	20.5	18.7
Adjusted net income growth (%)	(3.0)	19.3	17.6
Revenue growth (%)	11.5	17.8	8.8
Non-interest expense growth (%)	10.7	3.5	4.4
Adjusted non-interest expense growth (%)	10.8	4.4	5.5
Return on equity (%) (6)	19.2	17.9	19.5
Adjusted return on equity (%) (6)	19.2	18.0	19.5
Operating leverage (%)	0.8	14.3	4.4
Adjusted operating leverage (%)	0.7	13.4	3.3
Efficiency ratio (%)	46.5	47.6	46.9
Adjusted efficiency ratio (%)	46.4	47.5	46.8
Net interest margin on average earning assets (%)	3.92	3.88	3.49
Average earning assets	112,109	110,753	103,525
Average gross loans and acceptances	108,007	106,603	98,472
Average deposits	110,629	110,138	115,286

(1)	Adjusted results and ratios in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)

Taxable equivalent basis (teb) amounts of $8 million in Q1-2023, $7 million in Q4-2022, and $6 million in Q1-2022 are recorded in net interest income, revenue and provision for income taxes, and are reflected in the ratios.

(3)	Amortization of acquisition-related intangible assets pre-tax amounts of $2 million in each of Q1-2023, Q4-2022, and Q1-2022 are recorded in non-interest expense.
(4)

Taxable equivalent basis (teb) amounts of US$6 million in Q1-2023 and Q4-2022, and US$5 million in Q1-2022 are recorded in net interest income, revenue and provision for income taxes, and are reflected in the ratios.

(5)	Amortization of acquisition-related intangible assets pre-tax amounts of US$1 million in each of Q1-2023, Q4-2022, and Q1-2022 are recorded in non-interest expense.
(6)

Return on equity is based on allocated capital. Effective Q1-2023, the capital allocation rate increased to 11.0% of risk weighted assets, compared with 10.5% in fiscal 2022. For further information, refer to the Non-GAAP and Other Financial Measures section.

24 BMO Financial Group First Quarter Report 2023

Q1 2023 vs. Q1 2022

U.S. P&C reported net income was $698 million, an increase of $17 million or 3% from the prior year. The impact of the stronger U.S. dollar increased net income, revenue and expense growth by 6%, respectively. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income was $520 million, a decrease of $16 million or 3% from the prior year.

Total revenue was $1,334 million, an increase of $138 million or 12% from the prior year. Net interest income increased $199 million or 22%, primarily due to higher deposit margins and loan balances, partially offset by lower loan margins. Non-interest revenue decreased $61 million or 21%, primarily due to lower deposit, lending and operating lease revenue. Net interest margin of 3.92% increased 43 basis points, primarily due to higher deposit margins reflecting the impact of the higher rate environment, partially offset by lower loan margins and loans growing faster than deposits.

Personal and Business Banking revenue increased $83 million or 25%, and Commercial Banking revenue increased $55 million or 6%, due to higher net interest income, partially offset by lower non-interest revenue.

Total provision for credit losses was $46 million, compared with a recovery of $58 million in the prior year. The provision for credit losses on impaired loans was $36 million, an increase of $33 million, due to higher provisions in both Commercial Banking and Personal and Business Banking. There was a $10 million provision for credit losses on performing loans in the current quarter, compared with a recovery of $61 million in the prior year.

Non-interest expense was $621 million, an increase of $61 million or 11% from the prior year, primarily reflecting higher employee-related and technology costs.

Average gross loans and acceptances increased $9.5 billion or 10% from the prior year to $108.0 billion. Commercial Banking loan balances increased 11% and Personal and Business Banking loan balances increased 2%. Average deposits decreased $4.7 billion or 4% from the prior year to $110.6 billion. Commercial Banking deposits decreased 6% and Personal and Business Banking deposits decreased 2%, as growth in term deposits in both businesses was more than offset by decreases in other products.

Q1 2023 vs. Q4 2022

Reported net income increased $38 million or 6% from the prior quarter. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income increased $32 million or 6% from the prior quarter.

Total revenue increased $37 million or 3% from the prior quarter. Net interest income increased $27 million or 3%, primarily due to higher deposit margins and loan balances, partially offset by lower loan margins. Non-interest revenue increased $10 million or 4% from the prior quarter, primarily due to higher lending fee revenue. Net interest margin of 3.92% increased 4 basis points from the prior quarter, driven by higher deposit margins reflecting the impact of the higher rate environment, partially offset by lower loan margins, higher loan balances and a change in deposit product mix.

Personal and Business Banking revenue increased $18 million or 4%, primarily due to higher net interest income. Commercial Banking revenue increased $19 million or 2%, due to higher non-interest revenue and net interest income.

Total provision for credit losses was unchanged from the prior quarter. The provision for credit losses on impaired loans increased $1 million. There was a $10 million provision for credit losses on performing loans in the current quarter, compared with an $11 million provision in the prior quarter.

Non-interest expense increased $4 million or 1% from the prior quarter, as higher employee-related costs were offset by lower other expenses.

Average gross loans and acceptances increased $1.4 billion or 1% from the prior quarter. Commercial Banking loan balances increased 2% and Personal and Business Banking loan balances decreased 2%. Average deposits was relatively unchanged. Commercial Banking deposits increased 1% and Personal and Business Banking deposits decreased 1%.

For further information on non-GAAP amounts in this Review of Operating Groups’ Performance section, refer to the Non-GAAP and Other Financial Measures section.

BMO Financial Group First Quarter Report 2023 25

BMO Wealth Management (1)

(Canadian $ in millions, except as noted)	Q1-2023	Q4-2022	Q1-2022

Net interest income	313	324	272
Non-interest revenue	2,191	606	1,133
Total revenue	2,504	930	1,405
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	1,193	(369)	81
Revenue, net of CCPB	1,311	1,299	1,324
Provision for credit losses on impaired loans	1	-	-
Provision for credit losses on performing loans	5	3	4
Total provision for credit losses	6	3	4
Non-interest expense	946	901	908
Income before income taxes	359	395	412
Provision for income taxes	82	97	97
Reported net income	277	298	315
Dividends on preferred shares and distributions on other equity instruments	2	2	2
Net income available to common shareholders	275	296	313
Amortization of acquisition-related intangible assets (2)	1	-	1
Adjusted net income	278	298	316
Adjusted net income available to common shareholders	276	296	314
Adjusted non-interest expense	945	900	907

Wealth and Asset Management reported net income	207	221	261
Wealth and Asset Management adjusted net income	208	221	262
Insurance reported net income	70	77	54
Insurance adjusted net income	70	77	54
Net income growth (%)	(11.9)	(13.7)	(6.3)
Adjusted net income growth (%)	(11.9)	(14.5)	(8.1)
Revenue growth (%)	78.2	(39.3)	(29.0)
Revenue growth, net of CCPB (%)	(0.9)	(9.7)	(3.8)
Non-interest expense growth (%)	4.2	(8.9)	(3.1)
Adjusted non-interest expense growth (%)	4.2	(8.6)	(2.2)
Return on equity (%) (3)	19.4	21.7	24.0
Adjusted return on equity (%) (4)	19.4	21.8	24.1
Operating leverage, net of CCPB (%)	(5.1)	(0.8)	(0.7)
Adjusted operating leverage, net of CCPB (%)	(5.1)	(1.1)	(1.6)
Reported efficiency ratio (%)	37.8	96.8	64.6
Reported efficiency ratio, net of CCPB (%)	72.1	69.3	68.6
Adjusted efficiency ratio (%)	37.7	96.6	64.5
Adjusted efficiency ratio, net of CCPB (%)	72.0	69.2	68.5
Assets under management	321,540	305,462	332,581
Assets under administration (4)	416,745	424,191	440,070
Average assets	53,225	51,915	49,504
Average gross loans and acceptances	36,180	36,036	31,916
Average deposits	56,589	56,428	55,069
U.S. Business Select Financial Data (US$ in millions)
Total revenue	141	145	150
Non-interest expense	113	116	121
Reported net income	21	20	22
Adjusted non-interest expense	112	115	120
Adjusted net income	22	21	23
Average gross loans and acceptances	6,476	6,423	5,408
Average deposits	6,759	7,119	7,911

(1)	Revenue measures, net of CCPB, adjusted results and ratios in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)	Amortization of acquisition-related intangible assets pre-tax amounts of $1 million in each of Q1-2023, Q4-2022, and Q1-2022 are recorded in non-interest expense.
(3)

Return on equity is based on allocated capital. Effective Q1-2023, the capital allocation rate increased to 11.0% of risk weighted assets, compared with 10.5% in fiscal 2022. For further information, refer to the Non-GAAP and Other Financial Measures section.

(4)	Certain assets under management that are also administered by the bank are included in assets under administration.

Q1 2023 vs. Q1 2022

BMO Wealth Management reported net income was $277 million, a decrease of $38 million or 12% from the prior year. Wealth and Asset Management reported net income was $207 million, a decrease of $54 million or 20% from the prior year, and Insurance net income was $70 million, an increase of $16 million or 29%.

Total revenue was $2,504 million, an increase of $1,099 million from the prior year. Revenue, net of CCPB, was $1,311 million, a decrease of $13 million or 1%. Revenue in Wealth and Asset Management was $1,186 million, a decrease of $45 million or 4%, as the impact of weaker global markets and lower online brokerage transaction revenue was partially offset by higher net interest income from higher margins and loan and deposit growth, as well as the benefit from higher net new client assets. Insurance revenue, net of CCPB, was $125 million, an increase of $32 million or 35% from the prior year, primarily due to business growth driven by above-trend pension sales in the current quarter.

Non-interest expense was $946 million, an increase of $38 million or 4%, primarily due to higher sales force and technology costs.

Assets under management of $321.5 billion decreased $11.0 billion or 3%, and assets under administration of $416.7 billion decreased

$23.3 billion or 5% from the prior year, primarily due to weaker global markets, partially offset by higher net new client assets and favourable foreign exchange rate movements. Average gross loans increased 13% and average deposits increased 3%.

Q1 2023 vs. Q4 2022

Reported net income decreased $21 million or 7% from the prior quarter. Wealth and Asset Management reported net income decreased $14 million or 6% and Insurance net income decreased $7 million or 10%.

26 BMO Financial Group First Quarter Report 2023

Total revenue was $2,504 million, an increase of $1,574 million from the prior quarter. Revenue, net of CCPB, increased $12 million or 1% from the prior quarter. Wealth and Asset Management revenue increased $22 million or 2%, primarily due to the benefit from stronger global markets, partially offset by lower margins due to changes in product mix. Insurance revenue, net of CCPB, decreased $10 million or 7%, primarily due to favourable market movements in the prior quarter, partially offset by above-trend pension sales in the current quarter.

Non-interest expense increased $45 million or 5%, primarily due to higher stock-based compensation for employees eligible to retire that are expensed in the first quarter of each year.

Assets under management increased $16.1 billion or 5% from the prior quarter, primarily due to stronger global markets and higher net new client assets, and assets under administration decreased $7.4 billion or 2%, reflecting the impact of unfavourable foreign exchange rate movements. Average gross loans and average deposits were relatively unchanged from the prior quarter.

For further information on non-GAAP amounts in this Review of Operating Groups’ Performance section, refer to the Non-GAAP and Other Financial Measures section.

BMO Capital Markets (1)

(Canadian $ in millions, except as noted)	Q1-2023	Q4-2022	Q1-2022

Net interest income (teb) (2)	719	778	924
Non-interest revenue	999	627	1,015
Total revenue (teb) (2)	1,718	1,405	1,939
Provision for (recovery of) credit losses on impaired loans	(3)	5	(16)
Provision for (recovery of) credit losses on performing loans	(7)	(23)	(35)
Total provision for (recovery of) credit losses	(10)	(18)	(51)
Non-interest expense	1,091	965	1,041
Income before income taxes	637	458	949
Provision for income taxes (teb) (2)	134	101	244
Reported net income	503	357	705
Dividends on preferred shares and distributions on other equity instruments	9	11	10
Net income available to common shareholders	494	346	695
Acquisition and integration costs (3)	3	2	3
Amortization of acquisition-related intangible assets (4)	4	4	4
Adjusted net income	510	363	712
Adjusted net income available to common shareholders	501	352	702
Adjusted non-interest expense	1,082	958	1,032

Global Markets revenue	1,100	851	1,171
Investment and Corporate Banking revenue	618	554	768
Net income growth (%)	(28.6)	(32.9)	47.4
Adjusted net income growth (%)	(28.4)	(32.6)	46.8
Revenue growth (%)	(11.4)	(1.8)	23.2
Non-interest expense growth (%)	4.8	19.3	17.5
Adjusted non-interest expense growth (%)	4.9	19.5	17.7
Return on equity (%) (5)	16.2	11.3	25.0
Adjusted return on equity (%) (5)	16.4	11.5	25.2
Operating leverage (%)	(16.2)	(21.1)	5.7
Adjusted operating leverage (%)	(16.3)	(21.3)	5.5
Efficiency ratio (%)	63.5	68.8	53.7
Adjusted efficiency ratio (%)	63.0	68.3	53.2
Average assets	424,503	408,824	393,312
Average gross loans and acceptances	74,233	71,541	57,918

U.S. Business Select Financial Data (US$ in millions)
Total revenue (teb) (6)	521	419	677
Non-interest expense	402	400	367
Reported net income	104	11	261
Adjusted non-interest expense	398	395	361
Adjusted net income	107	14	265
Average assets	135,770	132,349	138,881
Average gross loans and acceptances	28,110	26,661	23,890

(1)	Adjusted results and ratios in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)

Taxable equivalent basis (teb) amounts of $70 million in Q1-2023, $61 million in Q4-2022, and $64 million in Q1-2022 are recorded in net interest income, revenue and provision for income taxes, and are reflected in the ratios.

(3)	Clearpool and Radicle acquisition pre-tax integration costs of $4 million in Q1-2023, $2 million in Q4-2022, and $4 million in Q1-2022 are recorded in non-interest expense.
(4)	Amortization of acquisition-related intangible assets pre-tax amounts of $5 million in each of Q1-2023, Q4-2022, and Q1-2022 are recorded in non-interest expense.
(5)

Return on equity is based on allocated capital. Effective Q1-2023, the capital allocation rate increased to 11.0% of risk weighted assets, compared with 10.5% in fiscal 2022. For further information, refer to the Non-GAAP and Other Financial Measures section.

(6)	Taxable equivalent basis (teb) amounts of US$nil in Q1-2023, US$1 million in Q4-2022, and US$2 million in Q1-2022 are recorded in net interest income, revenue and provision for income taxes.

Q1 2023 vs. Q1 2022

BMO Capital Markets reported net income was $503 million, a decrease of $202 million or 29% from the prior year.

Total revenue was $1,718 million, a decrease of $221 million or 11% from particularly strong results in the prior year. Global Markets revenue decreased $71 million or 6%, due to lower equities and interest rate trading revenue and lower new debt and equity issuances, partially offset by higher foreign exchange trading revenue, as well as the impact of the stronger U.S. dollar. Investment and Corporate Banking revenue decreased $150 million or 19%, due to lower investment banking revenue and lower net securities gains, partially offset by higher corporate banking-related revenue and the impact of the stronger U.S. dollar.

Total recovery of the provision for credit losses was $10 million, compared with a recovery of $51 million in the prior year. The recovery of the provision for credit losses on impaired loans was $3 million, compared with a recovery of $16 million in the prior year. There was a $7 million recovery of the provision for credit losses on performing loans in the current quarter, compared with a recovery of $35 million in the prior year.

BMO Financial Group First Quarter Report 2023 27

Non-interest expense was $1,091 million, an increase of $50 million or 5% from the prior year, driven by the impact of the stronger U.S. dollar, continued technology investments in the business and higher transaction-based expenses, partially offset by lower employee-related costs given business performance.

Average gross loans and acceptances of $74.2 billion increased $16.3 billion or 28% from the prior year, due to higher lending activity across loan portfolios and the impact of the stronger U.S. dollar.

Q1 2023 vs. Q4 2022

Reported net income increased $146 million or 41% from the prior quarter.

Total revenue increased $313 million or 22% from the prior quarter. Global Markets revenue increased $249 million or 29%, due to higher equities, foreign exchange and interest rate trading revenue and higher net securities gains. Investment and Corporate Banking revenue increased $64 million or 12%, due to higher investment banking and corporate banking-related revenue.

Total recovery of the provision for credit losses was $10 million, compared with a recovery of $18 million in the prior quarter. The recovery of the provision for credit losses on impaired loans was $3 million, compared with a provision of $5 million in the prior quarter. There was a $7 million recovery of the provision for credit losses on performing loans in the current quarter, compared with a recovery of $23 million in the prior quarter.

Non-interest expense increased $126 million or 13% from the prior quarter, primarily due to higher employee-related costs driven by performance, including the impact of stock-based compensation for employees eligible to retire that is expensed in the first quarter of each year.

Average gross loans and acceptances increased $2.7 billion or 4% from the prior quarter, due to higher lending activity across our loan portfolios. For further information on non-GAAP amounts in this Review of Operating Groups’ Performance section, refer to the Non-GAAP and Other Financial Measures section.

Corporate Services (1)

(Canadian $ in millions, except as noted)	Q1-2023	Q4-2022	Q1-2022

Net interest income before group teb offset	(452)	(690)	(50)
Group teb offset	(78)	(68)	(70)
Net interest income (teb)	(530)	(758)	(120)
Non-interest revenue	(1,642)	4,693	573
Total revenue (teb)	(2,172)	3,935	453
Provision for (recovery of) credit losses on impaired loans	(4)	(2)	(1)
Provision for (recovery of) credit losses on performing loans	(1)	7	(1)
Total provision for (recovery of) credit losses	(5)	5	(2)
Non-interest expense	434	945	161
Income (loss) before income taxes	(2,601)	2,985	294
Provision for (recovery of) income taxes (teb)	(390)	734	66
Reported net income (loss)	(2,211)	2,251	228
Dividends on preferred shares and distributions on other equity instruments	9	43	22
Net income (loss) available to common shareholders	(2,220)	2,208	206
Acquisition and integration costs (2)	178	143	7
Impact of divestitures (3)	-	(8)	48
Management of fair value changes on the purchase of Bank of the West (4)	1,461	(3,336)	(413)
Legal provision (5)	6	846	-
Impact of Canadian tax measures (6)	371	-	-
Adjusted net income (loss)	(195)	(104)	(130)
Adjusted net income (loss) available to common shareholders	(204)	(147)	(152)
Adjusted total revenue	(155)	(91)	(80)
Adjusted non-interest expense	197	133	156

U.S. Business Select Financial Data (US$ in millions)
Total revenue (teb) (7)	(1,430)	3,018	435
Total provision for (recovery of) credit losses	(1)	-	(2)
Non-interest expense	235	598	(2)
Provision for (recovery of) income taxes (teb)	(461)	633	113
Reported net income (loss)	(1,203)	1,787	326
Adjusted total revenue	80	34	(8)
Adjusted non-interest expense	59	1	48
Adjusted net income (loss)	26	40	(34)

(1)	Adjusted results in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)

Reported net income included acquisition and integration costs related to the acquisition of Bank of the West of $178 million ($235 million pre-tax) in Q1-2023, $143 million ($191 million pre-tax) in Q4-2022, $7 million ($8 million pre-tax) in Q1-2022, recorded in non-interest expense.

(3)

Reported net income in fiscal 2022 included the impact of divestitures of our EMEA Asset Management business. Q4-2022 included a $8 million ($6 million pre-tax) recovery of non-interest expense, and Q1-2022 included a $29 million (pre-tax and after-tax) loss relating to foreign currency translation reclassified from accumulated other comprehensive income, recorded in non-interest revenue, a $3 million pre-tax net recovery of non-interest expense, including taxes of $22 million on closing of the sale of our EMEA Asset Management business.

(4)

Reported net income included revenue (losses) related to the acquisition of Bank of the West resulting from the management of the impact of interest rate changes between the announcement and closing on its fair value and goodwill. Q1-2023 included a loss of $1,461 million ($2,011 million pre-tax), comprising $1,628 million of pre-tax mark-to-market losses on certain interest rate swaps recorded in non-interest trading revenue and $383 million of pre-tax losses on a portfolio of primarily U.S. treasuries and other balance sheet instruments recorded in net interest income. Q4-2022 included revenue of $3,336 million ($4,541 million pre-tax), comprising $4,698 million of pre-tax mark-to-market gains and $157 million of pre-tax losses recorded in net interest income. Q1-2022 included revenue of $413 million ($562 million pre-tax), comprising $517 million of pre-tax mark-to-market gains and $45 million of pre-tax interest income. For further information on this acquisition refer to the Significant Events section.

(5)

Q1-2023 reported net income included a legal provision of $6 million ($8 million pre-tax) related to a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank, comprising interest expense of $6 million pre-tax and legal fees of $2 million pre-tax. Q4-2022 included $846 million ($1,142 million pre-tax), comprising interest expense of $515 million pre-tax and non-interest expense of $627 million pre-tax, including legal fees of $22 million. For further information, refer to the Provisions and Contingent Liabilities section in Note 24 of the audited annual consolidated financial statements of BMO’s 2022 Annual Report.

(6)

Q1-2023 reported net income included a one-time tax expense of $371 million related to certain tax measures enacted by the Canadian government, comprising a Canada Recovery Dividend (CRD) of $312 million and $59 million related to the pro-rated fiscal 2022 impact of the 1.5% tax rate increase, net of a deferred tax asset remeasurement, recorded in Corporate Services.

(7)	Group teb offset amounts of US$6 million in Q1-2023, and US$7 million in Q4-2022 and Q1-2022 are recorded in revenue and provision for (recovery of) income taxes.

Adjusted results exclude the impact of the items described in footnotes (2) to (6).

28 BMO Financial Group First Quarter Report 2023

Corporate Services consists of Corporate Units and Technology and Operations (T&O). Corporate Units provide enterprise-wide expertise, governance and support in a variety of areas, including strategic planning, risk management, treasury, finance, legal and regulatory compliance, sustainability, human resources, communications, marketing, real estate, and procurement. T&O develops, monitors, manages and maintains governance of information technology, including data and analytics, and provides cyber security and operations services.

The costs of Corporate Units and T&O services are largely allocated to the four operating segments (Canadian P&C, U.S. P&C, BMO Wealth Management and BMO Capital Markets), with any remaining amounts retained in Corporate Services results. As such, Corporate Services results largely reflect the impact of residual treasury-related activities, the elimination of taxable equivalent adjustments, and residual unallocated expenses.

Q1 2023 vs. Q1 2022

Corporate Services reported net loss was $2,211 million and adjusted net loss was $195 million, compared with a reported net income of $228 million and an adjusted net loss of $130 million in the prior year. Results in the current quarter included a loss resulting from the impact of the fair value management actions related to the acquisition of Bank of the West, compared with revenue in the prior year, as well as related acquisition and integration costs. In addition, the current quarter included a tax expense related to certain tax measures enacted by the Canadian government, and the impact of a legal provision. The prior year included the impact of divestitures related to the sale of our EMEA Asset Management business.

Adjusted net loss excluded the above factors and was primarily driven by lower revenue reflecting lower securities gains and treasury-related activities, and higher expenses, primarily due to higher technology costs, partially offset by the impact of a more favourable effective tax rate in the current quarter.

Q1 2023 vs. Q4 2022

Reported net loss was $2,211 million and adjusted net loss was $195 million, compared with a reported net income of $2,251 million and an adjusted net loss of $104 million in the prior quarter. The current quarter included the adjusting items noted above. In addition, the prior quarter included the impact of the legal provision. Reported net loss was higher, primarily due to a loss from the fair value management actions, compared with a gain in the prior quarter, a tax expense related to certain tax measures enacted by the Canadian government and higher acquisition and integration costs, partially offset by a lower legal provision.

Adjusted net loss excluded the above factors and was primarily driven by higher expenses, primarily due to the seasonal impact of employee benefits, lower revenue and the impact of a more favourable effective tax rate in the prior quarter.

For further information on non-GAAP amounts in this Review of Operating Groups’ Performance section, refer to the Non-GAAP and Other Financial Measures section.

BMO Financial Group First Quarter Report 2023 29

Summary Quarterly Earnings Trends (1)

(Canadian $ in millions, except as noted)	Q1-2023	Q4-2022	Q3-2022	Q2-2022	Q1-2022	Q4-2021	Q3-2021	Q2-2021

Revenue (1)	6,470	10,570	6,099	9,318	7,723	6,573	7,562	6,076
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	1,193	(369)	413	(808)	81	97	984	(283)
Revenue, net of CCPB (1)	5,277	10,939	5,686	10,126	7,642	6,476	6,578	6,359
Provision for credit losses on impaired loans	196	192	104	120	86	84	71	155
Provision for (recovery of) credit losses on performing loans	21	34	32	(70)	(185)	(210)	(141)	(95)
Total provision for (recovery of) credit losses	217	226	136	50	(99)	(126)	(70)	60
Non-interest expense (1)	4,421	4,776	3,859	3,713	3,846	3,803	3,684	4,409
Income before income taxes	639	5,937	1,691	6,363	3,895	2,799	2,964	1,890
Provision for income taxes	392	1,454	326	1,607	962	640	689	587
Reported net income (see below)	247	4,483	1,365	4,756	2,933	2,159	2,275	1,303
Acquisition and integration costs (2)	181	145	62	28	10	1	2	2
Amortization of acquisition-related intangible assets (3)	6	6	5	6	6	14	15	18
Impact of divestitures (4)	-	(8)	6	9	48	52	18	772
Management of Fair Value Changes on the Purchase of Bank of the West (5)	1,461	(3,336)	694	(2,612)	(413)	-	-	-
Restructuring costs (reversals) (6)	-	-	-	-	-	-	(18)	-
Legal Provision (7)	6	846	-	-	-	-	-	-
Impact of Canadian tax measures (8)	371	-	-	-	-	-	-	-
Adjusted net income (see below)	2,272	2,136	2,132	2,187	2,584	2,226	2,292	2,095

Operating group reported net income
Canadian P&C reported net income	980	917	965	940	1,004	933	828	777
Amortization of acquisition-related intangible assets (3)	-	-	-	1	-	-	-	1
Canadian P&C adjusted net income	980	917	965	941	1,004	933	828	778
U.S. P&C reported net income	698	660	568	588	681	509	550	538
Amortization of acquisition-related intangible assets (3)	1	2	1	1	1	6	6	5
U.S. P&C adjusted net income	699	662	569	589	682	515	556	543
BMO Wealth Management reported net income	277	298	324	314	315	345	379	322
Amortization of acquisition-related intangible assets (3)	1	-	1	1	1	4	5	7
BMO Wealth Management adjusted net income	278	298	325	315	316	349	384	329
BMO Capital Markets reported net income	503	357	262	448	705	531	553	558
Acquisition and integration costs (2)	3	2	1	2	3	1	2	2
Amortization of acquisition-related intangible assets (3)	4	4	3	3	4	4	4	5
BMO Capital Markets adjusted net income	510	363	266	453	712	536	559	565
Corporate Services reported net income (loss)	(2,211)	2,251	(754)	2,466	228	(159)	(35)	(892)
Acquisition and integration costs (2)	178	143	61	26	7	-	-	-
Impact of divestitures (4)	-	(8)	6	9	48	52	18	772
Management of fair value changes on the purchase of Bank of the West (5)	1,461	(3,336)	694	(2,612)	(413)	-	-	-
Restructuring costs (reversals) (6)	-	-	-	-	-	-	(18)	-
Legal Provision (7)	6	846	-	-	-	-	-	-
Impact of Canadian tax measures (8)	371	-	-	-	-	-	-	-
Corporate Services adjusted net income (loss)	(195)	(104)	7	(111)	(130)	(107)	(35)	(120)
Basic earnings per share ($) (9) (10)	0.30	6.52	1.96	7.15	4.44	3.24	3.42	1.91
Diluted earnings per share ($) (9) (10)	0.30	6.51	1.95	7.13	4.43	3.23	3.41	1.91
Adjusted diluted earnings per share ($)	3.22	3.04	3.09	3.23	3.89	3.33	3.44	3.13

(1)	Revenue measures, net of CCPB, adjusted results and ratios in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)

Reported net income included acquisition and integration costs related to the acquisition of Bank of the West recorded in non-interest expenses in Corporate Services: Q1-2023 included $178 million ($235 million pre-tax); Q4-2022 included $143 million ($191 million pre-tax); Q3-2022 included $61 million ($82 million pre-tax); Q2-2022 included $26 million ($35 million pre-tax) and Q1-2022 included $7 million ($8 million pre-tax). In addition, net income included acquisition and integration costs recorded in non-interest expense in BMO Capital Markets related to both Radicle and Clearpool in Q1-2023 of $3 million ($4 million pre-tax); and for Clearpool $2 million ($2 million pre-tax) in Q4-2022, $1 million ($2 million pre-tax) in Q3-2022, $2 million ($2 million pre-tax) in Q2-2022 and $3 million ($4 million pre-tax) in Q1-2022; and Clearpool and KGS-Alpha $1 million ($1 million pre-tax) in Q4-2021, $2 million ($3 million pre-tax) in Q3-2021, and $2 million ($2 million pre-tax) in Q2-2021.

(3)	Amortization of acquisition-related intangible assets was charged to non-interest expense in the related operating group.
(4)

Reported net income included the impact of divestitures related to the sale of our EMEA Asset Management business and our Private Banking business in Hong Kong and Singapore. The impact of the sale of our EMEA Asset Management business comprised the following in fiscal 2022: Q4-2022 included an $8 million ($6 million pre-tax) recovery of non-interest expense; Q3-2022 included expenses of $6 million ($7 million pre-tax); Q2-2022 included a gain of $6 million ($8 million pre-tax) related to the transfer of certain U.S. asset management clients recorded in revenue and expenses of $15 million ($18 million pre-tax); and Q1-2022 included a $29 million (pre-tax and after-tax) loss related to foreign currency translation reclassified from accumulated other comprehensive income to non-interest revenue, a $3 million pre-tax net recovery of non-interest expense, including taxes of $22 million on closing of the sale of our EMEA Asset Management business. Divestitures in fiscal 2021 comprised the following: Q4-2021 included expenses of $52 million ($62 million pre-tax) related to the sale of our EMEA Asset Management business; Q3-2021 included expenses of $18 million ($24 million pre-tax) related to the sale of our EMEA Asset Management business and the sale of our Private Banking business in Hong Kong and Singapore; Q2-2021 included a $747 million pre-tax and after-tax write-down of goodwill related to the sale of our EMEA Asset Management business, a $22 million ($29 million pre-tax) gain on the sale of our Private Banking business, and $47 million ($53 million pre-tax) of divestiture-related costs for both transactions – the gain on the sale was recorded in revenue and the goodwill write-down and divestiture costs were recorded in non-interest expense in Corporate Services.

(5)

Reported net income included revenue (losses) related to the acquisition of Bank of the West resulting from the management of the impact of interest rate changes between the announcement and closing on its fair value and goodwill: Q1-2023 included a loss of $1,461 million ($2,011 million pre-tax), comprising $1,628 million of pre-tax mark-to-market losses on certain interest rate swaps recorded in non-interest trading revenue and $383 million of pre-tax losses on a portfolio of primarily U.S. treasuries and other balance sheet instruments recorded in net interest income. Q4-2022 included revenue of $3,336 million ($4,541 million pre-tax), comprising $4,698 million of pre-tax mark-to-market revenue on certain interest rate swaps recorded in non-interest trading revenue and a loss of $157 million pre-tax in net interest income on a portfolio of primarily U.S. treasury securities recorded in net interest income; Q3-2022 included a loss of $694 million ($945 million pre-tax), comprising $983 million of pre-tax mark-to-market non-interest losses and $38 million of pre-tax interest income on a portfolio of primarily U.S. treasury securities recorded in net interest income; Q2-2022 included revenue of $2,612 million ($3,555 million pre-tax), comprising $3,433 million of pre-tax mark-to-market gains and $122 million of pre-tax net interest income; and Q1-2022 included revenue of $413 million ($562 million pre-tax), comprising $517 million of pre-tax mark-to-market gains and $45 million of pre-tax interest income. These amounts were recorded in Corporate Services. For further information on this acquisition, refer to the Significant Events section.

(6)

Q3-2021 reported net income included a partial reversal of $18 million ($24 million pre-tax) of restructuring charges related to severance recorded in 2019 in non-interest expense, in Corporate Services.

(7)

Reported net income included a legal provision related to a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank. Q1-2023 included $6 million ($8 million pre-tax) comprising interest expense of $6 million pre-tax and legal fees of $2 million pre-tax. Q4-2022 included $846 million ($1,142 million pre-tax), comprising interest expense of $515 million pre-tax and non-interest expense of $627 million pre-tax, including legal fees of $22 million. These amounts were recorded in Corporate Services. For further information, refer to the Provisions and Contingent Liabilities section in Note 24 of the audited annual consolidated financial statements of BMO’s 2022 Annual Report.

(8)

Q1-2023 reported net income included a one-time tax expense of $371 million related to certain tax measures enacted by the Canadian government, comprising a Canada Recovery Dividend (CRD) of $312 million and $59 million related to the pro-rated fiscal 2022 impact of the 1.5% tax rate increase, net of a deferred tax asset remeasurement, recorded in Corporate Services.

(9)

Earnings per share (EPS) is calculated using net income after deducting total dividends on preferred shares and distributions on other equity instruments. For more information on EPS, refer to Note 9 of the unaudited interim consolidated financial statements.

(10)

Net income and earnings from our business operations are attributable to shareholders by way of EPS and diluted EPS. Adjusted EPS and adjusted diluted EPS are non-GAAP measures. For further information, refer to the Non-GAAP and Other Financial Measures section.

30 BMO Financial Group First Quarter Report 2023

BMO’s quarterly earnings trends were reviewed in detail in the Summary Quarterly Earnings Trends section of BMO’s 2022 Annual Report. Please refer to that review for a more complete discussion of trends and factors affecting past quarterly results, including the modest impact of seasonal variations in results, such as higher employee expenses due to higher employee benefits and stock-based compensation for employees eligible to retire that are recorded in the first quarter of each year, as well as the impact of fewer days in the second quarter relative to other quarters. Quarterly earnings are also impacted by foreign currency translation. Divestitures in BMO Wealth Management reduced overall revenue expenses in 2022 relative to 2021. The table above outlines summary results for the second quarter of 2021 through the first quarter of 2023.

Earnings Trends

Financial performance in the most recent quarter and second half of 2022 was impacted by the higher interest rate environment and volatility in equity markets, with lower client activity in our market sensitive businesses, as well as higher provisions for credit losses. Performance in the first half of 2022 and in 2021 benefitted from improving economic conditions and good operating momentum across our businesses, including strong revenue growth.

Reported results in the first quarter of 2023 and in 2022 were impacted by the acquisition of Bank of the West comprising revenue (losses) related to the fair value management actions, as well as acquisition and integration costs. In addition, the current quarter included a tax expense related to certain tax measures enacted by the Canadian government. Both the current quarter and fourth quarter of 2022 were impacted by a legal provision. Results in 2022 and 2021 included the impact of divestitures, including a write-down of goodwill related to the sale of our EMEA Asset Management business and a gain on the sale of our Private Banking business in Hong Kong and Singapore in the second quarter of 2021. All periods included the amortization of acquisition-related intangible assets and acquisition and integration costs.

Total revenue reflects the benefit of our diversified businesses. Revenue growth in our P&C businesses has strengthened in recent quarters, supported by customer acquisition, higher volumes and margin expansion, reflective of the higher rate environment. Revenue in BMO Wealth Management remained relatively stable with steady growth in net interest income, while non-interest revenue was impacted by fluctuations in global markets and divestitures in 2022. Insurance revenue, net of CCPB, was subject to variability, resulting from changes in interest rates and equity markets. BMO Capital Markets revenue in the current quarter reflects improved performance across both Global Markets and Investment and Corporate Banking, following challenging market conditions experienced after the first quarter of 2022 that impacted our trading and underwriting and advisory activity.

As the economy recovered from the economic downturn brought on by the pandemic, we recorded lower provisions for credit losses on impaired loans, as well as recoveries of provisions for credit losses on performing loans, which reflected an improving economic outlook, favourable credit conditions and positive credit migration. The most recent quarters reflected the impact of increased uncertainty in credit conditions and growth in certain portfolios, largely offset by portfolio credit improvement, including benefits from risk transfer transactions.

Non-interest expense reflected our focus on expense management and efficiency improvement. Non-interest expense growth was driven by higher employee-related costs, including sales force expansion, higher salaries and performance-based compensation, as well as higher technology costs. Expense growth in 2022 was impacted by divestitures.

The effective tax rate has varied with legislative changes; changes in tax policy, including their interpretation by tax authorities and the courts; earnings mix, including the relative proportion of earnings attributable to the different jurisdictions in which we operate, the level of pre-tax income, and the level of tax-exempt income from securities. The reported effective tax rate in the past six quarters was impacted by the fair value management actions relating to the acquisition of Bank of the West and the tax measures enacted by the Canadian government, including the Canada Recovery Dividend and a permanent 1.5% increase in the Canadian tax rate, as well as the sale of our EMEA Asset Management business.

For further information on non-GAAP amounts, measures and ratios in this Summary Quarterly Earnings Trends section, refer to the Non-GAAP and Other Financial Measures section.

Transactions with Related Parties

In the ordinary course of business, we provide banking services to our key management personnel on the same terms that we offer to our preferred customers for those services. Key management personnel are defined as those persons having authority and responsibility for planning, directing and/or controlling the activities of an entity, being the directors and most senior executives of the bank. We provide banking services to our joint ventures and equity-accounted investees on the same terms offered to our customers for these services. We also offer employees a subsidy on annual credit card fees.

The bank’s policies and procedures for related party transactions did not materially change from October 31, 2022, as described in Note 27 of the audited annual consolidated financial statements of BMO’s 2022 Annual Report.

Off-Balance Sheet Arrangements

We enter into a number of off-balance sheet arrangements in the normal course of operations. The most significant of these are structured entities, credit instruments and guarantees, which are described in the Off-Balance Sheet Arrangements section of BMO’s 2022 Annual Report. We consolidate our own securitization vehicles, certain capital and funding vehicles, and other structured entities created to meet our own, as well as our customer’s needs. We do not consolidate Canadian and U.S. customer securitization vehicles, certain capital vehicles, various BMO-managed funds or various other structured entities where investments are held. There have been no significant changes to the bank’s off-balance sheet arrangements since October 31, 2022.

BMO Financial Group First Quarter Report 2023 31

Accounting Policies and Critical Accounting Estimates and Judgments

Significant accounting policies are described in BMO’s 2022 Annual Report and in the notes to our annual consolidated financial statements for the year ended October 31, 2022, and in Note 1 of the unaudited interim consolidated financial statements, together with a discussion of certain accounting estimates that are considered particularly important as they require management to make significant judgments, some of which relate to matters that are inherently uncertain. Readers are encouraged to review that discussion in Note 1 of the audited annual consolidated financial statements of BMO’s 2022 Annual Report, as well as the updates provided in Note 1 of the unaudited interim consolidated financial statements.

Allowance for Credit Losses

The allowance for credit losses (ACL) consists of allowances on impaired loans, which represent estimated losses related to impaired loans in the portfolio provided for but not yet written off, and allowances on performing loans, which is the bank’s best estimate of impairment in the existing portfolio for loans that have not yet been individually identified as impaired. Expected credit losses (ECL) are calculated on a probability-weighted basis, based on the economic scenarios described below, and are calculated for each exposure in the portfolio as a function of the probability of default (PD), exposure at default (EAD) and loss given default (LGD), with the timing of the loss also considered. Where there has been a significant increase in credit risk, lifetime ECL is recorded; otherwise 12 months of ECL is generally recorded. A significant increase in credit risk considers many different factors and will vary by product and risk segment. The main factors considered in making this determination are the change in PD since origination and certain other criteria, such as 30-day past due and watchlist status. We may apply experienced credit judgment to reflect factors not captured in the ECL models, as we deem necessary. We applied experienced credit judgment to reflect the continuing impact of the uncertain environment on credit conditions and the economy.

Our total allowance for credit losses as at January 31, 2023, was $3,028 million ($2,998 million as at October 31, 2022) and comprised an allowance on performing loans of $2,490 million and an allowance on impaired loans of $538 million ($2,441 million and $557 million, respectively, as at October 31, 2022). The allowance on performing loans increased $49 million from the fourth quarter of 2022, primarily driven by increased uncertainty in credit conditions and growth in certain portfolios, largely offset by movements in foreign exchange rates and portfolio credit improvement.

In establishing our allowance for performing loans, we attach probability weightings to three economic scenarios, which are representative of our view of economic and market conditions – a base scenario, which in our view represents the most probable outcome, as well as benign and adverse scenarios, all developed by our Economics group.

When changes in economic performance in the forecasts are measured, we use real GDP as the basis, which acts as the key driver for movements in many of the other economic and market variables used, including the equity volatility index (VIX), corporate BBB credit spreads, unemployment rates, housing price indices and consumer credit. In addition, we also consider industry-specific variables, where applicable. Many of the variables have a high degree of interdependency, and as such, there is no single factor to which the allowances as a whole are sensitive.

Information on the Provision for Credit Losses for the three months ended January 31, 2023, can be found in the Total Provision for Credit Losses section.

For additional information, refer to Risk Management section, Allowance for Credit Losses section of BMO’s 2022 Annual Report, Note 4 of the audited annual consolidated financial statements, as well as Note 3 of the unaudited interim consolidated financial statements.

Caution

This Accounting Policies and Critical Accounting Estimates and Judgments section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Disclosure for Global Systemically Important Banks (G-SIB)

As a domestic systemically important bank (D-SIB), the Office of the Superintendent of Financial Institutions (OSFI) requires that we disclose on an annual basis the 13 indicators utilized in the global systemically important banks’ assessment methodology. These indicators measure the impact a bank’s failure would have on the global financial system and wider economy. The indicators reflect the size of banks, their interconnectedness, the lack of alternative infrastructure for services banks provide, their global activity and complexity. This methodology is outlined in a paper, Global systemically important banks: updated assessment methodology and the higher loss absorbency requirement, issued by the Basel Committee on Banking Supervision (BCBS) in July 2013. Effective fiscal 2021, the results reflect BCBS’s updated assessment methodology issued in July 2018. As required under the methodology, the indicators are calculated based on specific instructions issued by the BCBS, and as a result, the measures used may not be based on the most recent version of Basel III. Therefore, values may not be consistent with other measures used in this report.

Indicator values have been reported based on regulatory requirements for consolidation and therefore, insurance and other non-banking information is only included insofar as it is included in the regulatory consolidation of the group or as otherwise specified by the assessment methodology. This level of consolidation differs from that used in the consolidated financial statements. Results may therefore not be comparable to other disclosures in this report.

Year-over-year movements in indicators reflect normal changes in business activity.

32 BMO Financial Group First Quarter Report 2023

Disclosure for Global Systemically Important Banks
		As at October 31
(Canadian $ in millions)	Indicators	2022	2021
A. Cross-jurisdictional activity	1. Cross-jurisdictional claims	552,634	503,481
	2. Cross-jurisdictional liabilities	527,644	472,642
B. Size	3. Total exposures as defined for use in the Basel III leverage ratio	1,286,878	1,135,164
C. Interconnectedness	4. Intra-financial system assets	172,647	142,328
	5. Intra-financial system liabilities	78,230	71,275
	6. Securities outstanding	322,757	283,723
D. Substitutability/Financial institution infrastructure	7. Payments activity (1)	29,383,078	33,313,613
	8. Assets under custody	320,251	207,267
	9. Underwritten transactions in debt and equity markets	92,304	102,614
	10. Trading volume (includes the two sub indicators)
	Trading volume fixed income sub indicator	11,516,502	12,001,515
	Trading volume equities and other securities sub indicator	4,779,866	2,733,512
E. Complexity	11. Notional amount of over-the-counter (OTC) derivatives	7,662,199	5,787,189
	12. Trading, FVTPL and FVOCI securities (2)	54,178	52,472
	13. Level 3 assets	5,289	3,263

(1)	Includes intercompany transactions that are cleared through a correspondent bank.
(2)	FVTPL: Fair value through profit or loss; FVOCI: Fair value through other comprehensive income

Future Changes in Accounting Policies

We monitor the potential changes proposed by the International Accounting Standards Board (IASB) and analyze the effect that changes in the standards may have on BMO’s financial reporting and accounting policies. New standards and amendments to existing standards, which are effective for the bank in the future, can be found in Note 1 of the audited annual consolidated financial statements of BMO’s 2022 Annual Report.

Other Regulatory Developments

We continue to monitor and prepare for regulatory developments, including those referenced elsewhere in this document.

For a comprehensive discussion of other regulatory developments, refer to the Enterprise-Wide Capital Management section, the Risks That May Affect Future Results section, the Liquidity and Funding Risk section, and the Legal and Regulatory Risk section of BMO’s 2022 Annual Report.

New Canadian Tax Measures

On December 15, 2022, the Canadian government enacted legislation related to certain tax measures that are applicable to certain Canadian companies in a bank or life insurer group, including a one-time 15% tax (referred to as the Canada Recovery Dividend, or CRD), based on the average taxable income for fiscal 2020 and fiscal 2021, less a $1 billion exemption, payable in equal instalments over five years. The legislation also included a permanent 1.5% increase in the tax rate, based on taxable income above $100 million (effective for taxation years that end after April 7, 2022, and pro-rated for the first year). During the quarter, we recorded a one-time tax expense of $371 million, including $312 million related to the CRD and $59 million related to the pro-rated fiscal 2022 impact of the 1.5% increase in tax rate, net of a related remeasurement of our net deferred tax asset.

Caution

This Other Regulatory Developments section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Risk Management

BMO’s risk management policies and processes to identify, measure, manage, monitor, mitigate and report its credit and counterparty, market, insurance, liquidity and funding, operational, including technology and cyber-related risks, legal and regulatory, strategic, environmental and social, and reputation risks are outlined in the Enterprise-Wide Risk Management section of BMO’s 2022 Annual Report.

Top and Emerging Risks That May Affect Future Results

BMO’s top and emerging risks and other factors that may affect future results are described in the Enterprise-Wide Risk Management section of BMO’s 2022 Annual Report. The following is an update to the 2022 Annual Report.

Update on General Economic Conditions

The economic outlook is subject to several risks including the persistence of high inflation leading to further increases in interest rates, an escalation of the conflict in Ukraine, an increase in geopolitical tensions between the United States and China, and the emergence of new strains of the COVID-19 virus. The Bank of Canada and Federal Reserve Bank continued to increase interest rates during the first quarter of 2023, with further actions largely dependent on continued efforts to address inflation. The high-rate environment could have a direct impact on our customers through higher borrowing (e.g., mortgage rates) and debt servicing costs. In addition, the correction in the housing market will likely continue through much of 2023, as prices will need to decline further to restore affordability to more normal levels. A general economic slowdown and higher unemployment could place further pressure on customers and impact financial markets.

In addition to the risks cited above, the U.S. Treasury has invoked extraordinary measures to avoid a breach of the federal government’s debt ceiling, and there will need to be a congressional deal to increase or suspend the debt limit to avoid a potential default. The spending concessions

BMO Financial Group First Quarter Report 2023 33

needed to reach a deal could be a further impediment to economic growth, while political negotiations in the lead up to a potential deal could cause volatility in equity markets, especially if it results in a credit-rating downgrade.

Management continues to monitor the economic environment closely to understand any significant changes and the impact on our operations.

Benchmark Interest Rate Reform

The transition from London interbank rates (LIBORs) and other interbank offered rates to alternative reference rates continues, with no significant changes to the project or transition risks from our disclosure in Note 1 of the annual audited consolidated financial statements in BMO’s 2022 Annual Report.

As we approach the June 30, 2023 cessation date for the remaining USD LIBOR settings, our overall USD LIBOR exposures continue to decline, and our USD LIBOR derivative exposures will largely transition when central counterparties convert LIBOR trades to secured overnight financing rate.

Market Risk

BMO’s market risk management practices and key measures are outlined in the Market Risk section of BMO’s 2022 Annual Report.

Linkages between Balance Sheet Items and Market Risk Disclosures

The table below presents items reported in our Consolidated Balance Sheet that are subject to market risk, comprising balances that are subject to either traded risk or non-traded risk measurement techniques.

	As at January 31, 2023				As at October 31, 2022
	Consolidated Balance Sheet	Subject to market risk		Not subject to market risk	Consolidated Balance Sheet	Subject to market risk		Not subject to market risk	Primary risk factors for non-traded risk balances
(Canadian $ in millions)		Traded risk (1)	Non-traded risk (2)			Traded risk (1)	Non-traded risk (2)

Assets Subject to Market Risk
Cash and cash equivalents	103,342	-	103,342	-	87,466	-	87,466	-	Interest rate
Interest bearing deposits with banks	5,080	146	4,934	-	5,734	142	5,592	-	Interest rate
Securities	281,027	110,904	170,123	-	273,262	108,303	164,959	-	Interest rate, credit spread, equity
Securities borrowed or purchased under resale agreements	118,531	-	118,531	-	113,194	-	113,194	-	Interest rate
Loans and acceptances (net of allowance for credit losses)	546,263	2,114	544,149	-	551,339	3,501	547,838	-	Interest rate, foreign exchange
Derivative instruments	33,294	31,130	2,164	-	48,160	45,537	2,623	-	Interest rate, foreign exchange
Customer’s liabilities under acceptances	13,636	-	13,636	-	13,235	-	13,235	-	Interest rate
Other assets	44,533	3,402	22,396	18,735	46,809	3,030	26,561	17,218	Interest rate
Total Assets	1,145,706	147,696	979,275	18,735	1,139,199	160,513	961,468	17,218

Liabilities Subject to Market Risk
Deposits	787,376	30,303	757,073	-	769,478	26,305	743,173	-	Interest rate, foreign exchange
Derivative instruments	44,090	37,886	6,204	-	59,956	46,803	13,153	-	Interest rate, foreign exchange
Acceptances	13,636	-	13,636	-	13,235	-	13,235	-	Interest rate
Securities sold but not yet purchased	45,226	45,226	-	-	40,979	40,979	-	-
Securities lent or sold under repurchase agreements	101,484	-	101,484	-	103,963	-	103,963	-	Interest rate
Other liabilities	70,824	63	70,425	336	72,400	60	71,815	525	Interest rate
Subordinated debt	8,156	-	8,156	-	8,150	-	8,150	-	Interest rate
Total Liabilities	1,070,792	113,478	956,978	336	1,068,161	114,147	953,489	525

(1)	Primarily comprises balance sheet items that are subject to the trading and underwriting risk management framework and recorded at fair valued through profit or loss.
(2)	Primarily comprises balance sheet items that are subject to the structural balance sheet insurance risk management framework and secured financing transactions.

Trading Market Risk Measures

Average Total Trading Value at Risk (VaR) and Average Total Trading Stressed Value at Risk (SVaR) increased quarter-over-quarter from volatility in interest rate markets and increased exposure in fixed income trading. Average diversification levels increased and provided a significant offset to the rise in average interest rate VaR and debt-specific risk VaR.

Total Trading Value at Risk (VaR) and Trading Stressed Value at Risk (SVaR) Summary (1)(2)

(Pre-tax Canadian $ equivalent in millions)	For the quarter ended January 31, 2023				October 31, 2022	January 31, 2022
	Quarter-end	Average	High	Low	Average	Average
Commodity VaR	1.9	2.2	4.1	1.3	3.1	2.0
Equity VaR	15.3	14.5	19.7	9.1	13.1	11.3
Foreign exchange VaR	4.6	2.9	5.6	1.6	1.8	1.3
Interest rate VaR (3)	27.5	31.8	41.5	21.9	18.0	16.6
Debt-specific risk	13.9	12.2	15.7	8.6	5.7	3.1
Diversification	(29.0)	(26.4)	nm	nm	(15.1)	(11.3)
Total Trading VaR	34.2	37.2	47.9	28.8	26.6	23.0
Total Trading SVaR	67.5	63.9	84.7	45.8	53.6	59.4

(1)	One-day measure using a 99% confidence interval. Benefits are presented in parentheses and losses are presented as positive numbers.
(2)	Stressed VaR is produced weekly and at month end.
(3)	Interest rate VaR includes general credit spread risk.

  nm - not meaningful

34 BMO Financial Group First Quarter Report 2023

Structural (Non-Trading) Market Risk

Structural economic value exposure to rising interest rates and the benefit to falling interest rates decreased, relative to October 31, 2022, primarily driven by increased non-maturity deposit duration due to lower projected forward interest rates as the yield curve flattened and longer term rates fell. In addition, the bank was positioned with a modestly shorter duration relative to the prior period in anticipation of longer duration assets acquired from Bank of the West, and this somewhat elevated the earnings sensitivity.

Structural Balance Sheet Earnings and Value Sensitivity to Changes in Interest Rates (1)(2)

	Economic value sensitivity					Earnings sensitivity over the next 12 months
(Pre-tax Canadian $ equivalent in millions)			January 31, 2023	October 31, 2022	January 31, 2022			January 31, 2023	October 31, 2022	January 31, 2022
	Canada (3)	United States	Total	Total	Total (4)	Canada (3)	United States	Total	Total	Total
100 basis point increase	(785.1)	210.9	(574.2)	(990.2)	(1,341.0)	253.5	288.6	542.1	498.9	539.6
25 basis point decrease	180.5	(104.8)	75.7	201.6	227.4	(64.0)	(70.4)	(134.3)	(139.6)	(208.6)
100 basis point decrease (4)	688.3	(604.0)	84.3	647.9	na	(262.3)	(282.8)	(545.0)	(595.2)	na

(1)	Losses are presented in brackets and gains are presented as positive numbers.
(2)

The impact of insurance market risk is not reflected in the table. Insurance market risk includes interest rate and equity market risk arising from BMO’s insurance business activities. A 100 basis point increase in interest rates as at January 31, 2023 would result in an increase in earnings before tax of $34 million ($35 million as at October 31, 2022 and $46 million as at January 31, 2022). A 100 basis point decrease in interest rates as at January 31, 2023 would result in a decrease in earnings before tax of $33 million ($34 million as at October 31, 2022 and $44 million as at January 31, 2022). A 10% increase in equity market values as at January 31, 2023 would result in an increase in earnings before tax of $14 million ($13 million as at October 31, 2022 and $21 million as at January 31, 2022). A 10% decrease in equity market values as at January 31, 2023 would result in a decrease in earnings before tax of $13 million ($13 million as at October 31, 2022 and $22 million as at January 31, 2022). BMO may enter into hedging arrangements to offset the impact of changes in equity market values on its earnings, and did so during the 2022 fiscal year. The impact of insurance market risk on earnings is reflected in insurance claims, commissions and changes in policy benefit liabilities on the Consolidated Statement of Income, and the corresponding change in the fair value of the bank’s policy benefit liabilities is reflected in other liabilities on the Consolidated Balance Sheet.

(3)	Includes Canadian dollar and other currencies.
(4)

Due to the low interest rate environment between April 30, 2020 and April 30, 2022, economic value sensitivity and earnings sensitivity to declining interest rates are measured using a decrease of 25 basis points.

  na – not applicable

Liquidity and Funding Risk

Liquidity and funding risk is managed under a robust risk management framework. There were no material changes in the framework during the quarter.

BMO continued to maintain a strong liquidity position in the first quarter of 2023. Customer loans declined while customer deposits were largely unchanged in the quarter. Wholesale funding increased reflecting net issuances. BMO’s liquidity metrics, including the Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR), remained well above internal targets and regulatory requirements.

BMO’s liquid assets are primarily held in our trading businesses, as well as in liquidity portfolios that are maintained for contingent liquidity risk management purposes and as investments of excess structural liquidity. Liquid assets include unencumbered, high-quality assets that are marketable, can be pledged as security for borrowings, and can be converted to cash in a time frame that meets our liquidity and funding requirements. BMO’s liquid assets are summarized in the table below.

In the ordinary course of business, BMO may encumber a portion of cash and securities holdings as collateral in support of trading activities and our participation in clearing and payment systems in Canada, the United States and abroad. In addition, BMO may receive liquid assets as collateral and may re-pledge these assets in exchange for cash or as collateral in support of trading activities. Net unencumbered liquid assets, defined as on-balance sheet assets, such as BMO-owned cash and securities and securities borrowed or purchased under resale agreements, plus other off-balance sheet eligible collateral received, less collateral encumbered, totalled $357.0 billion as at January 31, 2023, compared with $335.3 billion as at October 31, 2022. The increase in unencumbered liquid assets was primarily due to higher cash and security balances.

Net unencumbered liquid assets are primarily held at the parent bank level, at our U.S. bank entity BMO Harris Bank, and in our broker/dealer operations. In addition to liquid assets, BMO has access to the Bank of Canada’s lending assistance programs, the Federal Reserve Bank discount window in the United States and European Central Bank standby liquidity facilities.

In addition to cash and securities holdings, BMO may also pledge other assets, including mortgages and loans, to raise long-term secured funding. BMO’s total encumbered assets and unencumbered liquid assets are summarized in the Asset Encumbrance table.

BMO Financial Group First Quarter Report 2023 35

Liquid Assets

	As at January 31, 2023					As at October 31, 2022
(Canadian $ in millions)	Bank-owned assets	Other cash & securities received	Total gross assets (1)	Encumbered assets	Net unencumbered assets (2)	Net unencumbered assets (2)

Cash and cash equivalents	103,342	-	103,342	93	103,249	87,379
Deposits with other banks	5,080	-	5,080	-	5,080	5,734
Securities and securities borrowed or purchased under resale agreements
Sovereigns/Central banks/Multilateral development banks	147,173	103,568	250,741	139,119	111,622	111,940
NHA mortgage-backed securities and U.S. agency mortgage-backed securities and collateralized mortgage obligations	61,602	6,378	67,980	22,342	45,638	39,978
Corporate & other debt	22,221	19,252	41,473	9,607	31,866	33,698
Corporate equity	50,031	50,660	100,691	58,406	42,285	39,966
Total securities and securities borrowed or purchased under resale agreements	281,027	179,858	460,885	229,474	231,411	225,582
NHA mortgage-backed securities (reported as loans at amortized cost) (3)	22,125	-	22,125	4,906	17,219	16,604
Total liquid assets	411,574	179,858	591,432	234,473	356,959	335,299

(1)	Gross assets include bank-owned assets and cash and securities received from third parties.
(2)	Net unencumbered assets are defined as total gross assets less encumbered assets.
(3)

Under IFRS, National Housing Act (NHA) mortgage-backed securities that include mortgages owned by BMO as the underlying collateral are classified as loans. Unencumbered NHA mortgage-backed securities have liquidity value and are included as liquid assets under BMO’s Liquidity and Funding Management Framework. This amount is shown as a separate line item, NHA mortgage-backed securities.

Asset Encumbrance

		Encumbered (2)		Net unencumbered
(Canadian $ in millions) As at January 31, 2023	Total gross assets (1)	Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)

Cash and deposits with other banks	108,422	-	93	-	108,329
Securities (5)	483,010	183,155	51,225	13,740	234,890
Loans	524,138	69,670	631	295,793	158,044
Other assets
Derivative instruments	33,294	-	-	33,294	-
Customers’ liability under acceptances	13,636	-	-	13,636	-
Premises and equipment	4,865	-	-	4,865	-
Goodwill	5,260	-	-	5,260	-
Intangible assets	2,277	-	-	2,277	-
Current tax assets	1,815	-	-	1,815	-
Deferred tax assets	1,392	-	-	1,392	-
Other assets	28,924	9,843	-	19,081	-
Total other assets	91,463	9,843	-	81,620	-
Total assets	1,207,033	262,668	51,949	391,153	501,263

		Encumbered (2)		Net unencumbered
(Canadian $ in millions) As at October 31, 2022	Total gross assets (1)	Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)

Cash and deposits with other banks	93,200	-	87	-	93,113
Securities (5)	472,443	183,275	46,982	12,620	229,566
Loans	529,458	71,139	656	299,358	158,305
Other assets
Derivative instruments	48,160	-	-	48,160	-
Customers’ liability under acceptances	13,235	-	-	13,235	-
Premises and equipment	4,841	-	-	4,841	-
Goodwill	5,285	-	-	5,285	-
Intangible assets	2,193	-	-	2,193	-
Current tax assets	1,421	-	-	1,421	-
Deferred tax assets	1,175	-	-	1,175	-
Other assets	31,894	13,991	-	17,903	-
Total other assets	108,204	13,991	-	94,213	-
Total assets	1,203,305	268,405	47,725	406,191	480,984

(1)	Gross assets included on-balance sheet and off-balance sheet assets.
(2)

Pledged as collateral refers to the portion of on-balance sheet assets and other cash and securities that are pledged through repurchase agreements, securities lending, derivative contracts, minimum required deposits at central banks and requirements associated with participation in clearing houses and payment systems. Other encumbered assets include assets that are restricted for legal or other reasons, such as restricted cash and short sales.

(3)

Other unencumbered assets include select liquid asset holdings that management believes are not readily available to support BMO’s liquidity requirements. These include securities of $13.7 billion as at January 31, 2023, which include securities held at BMO’s insurance subsidiary, significant equity investments, and certain investments held in our merchant banking business. Other unencumbered assets also include mortgages and loans that may be securitized to access secured funding.

(4)

Loans included in available as collateral represent loans currently lodged at central banks that could potentially be used to access central bank funding. Loans available for pledging as collateral do not include other sources of additional liquidity that may be realized from BMO’s loan portfolio, such as incremental securitization, covered bond issuances and U.S. Federal Home Loan Bank (FHLB) advances.

(5)	Includes securities, securities borrowed or purchased under resale agreements and NHA mortgage-backed securities (reported as loans at amortized cost).

Funding Strategy

BMO’s funding strategy requires that secured and unsecured wholesale funding used to support loans and less liquid assets must have a term (typically maturing in two to ten years) that will support the effective term to maturity of these assets. Secured and unsecured wholesale funding for liquid trading assets is largely shorter term (maturing in one year or less), is aligned with the liquidity of the assets being funded, and is subject to limits on aggregate maturities that are permitted across different periods. Supplemental liquidity pools are funded largely with wholesale term funding.

We maintain a large and stable base of customer deposits that, in combination with our strong capital position, is a source of strength. This supports the maintenance of a sound liquidity position and reduces reliance on wholesale funding. Customer deposits totalled $545.1 billion as at January 31, 2023, increasing from $544.4 billion as at October 31, 2022.

Total secured and unsecured wholesale funding outstanding, which largely consists of negotiable marketable securities, was $251.1 billion as at

36 BMO Financial Group First Quarter Report 2023

January 31, 2023, with $65.4 billion sourced as secured funding and $185.7 billion as unsecured funding. Wholesale funding outstanding increased from $236.8 billion as at October 31, 2022, primarily due to net wholesale funding issuances during the quarter. The mix and maturities of BMO’s wholesale term funding are outlined in the following table. Additional information on deposit maturities can be found in the Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments section. We maintain a sizeable portfolio of unencumbered liquid assets, totalling $357.0 billion as at January 31, 2023, that can be monetized to meet potential funding requirements, as described in the Unencumbered Liquid Assets section.

Diversification of our wholesale funding sources is an important part of our overall liquidity management strategy. BMO’s wholesale funding activities are well-diversified by jurisdiction, currency, investor segment, instrument type and maturity profile. BMO maintains ready access to long-term wholesale funding through various borrowing programs, including a European Note Issuance Program, Canadian, Australian and U.S. Medium-Term Note programs, Canadian and U.S. mortgage securitizations, Canadian credit card loans, auto loans and home equity line of credit (HELOC) securitizations, U.S. transportation finance loans, covered bonds, and Canadian and U.S. senior unsecured deposits.

BMO’s wholesale funding plan seeks to ensure sufficient funding capacity is available to execute our business strategies. The funding plan considers expected maturities, as well as asset and liability growth projected for our businesses in our forecasting and planning processes, and assesses funding needs in relation to the sources available. The funding plan is reviewed annually by the senior management committees with specific related responsibilities and approved by the Risk Review Committee, and is regularly updated to reflect actual results and incorporate updated forecast information.

Wholesale Funding Maturities (1)

	As at January 31, 2023								As at October 31, 2022
(Canadian $ in millions)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Subtotal less than 1 year	1 to 2 years	Over 2 years	Total	Total
Deposits from banks	3,183	1,460	1,647	2,528	8,818	-	-	8,818	9,550
Certificates of deposit and commercial paper	9,147	16,529	32,671	31,774	90,121	998	118	91,237	80,696
Bearer deposit notes	99	1,336	57	46	1,538	-	-	1,538	1,661
Asset-backed commercial paper (ABCP)	265	813	364	97	1,539	-	-	1,539	-
Senior unsecured medium-term notes	492	3,474	5,336	6,594	15,896	21,227	30,636	67,759	65,234
Senior unsecured structured notes (2)	81	77	69	132	359	-	7,854	8,213	7,950
Secured Funding
Mortgage and HELOC securitizations	-	407	629	2,156	3,192	3,435	13,625	20,252	20,385
Covered bonds	1,700	4,340	-	4,809	10,849	-	19,251	30,100	29,047
Other asset-backed securitizations (3)	-	704	-	-	704	171	5,310	6,185	6,631
Federal Home Loan Bank advances	-	-	-	3,342	3,342	-	3,992	7,334	7,494
Subordinated debt	-	-	-	-	-	-	8,154	8,154	8,150
Total	14,967	29,140	40,773	51,478	136,358	25,831	88,940	251,129	236,798
Of which:
Secured	1,965	6,264	993	10,404	19,626	3,606	42,178	65,410	63,557
Unsecured	13,002	22,876	39,780	41,074	116,732	22,225	46,762	185,719	173,241
Total (4)	14,967	29,140	40,773	51,478	136,358	25,831	88,940	251,129	236,798

(1)

Wholesale unsecured funding primarily includes funding raised through the issuance of negotiable marketable securities. Wholesale funding excludes repo transactions and bankers’ acceptances, which are disclosed in the Contractual Maturities or Assets and Liabilities and Off-Balance Sheet Commitments sections, and also excludes ABCP issued by certain ABCP conduits that are not consolidated for financial reporting purposes.

(2)	Primarily issued to institutional investors.
(3)	Includes credit card, auto and transportation finance loan securitizations.
(4)

Total wholesale funding consists of Canadian-dollar-denominated funding totalling $50.8 billion and U.S.-dollar-denominated and other foreign-currency-denominated funding totalling $200.3 billion as at January 31, 2023.

Additional information on Liquidity and Funding Risk governance can be found in the Liquidity and Funding Risk section of BMO’s 2022 Annual Report. Please also see the Risk Management section.

Credit Ratings

The credit ratings assigned to BMO’s short-term and senior long-term debt securities by external rating agencies are important for the bank in raising both capital and funding to support its business operations. Maintaining strong credit ratings allows us to access the wholesale markets at competitive pricing levels. Should BMO’s credit ratings experience a downgrade, our cost of funding would likely increase and our access to funding and capital through the wholesale markets could be reduced. A material downgrade of BMO’s ratings could also have other consequences, including those set out in Note 8 of the audited annual consolidated financial statements of BMO’s 2022 Annual Report.

The credit ratings assigned to BMO’s senior debt by rating agencies are indicative of high-grade, high-quality issues. Moody’s, S&P and DBRS have a stable outlook on BMO and Fitch has a negative outlook.

As at January 31, 2023

Rating agency	Short-term debt	Senior debt (1)	Long-term deposits / Legacy senior debt (2)	Subordinated debt (NVCC)	Outlook
Moody’s	P-1	A2	Aa2	Baa1 (hyb)	Stable
S&P	A-1	A-	A+	BBB+	Stable
Fitch	F1+	AA-	AA	A	Negative
DBRS	R-1 (high)	AA (low)	AA	A (low)	Stable

(1)	Subject to conversion under the Bank Recapitalization (Bail-In) Regime.
(2)

Long-term deposits/Legacy senior debt includes senior debt issued prior to September 23, 2018, and senior debt issued on or after September 23, 2018, that is excluded from the Bank Recapitalization (Bail-In) Regime.

BMO Financial Group First Quarter Report 2023 37

We are required to deliver collateral to certain counterparties in the event of a downgrade of BMO’s current credit rating. The incremental collateral required is based on mark-to-market exposure, collateral valuations and collateral threshold arrangements, as applicable. As at January 31, 2023, we would be required to provide additional collateral to counterparties totalling $144 million, $362 million and $865 million as a result of a one-notch, two-notch and three-notch downgrade, respectively.

Liquidity Coverage Ratio

The Liquidity Coverage Ratio (LCR) is calculated in accordance with the Office of the Superintendent of Financial Institutions’ (OSFI’s) Liquidity Adequacy Requirements Guideline and is summarized in the following table. The LCR is calculated on a daily basis as the ratio of the stock of High-Quality Liquid Assets (HQLA) held to total net stressed cash outflows over the next 30 calendar days. BMO’s HQLA primarily comprises cash, highly-rated debt issued or backed by governments, highly-rated covered bonds and non-financial corporate debt, and non-financial equities that are part of a major stock index. Net cash flows include outflows from deposits, secured and unsecured wholesale funding, commitments and potential collateral requirements, offset by permitted inflows from loans, securities lending activities and other non-HQLA debt maturing over a 30-day horizon. Weightings prescribed by OSFI are applied to cash flows and HQLA to arrive at the weighted values and the LCR. The LCR does not reflect excess liquidity in BMO Financial Corp. (BFC) that is greater than 100%, because of limitations on the transfer of liquidity between BFC and the parent bank. Canadian domestic systemically important banks (D-SIBs), including BMO, are required to maintain a minimum LCR of 100%. The average daily LCR for the quarter ended January 31, 2023 was 144%, indicating a surplus of $71 billion above the regulatory minimum, an increase of 9% from 135% in the prior quarter, due to higher HQLA and lower net cash outflows. The LCR was elevated in the quarter as the bank maintained higher cash balances to support the closing of the Bank of the West acquisition. While banks are required to maintain an LCR of greater than 100% in normal conditions, they are also expected to be able to utilize HQLA during a period of stress, which may result in an LCR of less than 100% during such a period. The LCR is only one measure of a bank’s liquidity position and does not fully capture all of its liquid assets or the funding alternatives that may be available during a period of stress. BMO’s total liquid assets are shown in the Liquid Assets table.

	For the quarter ended January 31, 2023
(Canadian $ in billions, except as noted)	Total unweighted value (average) (1) (2)	Total weighted value (average) (2) (3)

High-Quality Liquid Assets
Total high-quality liquid assets (HQLA)	*	229.3

Cash Outflows
Retail deposits and deposits from small business customers, of which:	244.1	16.5
Stable deposits	116.3	3.5
Less stable deposits	127.8	13.0
Unsecured wholesale funding, of which:	257.6	117.4
Operational deposits (all counterparties) and deposits in networks of cooperative banks	137.2	34.1
Non-operational deposits (all counterparties)	97.5	60.4
Unsecured debt	22.9	22.9
Secured wholesale funding	*	23.7
Additional requirements, of which:	215.4	42.5
Outflows related to derivatives exposures and other collateral requirements	25.3	7.0
Outflows related to loss of funding on debt products	4.2	4.2
Credit and liquidity facilities	185.9	31.3
Other contractual funding obligations	1.1	-
Other contingent funding obligations	498.6	9.3
Total cash outflows	*	209.4

Cash Inflows
Secured lending (e.g. reverse repos)	144.3	33.1
Inflows from fully performing exposures	13.0	6.9
Other cash inflows	10.6	10.6
Total cash inflows	167.9	50.6

For the quarter ended January 31, 2023		Total adjusted value (4)
Total HQLA		229.3
Total net cash outflows		158.8
Liquidity Coverage Ratio (%) (2)		144

For the quarter ended October 31, 2022		Total adjusted value (4)
Total HQLA		204.3
Total net cash outflows		151.1
Liquidity Coverage Ratio (%)		135

*	Disclosure is not required under the LCR disclosure standard.
(1)	Unweighted values are calculated at market value (for HQLA) or as outstanding balances maturing or callable within 30 days (for inflows and outflows).
(2)	Values are calculated based on the simple average of the daily LCR over 60 business days in the first quarter of 2023.
(3)	Weighted values are calculated after the application of the weights prescribed under the OSFI Liquidity Adequacy Requirements (LAR) Guideline for HQLA and cash inflows and outflows.
(4)	Adjusted values are calculated based on total weighted values after applicable caps as defined by the LAR Guideline.

38 BMO Financial Group First Quarter Report 2023

Net Stable Funding Ratio

The Net Stable Funding Ratio (NSFR) is a regulatory liquidity metric that assesses the stability of a bank’s funding profile in relation to the liquidity value of its assets and is calculated in accordance with OSFI’s Liquidity Adequacy Requirements Guideline. Unlike the LCR, which is a short-term metric, the NSFR assesses a bank’s medium-term and long-term resilience. The NSFR is defined as the ratio between the amount of available stable funding (ASF) and the amount of required stable funding (RSF). ASF represents the proportion of capital and liabilities expected to be reliably available over a one-year horizon (including customer deposits, long-term wholesale funding, and capital). The stable funding requirements for each institution are set by OSFI based on the liquidity and maturity characteristics of its balance sheet assets and off-balance sheet exposures. Weightings prescribed by OSFI are applied to notional asset and liability balances to determine ASF and RSF and the NSFR. Canadian domestic systemically important banks (D-SIBs), including BMO, are required to maintain a minimum NSFR of 100%. BMO’s NSFR was 120% as at January 31, 2023, indicating a surplus of $103 billion above the regulatory minimum. The NSFR increased from 114% in the prior quarter due to both higher available stable funding and lower required stable funding.

	For the quarter ended January 31, 2023
	Unweighted Value by Residual Maturity				Weighted Value (2)
(Canadian $ in billions, except as noted)	No maturity (1)	Less than 6 months	6 to 12 months	Over 1 year

Available Stable Funding (ASF) Item
Capital:	-	-	-	86.5	86.5
Regulatory capital	-	-	-	86.5	86.5
Other capital instruments	-	-	-	-	-
Retail deposits and deposits from small business customers:	201.0	38.0	28.8	44.9	286.2
Stable deposits	102.6	16.3	10.5	9.4	132.3
Less stable deposits	98.4	21.7	18.3	35.5	153.9
Wholesale funding:	252.0	235.7	59.3	102.7	249.3
Operational deposits	141.4	0.2	-	-	70.8
Other wholesale funding	110.6	235.5	59.3	102.7	178.5
Liabilities with matching interdependent assets	-	1.0	2.0	11.6	-
Other liabilities:	3.5	*	*	31.5	4.5
NSFR derivative liabilities	*	*	*	14.9	*
All other liabilities and equity not included in the above categories	3.5	11.7	0.8	4.1	4.5
Total ASF	*	*	*	*	626.5
Required Stable Funding (RSF) Item
Total NSFR high-quality liquid assets (HQLA)	*	*	*	*	12.1
Deposits held at other financial institutions for operational purposes	-	-	-	-	-
Performing loans and securities:	178.3	170.5	44.7	308.6	449.2
Performing loans to financial institutions secured by Level 1 HQLA	-	94.3	0.7	-	2.8
Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	33.4	37.5	4.2	16.7	56.5
Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and public sector entities, of which:	105.2	26.7	29.7	156.4	247.8
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	-	-	-	-	-
Performing residential mortgages, of which:	13.1	9.7	9.8	122.3	107.0
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	13.1	9.7	9.8	122.3	107.0
Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	26.6	2.3	0.3	13.2	35.1
Assets with matching interdependent liabilities	-	1.0	2.0	11.6	-
Other assets:	23.1	*	*	51.6	43.7
Physical traded commodities, including gold	3.5	*	*	*	3.0
Assets posted as initial margin for derivative contracts and contributions to default funds of central clearing parties	*	*	*	11.7	10.0
NSFR derivative assets	*	*	*	6.4	-
NSFR derivative liabilities before deduction of variation margin posted	*	*	*	23.7	1.2
All other assets not included in the above categories	19.6	4.6	0.1	5.1	29.5
Off-balance sheet items	*	*	*	549.4	18.8
Total RSF	*	*	*	*	523.8
Net Stable Funding Ratio (%)	*	*	*	*	120

For the quarter ended October 31, 2022					Weighted Value (2)
Total ASF					610.2
Total RSF					534.1
Net Stable Funding Ratio (%)					114

  * Disclosure is not required under the NSFR disclosure standard.

(1)

Items to be reported in the “no maturity” time bucket do not have a stated maturity. These may include, but are not limited to, items such as non-maturity deposits, short positions, open maturity positions, non-HQLA equities, physical traded commodities and demand loans.

(2)	Weighted values are calculated after the application of the weights prescribed under the OSFI LAR Guideline for ASF and RSF.

BMO Financial Group First Quarter Report 2023 39

Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments

The tables below show the remaining contractual maturities of on-balance sheet assets and liabilities and off-balance sheet commitments. The contractual maturity of financial assets and liabilities is an input to, but is not necessarily consistent with, the expected maturity of assets and liabilities that is used in the management of liquidity and funding risk. We forecast asset and liability cash flows, under both normal market conditions and a number of stress scenarios, to manage liquidity and funding risk. Stress scenarios include assumptions for loan repayments, deposit withdrawals, and credit commitment and liquidity facility drawdowns by counterparty and product type. Stress scenarios also consider the time horizon over which liquid assets can be monetized and the related discounts (“haircuts”) and potential collateral requirements that may result from both market volatility and credit rating downgrades, among other assumptions.

(Canadian $ in millions)									January 31, 2023
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

On-Balance Sheet Financial Instruments

Assets
Cash and Cash Equivalents	101,941	-	-	-	-	-	-	-	1,401	103,342
Interest Bearing Deposits with Banks	4,159	558	102	168	93	-	-	-	-	5,080
Securities	2,920	5,043	4,896	5,644	6,236	22,810	67,739	115,708	50,031	281,027
Securities Borrowed or Purchased under Resale Agreements	95,383	16,583	5,893	584	88	-	-	-	-	118,531
Loans (1)
Residential mortgages	895	2,119	5,653	6,314	4,016	16,209	105,982	9,981	125	151,294
Consumer instalment and other personal	194	589	1,593	1,461	1,161	5,523	36,648	12,646	24,369	84,184
Credit cards	-	-	-	-	-	-	-	-	9,841	9,841
Business and government	12,221	14,307	8,830	9,449	9,994	40,378	101,286	16,363	90,754	303,582
Allowance for credit losses	-	-	-	-	-	-	-	-	(2,638)	(2,638)
Total loans, net of allowance	13,310	17,015	16,076	17,224	15,171	62,110	243,916	38,990	122,451	546,263
Other Assets
Derivative instruments	2,099	2,679	2,132	2,075	3,066	6,369	8,201	6,673	-	33,294
Customers’ liabilities under acceptances	9,963	3,654	18	-	-	-	-	-	1	13,636
Other	3,069	496	394	10	3	8	14	5,659	34,880	44,533
Total Other assets	15,131	6,829	2,544	2,085	3,069	6,377	8,215	12,332	34,881	91,463
Total Assets	232,844	46,028	29,511	25,705	24,657	91,297	319,870	167,030	208,764	1,145,706

(Canadian $ in millions)									January 31, 2023
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

Liabilities and Equity
Deposits (2) (3)	31,888	48,057	63,602	48,613	56,385	43,932	69,759	20,774	404,366	787,376
Other Liabilities
Derivative instruments	3,427	5,213	4,081	2,555	4,789	5,646	9,302	9,077	-	44,090
Acceptances	9,963	3,654	18	-	-	-	-	-	1	13,636
Securities sold but not yet purchased (4)	45,226	-	-	-	-	-	-	-	-	45,226
Securities lent or sold under repurchase agreements (4)	92,657	6,520	117	2,190	-	-	-	-	-	101,484
Securitization and liabilities related to structured entities	89	1,244	715	1,716	734	5,375	10,130	6,333	-	26,336
Other	11,495	200	95	82	4,372	694	2,447	5,691	19,412	44,488
Total Other Liabilities	162,857	16,831	5,026	6,543	9,895	11,715	21,879	21,101	19,413	275,260
Subordinated Debt	-	-	-	-	-	-	25	8,131	-	8,156
Total Equity	-	-	-	-	-	-	-	-	74,914	74,914
Total Liabilities and Equity	194,745	64,888	68,628	55,156	66,280	55,647	91,663	50,006	498,693	1,145,706

(1)	Loans receivable on demand have been included under no maturity.
(2)	Deposits payable on demand and payable after notice have been included under no maturity.
(3)

Deposits totalling $31,120 million as at January 31, 2023 have a fixed maturity date; however, they can be early redeemed (either fully or partially) by customers without penalty. These are classified as payable on a fixed date due to their stated contractual maturity date.

(4)	Presented based on their earliest maturity date.

(Canadian $ in millions)									January 31, 2023
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

Off-Balance Sheet Commitments
Commitments to extend credit (1)	2,522	7,710	8,640	8,263	12,820	38,515	117,077	4,381	-	199,928
Letters of credit (2)	1,804	3,085	5,187	4,375	7,158	3,494	3,669	54	-	28,826
Backstop liquidity facilities	-	-	1,405	1,079	701	9,412	2,714	863	-	16,174
Leases	-	-	-	-	1	3	49	247	-	300
Purchase obligations	32	62	78	82	95	303	555	78	-	1,285

(1)

Commitments to extend credit exclude personal lines of credit and credit cards that are unconditionally cancellable at BMO’s discretion. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

(2)	Letters of credit can be drawn down at any time. These are classified based on their stated contractual maturity date.

40 BMO Financial Group First Quarter Report 2023

(Canadian $ in millions)									October 31, 2022
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
On-Balance Sheet Financial Instruments

Assets
Cash and Cash Equivalents	86,003	-	-	-	-	-	-	-	1,463	87,466
Interest Bearing Deposits with Banks	3,844	1,662	86	44	98	-	-	-	-	5,734
Securities	4,189	4,284	5,480	5,375	6,060	18,272	68,521	108,072	53,009	273,262
Securities Borrowed or Purchased under Resale Agreements	83,861	21,736	5,101	2,448	48	-	-	-	-	113,194
Loans (1)
Residential mortgages	526	1,519	3,708	5,778	6,501	14,665	105,285	10,810	88	148,880
Consumer instalment and other personal	211	553	940	1,693	1,537	4,844	37,742	14,084	24,499	86,103
Credit cards	-	-	-	-	-	-	-	-	9,663	9,663
Business and government	13,003	9,595	11,724	9,300	11,394	37,250	105,009	17,776	94,259	309,310
Allowance for credit losses	-	-	-	-	-	-	-	-	(2,617)	(2,617)
Total loans, net of allowance	13,740	11,667	16,372	16,771	19,432	56,759	248,036	42,670	125,892	551,339
Other Assets
Derivative instruments	5,362	7,147	3,359	2,552	2,225	7,787	11,636	8,092	-	48,160
Customers’ liabilities under acceptances	9,752	3,461	19	3	-	-	-	-	-	13,235
Other	2,735	625	225	21	2	10	19	5,817	37,355	46,809
Total Other assets	17,849	11,233	3,603	2,576	2,227	7,797	11,655	13,909	37,355	108,204
Total Assets	209,486	50,582	30,642	27,214	27,865	82,828	328,212	164,651	217,719	1,139,199

(Canadian $ in millions)									October 31, 2022
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

Liabilities and Equity
Deposits (2) (3)	38,064	44,637	49,626	47,908	48,444	39,992	62,978	16,265	421,564	769,478
Other Liabilities
Derivative instruments	3,370	11,764	4,399	3,814	2,895	7,619	14,092	12,003	-	59,956
Acceptances	9,752	3,461	19	3	-	-	-	-	-	13,235
Securities sold but not yet purchased (4)	40,979	-	-	-	-	-	-	-	-	40,979
Securities lent or sold under repurchase agreements (4)	94,215	6,476	1,046	2,226	-	-	-	-	-	103,963
Securitization and liabilities related to	14	2,803	1,300	794	1,673	5,136	9,342	6,006	-	27,068
structured entities
Other	12,143	4,980	101	97	146	872	2,558	5,722	18,713	45,332
Total Other Liabilities	160,473	29,484	6,865	6,934	4,714	13,627	25,992	23,731	18,713	290,533
Subordinated Debt	-	-	-	-	-	-	25	8,125	-	8,150
Total Equity	-	-	-	-	-	-	-	-	71,038	71,038
Total Liabilities and Equity	198,537	74,121	56,491	54,842	53,158	53,619	88,995	48,121	511,315	1,139,199

(1)	Loans receivable on demand have been included under no maturity.
(2)	Deposits payable on demand and payable after notice have been included under no maturity.
(3)

Deposits totalling $29,966 million as at October 31, 2022 have a fixed maturity date; however, they can be early redeemed (either fully or partially) by customers without penalty. These are classified as payable on a fixed date due to their stated contractual maturity date.

(4)	Presented based on their earliest maturity date.

(Canadian $ in millions)									October 31, 2022
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Off-Balance Sheet Commitments

Commitments to extend credit (1)	1,932	3,610	10,461	13,373	14,753	38,057	119,430	5,490	-	207,106
Letters of credit (2)	1,680	4,601	4,936	4,662	4,922	2,832	3,680	57	-	27,370
Backstop liquidity facilities	-	585	393	1,438	1,275	3,465	9,189	985	-	17,330
Leases	-	-	-	-	-	3	44	256	-	303
Purchase obligations	27	98	55	55	58	217	309	22	-	841

(1)

Commitments to extend credit exclude personal lines of credit and credit cards that are unconditionally cancellable at BMO’s discretion. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

(2)	Letters of credit can be drawn down at any time. These are classified based on their stated contractual maturities.

BMO Financial Group First Quarter Report 2023 41

Real Estate Secured Lending

Real Estate Secured Lending includes residential mortgage and home equity line of credit (HELOC) exposures. The following tables provide a breakdown of residential mortgages and home equity lines of credit by geographic region, as well as insured and uninsured balances. Residential mortgages and home equity lines of credit are secured by residential properties.

Canadian Real Estate Secured Lending

(Canadian $ in millions, except as noted)	Residential mortgages	Home equity lines of credit	Total amortizing real estate secured lending	Non-amortizing home equity lines of credit	Total Canadian real estate secured lending
As at January 31, 2023	141,740	47,971	34,836	13,135	189,711
As at October 31, 2022	139,394	47,302	34,083	13,219	186,696

Residential Mortgages (1)

	January 31, 2023					As at October 31, 2022
(Canadian $ in millions, except as noted)	Outstanding Balances				For the three months ended	Outstanding Balances				For the three months ended
Region (2)	Insured (3)	Uninsured	Total	% of total	Average LTV uninsured (4)	Insured (3)	Uninsured	Total	% of total	Average LTV uninsured (4)
Atlantic	3,190	3,321	6,511	4.3%	72%	3,197	3,255	6,452	4.3%	71%
Quebec	8,914	12,378	21,292	14.1%	71%	8,892	12,156	21,048	14.2%	71%
Ontario	14,415	51,290	65,705	43.4%	71%	14,411	49,664	64,075	43.0%	71%
Alberta	9,563	6,970	16,533	10.9%	72%	9,552	6,854	16,406	11.0%	73%
British Columbia	4,683	23,184	27,867	18.4%	67%	4,680	22,919	27,599	18.5%	68%
All other Canada	2,192	1,640	3,832	2.6%	73%	2,179	1,635	3,814	2.6%	72%
Total Canada	42,957	98,783	141,740	93.7%	70%	42,911	96,483	139,394	93.6%	70%
United States	20	9,534	9,554	6.3%	79%	16	9,470	9,486	6.4%	77%
Total	42,977	108,317	151,294	100.0%	71%	42,927	105,953	148,880	100.0%	71%

Home Equity Lines of Credit (HELOC) (1)

	As at January 31, 2023					As at October 31, 2022
(Canadian $ in millions, except as noted)	Portfolio				For the three months ended	Portfolio				For the three months ended
Region (2)	Outstanding Balances	%	Authorizations	%	Average LTV (4)	Outstanding Balances	%	Authorizations	%	Average LTV (4)
Atlantic	971	1.9%	1,854	1.9%	61%	967	1.9%	1,835	1.9%	61%
Quebec	8,983	17.6%	17,379	17.4%	64%	8,897	17.6%	17,085	17.4%	68%
Ontario	24,128	47.2%	44,044	44.2%	58%	23,647	46.8%	43,063	43.9%	61%
Alberta	3,273	6.4%	6,927	6.9%	60%	3,232	6.4%	6,835	6.9%	64%
British Columbia	9,868	19.3%	18,242	18.3%	58%	9,826	19.5%	17,953	18.3%	59%
All other Canada	748	1.5%	1,466	1.5%	61%	733	1.5%	1,443	1.5%	67%
Total Canada	47,971	93.9%	89,912	90.2%	59%	47,302	93.7%	88,214	89.9%	62%
United States	3,119	6.1%	9,787	9.8%	60%	3,196	6.3%	9,902	10.1%	64%
Total	51,090	100.0%	99,699	100.0%	59%	50,498	100.0%	98,116	100.0%	62%

(1)	Reporting methodologies are in accordance with OSFI’s B-20 guideline.
(2)	Region is based upon address of the property mortgaged.
(3)	Portfolio insured mortgages are defined as mortgages that are insured individually or in bulk through an eligible insurer (i.e., CMHC, Sagen MI CanadaTM).
(4)	Loan-to-Value (LTV) is based on the value of the property at mortgage origination and outstanding balances for mortgages, authorized amounts for HELOCs.

Residential Mortgages by Remaining Term of Amortization (1)(2)

	As at January 31, 2023
	Amortization period
	< 5 Years %	6-10 Years %	11-15 Years %	16-20 Years %	21-25 Years %	26-30 Years %	> 30 Years % (4)
Canada	0.8%	2.7%	5.9%	13.4%	31.7%	13.1%	32.4%
United States (3)	0.7%	5.0%	9.2%	4.6%	14.0%	66.2%	0.3%
Total	0.8%	2.8%	6.1%	12.8%	30.6%	16.4%	30.5%

	As at October 31, 2022
	Amortization period
	< 5 Years %	6-10 Years %	11-15 Years %	16-20 Years %	21-25 Years %	26-30 Years %	> 30 Years % (4)
Canada	0.8%	2.6%	5.7%	13.5%	32.3%	13.8%	31.3%
United States (3)	0.7%	4.9%	9.9%	4.9%	14.3%	65.0%	0.3%
Total	0.8%	2.7%	6.0%	13.0%	31.1%	17.1%	29.3%

(1)	Remaining amortization is based upon current balance, interest rate, customer payment amount and payment frequency in Canada. Contractual payment schedule is used in the United States.
(2)	Reporting methodologies are in accordance with OSFI’s B-20 guideline.
(3)	A large proportion of U.S. based mortgages in the longer amortization band are primarily driven by modification programs for troubled borrowers and regulator-initiated mortgage refinance programs.
(4)	Accounts with negative amortization are included in the >30 year category, reflecting the impact of increases in interest rates on our variable rate mortgage portfolios.

42 BMO Financial Group First Quarter Report 2023

International Exposures

BMO’s geographic exposures outside of Canada and the United States are subject to a risk management framework that incorporates assessments of the economic and political risk in each region or country, as well as management of exposures within limits based on product, entity and country of ultimate risk. Our exposure to these regions as at January 31, 2023 is set out in the following table.

On October 26, 2021, OSFI recommended that Canadian Global Systemically Important Banks (G-SIBs) cease country-by-country disclosures of European exposures and begin to disclose sovereign exposures at the regional (continent) level, effective the first quarter of 2022.

The table outlines total net exposure for funded lending and undrawn commitments, securities (including cash products, traded credit and credit default swap activity), repo-style transactions and derivatives. Repo-style transactions and derivatives exposure are reported as mark-to-market value. Derivatives exposure incorporates transaction netting where master netting agreements with counterparties have been entered into, and collateral offsets for counterparties where a Credit Support Annex is in effect.

Exposure by Region

	As at January 31, 2023													As at October 31, 2022
(Canadian $ in millions)	Funded Lending and Commitments				Securities				Repo-Style Transactions and Derivatives				Total Net Exposure	Total Net Exposure
Region	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total
Europe (excluding United Kingdom)	438	2,903	-	3,341	562	75	6,520	7,157	335	475	58	868	11,366	11,817
United Kingdom	58	5,272	358	5,688	105	151	2,253	2,509	507	533	20	1,060	9,257	7,095
Latin America	2,995	6,295	-	9,290	-	66	-	66	1	129	8	138	9,494	9,285
Asia-Pacific	4,201	3,085	45	7,331	1,244	44	2,890	4,178	158	140	78	376	11,885	13,706
Africa and Middle East	1,019	311	-	1,330	-	22	17	39	2	5	395	402	1,771	2,303
Other (1)	-	3	33	36	-	-	4,994	4,994	-	-	1,643	1,643	6,673	5,902
Total	8,711	17,869	436	27,016	1,911	358	16,674	18,943	1,003	1,282	2,202	4,487	50,446	50,108

(1)	Primarily exposure to supranational entities.

Caution

This Risk Management section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

BMO Financial Group First Quarter Report 2023 43

Glossary of Financial Terms

Adjusted Earnings and Measures

•	Adjusted Revenue – calculated as revenue excluding the impact of certain non-recurring items, and adjusted net revenue is adjusted revenue, net of CCPB, as set out in the Non-GAAP and Other Financial Measures section.

•	Adjusted Non-Interest Expense – calculated as non-interest expense excluding the impact of certain non-recurring items, as set out in the Non- GAAP and Other Financial Measures section.

•	Adjusted Net Income – calculated as net income excluding the impact of certain non-recurring items, as set out in the Non-GAAP and Other Financial Measures section.

Management considers both reported and adjusted results to be useful in assessing underlying ongoing business performance.

Adjusted Effective Tax Rate is calculated as adjusted provision for income taxes divided by adjusted income before provision for income taxes.

Allowance for Credit Losses represents an amount deemed appropriate by management to absorb credit-related losses on loans and acceptances and other credit instruments, in accordance with applicable accounting standards. Allowance on Performing Loans is maintained to cover impairment in the existing portfolio for loans that have not yet been individually identified as impaired. Allowance on Impaired Loans is maintained to reduce the carrying value of individually identified impaired loans to the expected recoverable amount.

Assets under Administration and Assets under Management refers to assets administered or managed by a financial institution that are beneficially owned by clients and therefore not reported on the balance sheet of the administering or managing financial institution.

Asset-Backed Commercial Paper (ABCP) is a short-term investment. The commercial paper is backed by assets such as trade receivables, and is generally used for short-term financing needs.

Average annual total shareholder return (TSR) represents the average annual total return earned on an investment in BMO common shares made at the beginning of a fixed period. The return includes the change in share price and assumes dividends received were reinvested in additional common shares.

Average Earning Assets represents the daily average balance of deposits at central banks, deposits with other banks, securities borrowed or purchased under resale agreements, securities, and loans over a one-year period.

Average Net Loans and Acceptances is the daily or monthly average balance of loans and customers’ liability under acceptances, net of the allowance for credit losses, over a one-year period.

Bail-In Debt is senior unsecured debt subject to the Canadian Bail-In Regime. Bail-in debt includes senior unsecured debt issued directly by the bank on or after September 23, 2018, which has an original term greater than 400 days and is marketable, subject to certain exceptions. Some or all of this debt may be statutorily converted into common shares of the bank under the Bail-In Regime if the bank enters resolution.

Bankers’ Acceptances (BAs) are bills of exchange or negotiable instruments drawn by a borrower for payment at maturity and accepted by a bank. BAs constitute a guarantee of payment by the bank and can be traded in the money market. The bank earns a “stamping fee” for providing this guarantee.

Basis Point is one one-hundredth of a percentage point.

Common Equity Tier 1 (CET1) Capital comprises common shareholders’ equity net of deductions for goodwill, intangible assets, pension assets, certain deferred tax assets and other items, which may include a portion of expected credit loss provisions.

Common Equity Tier 1 (CET1) Ratio is calculated as CET1 Capital, which comprises common shareholders’ equity, net of deductions for goodwill, intangible assets, pension assets, certain deferred tax assets and other items, which may include a portion of expected credit loss provisions, divided by risk-weighted assets. The CET1 Ratio is calculated in accordance with the Office of the Superintendent of Financial Institutions’ (OSFI’s) Capital Adequacy Requirements (CAR) Guideline.

Common Shareholders’ Equity is the most permanent form of capital. For regulatory capital purposes, common shareholders’ equity comprises common shareholders’ equity, net of capital deductions.

Credit and Counterparty Risk is the potential for credit loss due to the failure of an obligor (i.e., a borrower, endorser, guarantor or counterparty) to repay a loan or honour another predetermined financial obligation.

Derivatives are contracts, requiring no initial or little investment, with a value that is derived from movements in underlying interest or foreign exchange rates, equity or commodity prices or other indices. Derivatives are used to transfer, modify or reduce current or expected risks from changes in rates and prices.

Dividend Payout Ratio represents common share dividends as a percentage of net income available to common shareholders. It is computed by dividing dividends per share by basic earnings per share. Adjusted dividend payout ratio is calculated in the same manner, using adjusted net income.

Earnings per Share (EPS) is calculated by dividing net income, after deducting preferred share dividends and distributions on other equity instruments, by the average number of common shares outstanding. Adjusted EPS is calculated in the same manner, using adjusted net income. Diluted EPS, which is BMO’s basis for measuring performance, adjusts for possible conversions of financial instruments into common shares if those conversions would reduce EPS, and is more fully explained in Note 9 of the unaudited interim consolidated financial statements.

Earnings Sensitivity is a measure of the impact of potential changes in interest rates on the projected 12-month pre-tax net income of a portfolio of assets, liabilities and off-balance sheet positions in response to prescribed parallel interest rate movements, with interest rates floored at zero.

Economic Capital is an expression of the enterprise’s capital demand requirement relative to its view of the economic risks in its underlying business activities. It represents management’s estimation of the likely magnitude of economic losses that could occur should severely adverse situations arise. Economic capital is calculated for various types of risk, including credit, market (trading and non-trading), operational non-financial, business and insurance, based on a one-year time horizon using a defined confidence level.

Economic Value Sensitivity is a measure of the impact of potential changes in interest rates on the market value of a portfolio of assets, liabilities and off-balance sheet positions in response to prescribed parallel interest rate movements, with interest rates floored at zero.

Efficiency Ratio (or Expense-to-Revenue Ratio) is a measure of productivity. It is calculated as non-interest expense divided by total revenue on a taxable equivalent basis in the operating groups, expressed as a percentage.

Efficiency Ratio, net of CCPB, is calculated as non-interest expense divided by total revenue, net of insurance claims, commissions and changes in policy benefit liabilities (CCPB).The adjusted efficiency ratio, net of CCPB, is calculated in the same manner, utilizing adjusted revenue, net of CCPB, and adjusted non-interest expense.

Environmental and Social Risk is the potential for loss or harm, directly or indirectly, resulting from environmental or social factors that impact BMO or its customers,and BMO’s impact on the environment.

Fair Value is the amount of consideration that would be agreed upon in an arm’s-length transaction between knowledgeable, willing parties who are under no compulsion to act in an orderly market transaction.

44 BMO Financial Group First Quarter Report 2023

Forwards and Futures are contractual agreements to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a specified price and date in the future. Forwards are customized contracts transacted in the over-the-counter market. Futures are transacted in standardized amounts on regulated exchanges and are subject to daily cash margin requirements.

Gross impaired loans and acceptances (GIL) are calculated as the credit impaired balance of loans and customers’ liability under acceptances, excluding purchased credit impaired loans.

Hedging is a risk management technique used to neutralize, manage or offset interest rate, foreign currency, equity, commodity or credit risk exposures arising from normal banking activities.

Impaired Loans are loans for which there is no longer reasonable assurance of the timely collection of principal or interest.

Incremental Risk Charge (IRC) complements the VaR and SVaR metrics and represents an estimate of the default and migration risks of non-securitization products held in the trading book with exposure to interest rate risk, measured over a one-year horizon at a 99.9% confidence level.

Insurance Risk is the potential for loss as a result of actual experience differing from that assumed when an insurance product was designed and priced, and comprises claims risk, policyholder behaviour risk and expense risk.

Insurance Revenue, net of CCPB, is insurance revenue, net of insurance claims, commissions and changes in policy benefit liabilities (CCPB).

Legal and Regulatory Risk is the potential for loss or harm resulting from a failure to comply with laws or satisfy contractual obligations or regulatory requirements. This includes the risk of failure to: comply with the law (in letter or in spirit) or maintain standards of care; implement legal or regulatory requirements; enforce or comply with contractual terms; assert non-contractual rights; effectively manage disputes; or act in a manner so as to maintain our reputation.

Leverage Exposures (LE) consist of on-balance sheet items and specified off-balance sheet items, net of specified adjustments.

Leverage Ratio reflects Tier 1 Capital divided by LE.

Liquidity and Funding Risk is the potential for loss if we are unable to meet our financial commitments in a timely manner at reasonable prices as they become due. Financial commitments include liabilities to depositors and suppliers, as well as lending, investment and pledging commitments.

Liquidity Coverage Ratio (LCR) is a Basel III regulatory metric calculated as the ratio of high-quality liquid assets to total net stressed cash outflows over a thirty-day period under a stress scenario prescribed by OSFI.

Market Risk is the potential for adverse changes in the value of our assets and liabilities resulting from changes in market variables such as interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, and credit spreads, and includes the risk of credit migration and default in our trading book.

Mark-to-Market represents the valuation of financial instruments at fair value (as defined above) as of the balance sheet date.

Model Risk is the potential for adverse consequences resulting from decisions that are based on incorrect or misused model results. These adverse consequences can include financial loss, poor business decision-making and damage to reputation.

Net Interest Income comprises earnings on assets, such as loans and securities, including interest and certain dividend income, less interest expense paid on liabilities, such as deposits. Net interest income, excluding trading, is presented on a basis that excludes trading-related interest income.

Net Interest Margin is the ratio of net interest income to average earning assets, expressed as a percentage or in basis points. Net interest margin, excluding trading, is computed in the same manner, excluding trading-related interest income and earning assets.

Net Non-Interest Revenue is non-interest revenue, net of insurance claims, commissions and changes in policy benefit liabilities (CCPB).

Net Promoter Score (NPS) is the percentage of surveyed customers who would recommend BMO to a friend or colleague. Data is gathered in a survey that uses a 0–10 point scale. “Detractors” are defined as those who provide a rating of 0–6, “Passives” are defined as those who provide a rating of 7 or 8, and “Promoters” are defined as those who provide a rating of 9 or 10. The NPS score is calculated by subtracting the percentage of “Detractors” from the percentage of “Promoters”.

Notional Amount refers to the principal amount used to calculate interest and other payments under derivative contracts. The principal amount does not change hands under the terms of a derivative contract, except in the case of cross-currency swaps.

Off-Balance Sheet Financial Instruments consist of a variety of financial arrangements offered to clients, which include credit derivatives, written put options, backstop liquidity facilities, standby letters of credit, performance guarantees, credit enhancements, commitments to extend credit, securities lending, documentary and commercial letters of credit, and other indemnifications.

Office of the Superintendent of Financial Institutions (OSFI) Canada is the government agency responsible for regulating banks, insurance companies, trust companies, loan companies and pension plans in Canada.

Operating Leverage is the difference between revenue and non- interest expense growth rates. Adjusted operating leverage is the difference between adjusted revenue and adjusted non-interest expense growth rates.

Operating Leverage, net of CCPB, is the difference between revenue, net of CCPB (net revenue), and non-interest expense growth rates. Adjusted net operating leverage is the difference between adjusted revenue, net of CCPB, and adjusted non-interest expense growth rates. The bank evaluates performance using adjusted revenue, net of CCPB.

Operational Non-Financial Risk (ONFR) encompasses a wide range of non-financial risks, including those related to business change, customer trust, reputation and data that can result in financial loss. These losses can stem from inadequate or failed internal processes or systems, human error or misconduct, and external events that may directly or indirectly impact the fair value of assets we fold in our credit or investment portfolios. Examples of these risks include cyber and cloud security risk, technology risk, fraud risk, business continuity risk and human resources risk, but exclude legal and regulatory risk, credit risk, market risk, liquidity risk and other types of financial risk.

Options are contractual agreements that convey to the purchaser the right but not the obligation to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a fixed future date or at any time within a fixed future period.

Pre-Provision, Pre-Tax Earnings (PPPT) is calculated as income before the provision for income taxes and provision for/(recovery of) credit losses. We use PPPT on both a reported and adjusted basis to assess our ability to generate sustained earnings growth excluding credit losses, which are impacted by the cyclical nature of a credit cycle.

Provision for Credit Losses (PCL) is a charge to income that represents an amount deemed adequate by management to fully provide for impairment in a portfolio of loans and acceptances and other credit instruments, given the composition of the portfolio, the probability of default, the economic environment and the allowance for credit losses already established. PCL can comprise both a provision for credit losses on impaired loans and a provision for credit losses on performing loans. For more information, refer to the Credit and Counterparty Risk – Provision for Credit Losses and Critical Accounting Estimates and Judgments – Allowance for Credit Losses sections and Note 3 of the unaudited interim consolidated financial statements.

Reputation Risk is the potential for loss or harm to the BMO brand. It can arise even if other risks are managed effectively.

BMO Financial Group First Quarter Report 2023 45

Return on Equity or Return on Common Shareholders’ Equity (ROE) is calculated as net income, less preferred dividends and distributions on other equity instruments, as a percentage of average common shareholders’ equity. Common shareholders’ equity comprises common share capital, contributed surplus, accumulated other comprehensive income (loss) and retained earnings. Adjusted ROE is calculated using adjusted net income rather than net income.

Return on Tangible Common Equity (ROTCE) is calculated as net income available to common shareholders, adjusted for the amortization of acquisition-related intangible assets, as a percentage of average tangible common equity. Adjusted ROTCE is calculated using adjusted net income rather than net income.

Risk-Weighted Assets (RWA) are defined as on-balance sheet and off-balance sheet exposures that are risk-weighted based on guidelines established by OSFI. The measure is used for capital management and regulatory reporting purposes.

Securities Borrowed or Purchased under Resale Agreements are low-cost, low-risk instruments, often supported by the pledge of cash collateral, which arise from transactions that involve the borrowing or purchasing of securities.

Securities Lent or Sold under Repurchase Agreements are low-cost, low-risk liabilities, often supported by cash collateral, which arise from transactions that involve the lending or selling of securities.

Securitization is the practice of selling pools of contractual debts, such as residential mortgages, auto loans and credit card debt obligations, to third parties or trusts, which then typically issue a series of asset-backed securities to investors to fund the purchase of the contractual debts.

Strategic Risk arises from the possibility that the bank could experience financial loss or other types of harm due to changes in the external business environment and failure to respond effectively to these changes as a result of inaction, inappropriate strategies or poor implementation of strategies. Strategic risk also includes business risk, which arises from the specific business activities of the enterprise, and the effects these could have on its earnings.

Stressed Value at Risk (SVaR) measures the maximum loss likely to be experienced in the trading and underwriting portfolios, measured at a 99% confidence level over a one-day holding period, with model inputs calibrated to historical data from a period of significant financial stress. SVaR is calculated for specific classes of risk in BMO’s trading and underwriting activities related to interest rates, foreign exchange rates, credit spreads, equity and commodity prices and their implied volatilities.

Structured Entities (SEs) include entities for which voting or similar rights are not the dominant factor in determining control of the entity. BMO is required to consolidate a SE if it controls the entity by having power over the entity, exposure to variable returns as a result of its involvement and the ability to exercise power to affect the amount of those returns.

Structural (Non-Trading) Market Risk comprises interest rate risk arising from banking activities (loans and deposits) and foreign exchange risk arising from foreign currency operations and exposures.

Swaps are contractual agreements between two parties to exchange a series of cash flows. The various swap agreements that BMO enters into are as follows:

•	Commodity swaps – counterparties generally exchange fixed-rate and floating rate payments based on a notional value of a single commodity.

•	Credit default swaps – one counter party pays the other a fee in exchange for an agreement by the other counterparty to make a payment if a credit event occurs, such as bankruptcy or failure to pay.

•	Cross-currency interest rate swaps – fixed rate and floating-rate interest payments and principal amounts are exchanged in different currencies. Cross-currency swaps – fixed-rate interest payments and principal amounts are exchanged in different currencies.

•	Equity swaps – counterparties exchange the return on an equity security or a group of equity securities for a return based on a fixed or floating interest rate or the return on another equity security or group of equity securities.

•	Interest rate swaps – counterparties generally exchange fixed-rate and floating rate interest payments based on a notional value in a single currency.

•	Total return swaps – one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a reference asset or group of assets, including any returns such as interest earned on these assets, in exchange for amounts that are based on prevailing market funding rates.

Tangible Common Equity is calculated as common shareholders’ equity, less goodwill and acquisition-related intangible assets, net of related deferred tax liabilities.

Taxable Equivalent Basis (teb): Operating segment revenue is presented on a taxable equivalent basis (teb). Revenue and the provision for income taxes in BMO Capital Markets and U.S. Personal and Commercial Banking are increased on tax-exempt securities to an equivalent pre-tax basis to facilitate comparisons of income between taxable and tax-exempt sources. The offset to operating segment teb adjustments is reflected in Corporate Services revenue and provision for (recovery) income taxes.

Tier 1 Capital comprises CET1 Capital and Additional Tier 1 (AT1) Capital. AT1 Capital consists of preferred shares and other AT1 Capital instruments, less regulatory deductions.

Tier 1 Capital Ratio reflects Tier 1 Capital divided by risk-weighted assets.

Tier 2 Capital comprises subordinated debentures and may include certain credit loss provisions, less regulatory deductions.

Total Capital includes Tier 1 and Tier 2 Capital.

Total Capital Ratio reflects Total Capital divided by risk-weighted assets.

Total Loss Absorbing Capacity (TLAC) comprises Total Capital and senior unsecured debt subject to the Canadian Bail-In Regime, less regulatory deductions.

Total Loss Absorbing Capacity (TLAC) Ratio reflects TLAC divided by risk-weighted assets.

Total Loss Absorbing Capacity (TLAC) Leverage Ratio reflects TLAC divided by leverage exposures.

Total Shareholder Return: The annual total shareholder return (TSR) represents the average annual total return earned on an investment in BMO common shares made at the beginning of the respective period. The return includes the change in share price and assumes dividends received were reinvested in additional common shares.

Trading and Underwriting Market Risk is associated with buying and selling financial products in the course of meeting customer requirements, including market-making and related financing activities, and assisting clients to raise funds by way of securities issuance.

Trading-Related Revenue includes net interest income and non-interest revenue earned from on-balance sheet and off-balance sheet positions undertaken for trading purposes. The management of these positions typically includes marking them to market on daily basis. Trading-related revenue also includes income (expense) and gains (losses) from both on-balance sheet instruments and interest rate, foreign exchange (including spot positions), equity, commodity and credit contracts.

Value-at-Risk (VaR) measures the maximum loss likely to be experienced in the trading and underwriting portfolios, measured at a 99% confidence level over a one-day holding period. VaR is calculated for specific classes of risk in BMO’s trading and underwriting activities related to interest rates, foreign exchange rates, credit spreads, equity and commodity prices and their implied volatilities.

46 BMO Financial Group First Quarter Report 2023

INVESTOR AND MEDIA INFORMATION

Investor Presentation Materials

Interested parties are invited to visit BMO’s website at www.bmo.com/investorrelations to review the 2022 Annual MD&A and audited annual consolidated financial statements, quarterly presentation materials and supplementary financial and regulatory information package.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Tuesday, February 28, 2023, at 7.15 a.m. (ET). The call may be accessed by telephone at 416-340-2217 (from within Toronto) or 1-800-806 5484 (toll-free outside Toronto), entering Passcode: 1713282#. A replay of the conference call can be accessed until March 31, 2023, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering Passcode: 1518711#.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the website.

Media Relations Contact

Jeff Roman, Director, Enterprise Media Relations, jeff.roman@bmo.com, 416-867-3996

Investor Relations Contacts

Christine Viau, Head, Investor Relations, christine.viau@bmo.com, 416-867-6956

Bill Anderson, Director, Investor Relations, bill2.anderson@bmo.com, 416-867-7834

Shareholder Dividend Reinvestment and Share Purchase

Plan (the Plan)

Average market price as defined under DRIP

November 2022: $129.42

December 2022: $122.67

January 2023: $133.62

For dividend information, change in shareholder address

or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785

E-mail: corp.secretary@bmo.com

For further information on this document, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 10th Floor

Toronto, Ontario M5X 1A1

To review financial results and regulatory filings and disclosures online, please visit BMO’s website at www.bmo.com/ investorrelations.

BMO’s 2022 Annual MD&A, audited consolidated financial statements, annual information form and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at www.sedar.com. Printed copies of the bank’s complete 2022 audited consolidated financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

Annual Meeting 2023

The next Annual Meeting of Shareholders will be held on Tuesday, April 18, 2023.

® Registered trademark of Bank of Montreal

68 BMO Financial Group First Quarter Report 2023